Exhibit 96.2

Technical Report Summary on the Juruti Bauxite Mine, Brazil S-K 1300 Report Alcoa Corporation SLR Project No:  425.01184.00071 February 24, 2022

Technical Report Summary on the Juruti Bauxite Mine, Brazil

SLR Project No:  425.01184.00071

Prepared by

SLR International Corporation

22118 20th Ave SE, Suite G202

Bothell, WA 98021 USA

for

Alcoa Corporation

201 Isabella St Suite 500

Pittsburgh, PA 15212

Effective Date – December 31, 2021

Signature Date – February 24, 2022

Distribution:1 copy – Alcoa Corporation

1 copy –  SLR Consulting Ltd

1 copy –  SLR International Corporation

CONTENTS

1.0	EXECUTIVE SUMMARY	1-9
1.1	Summary	1-10
1.2	Economic Analysis	1-17
1.3	Technical Summary	1-21
2.0	INTRODUCTION	2-1
2.1	Site Visits	2-1
2.2	Sources of Information	2-2
2.3	List of Abbreviations	2-3
3.0	PROPERTY DESCRIPTION	3-1
3.1	Location	3-1
3.2	Land Tenure	3-3
3.3	Encumbrances	3-8
3.4	Royalties	3-8
3.5	Other Significant Factors and Risks	3-8
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4-1
4.1	Accessibility	4-1
4.2	Climate	4-1
4.3	Local Resources	4-2
4.4	Infrastructure	4-2
4.5	Physiography	4-3
5.0	HISTORY	5-1
5.1	Prior Ownership	5-1
5.2	Exploration and Development History	5-1
5.3	Past Production	5-1
6.0	GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	6-1
6.1	Regional Geology	6-1
6.2	Local Geology	6-1
6.3	Property Geology	6-3
6.4	Mineralization	6-4
6.5	Deposit Types	6-5
7.0	EXPLORATION	7-1
7.1	Exploration	7-1
7.2	Drilling	7-2
7.3	Topography	7-10

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7.4	Hydrogeology Data	7-10
7.5	Geotechnical Data	7-10
7.6	Planned Exploration	7-10
8.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY	8-1
8.1	Sample Preparation and Analysis	8-1
8.2	Quality Assurance and Quality Control	8-5
8.3	Sample Security	8-10
8.4	Conclusions	8-11
8.5	Recommendations	8-12
9.0	DATA VERIFICATION	9-1
9.1	Alcoa Verification Work	9-1
9.2	SLR Site Verification Procedures	9-2
9.3	SLR Audit of the Drill Hole Database	9-2
10.0	MINERAL PROCESSING AND METALLURGICAL TESTING	10-1
10.1	Metallurgical test work	10-1
10.2	Test work samples	10-1
10.3	Comminution test work	10-1
11.0	MINERAL RESOURCE ESTIMATES	11-1
11.1	Summary	11-1
11.2	Resource Database	11-4
11.3	Geological Interpretation	11-7
11.4	Resource Assays and Compositing	11-10
11.5	Treatment of High-Grade Assays	11-14
11.6	Trend Analysis	11-17
11.7	Search Strategy and Grade Interpolation Parameters	11-20
11.8	Block Models	11-22
11.9	Cut-off Grade	11-22
11.10	Classification	11-23
11.11	Block Model Validation	11-26
11.12	Mineral Resource Reporting	11-33
12.0	MINERAL RESERVE ESTIMATES	12-1
12.1	Summary	12-1
12.2	Dilution	12-2
12.3	Extraction	12-3
12.4	Cut-off Grade	12-3
13.0	MINING METHODS	13-11
13.1	Geotechnical Considerations	13-12
13.2	Geotechnical and hydrogeological models	13-12

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13.3	Geomechanics, Ground Support	13-12
13.4	Hydrogeology	13-13
13.5	Mine Design	13-13
13.6	Life of Mine Plan	13-13
13.7	Infrastructure	13-16
13.8	Mine Equipment	13-16
13.9	Manpower	13-16
14.0	PROCESSING AND RECOVERY METHODS	14-1
14.1	Process Description	14-1
14.2	Primary equipment list	14-2
14.3	Process plant requirements	14-4
14.4	Summary and QP opinion	14-4
15.0	INFRASTRUCTURE	15-1
15.1	Mine Waste Management	15-4
15.2	Access Roads	15-11
15.3	Power	15-13
15.4	Water	15-13
15.5	Site Buildings	15-14
16.0	MARKET STUDIES	16-1
16.1	Overview	16-1
16.2	Market: Juruti	16-2
16.3	Contracts	16-3
17.0	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	17-1
17.1	Environmental Studies	17-1
17.2	Environmental Monitoring	17-2
17.3	Waste and Tailings Disposal, and Site Monitoring	17-4
17.4	Water Management	17-4
17.5	Waste (Non-Mineralized) Management	17-5
17.6	Project Permitting	17-5
17.7	Social or Community Requirements	17-10
17.8	Mine Closure Requirements	17-13
18.0	CAPITAL AND OPERATING COSTS	18-1
18.1	Capital Costs	18-1
18.2	Operating Costs	18-1
19.0	ECONOMIC ANALYSIS	19-1
19.1	Economic Criteria	19-1
19.2	Cash Flow Analysis	19-2

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19.3	Sensitivity Analysis	19-2
20.0	ADJACENT PROPERTIES	20-1
21.0	OTHER RELEVANT DATA AND INFORMATION	21-1
22.0	INTERPRETATION AND CONCLUSIONS	22-1
22.1	Geology and Mineral Resources	22-1
22.2	Mining and Mineral Reserves	22-2
22.3	Mineral Processing	22-2
22.4	Infrastructure and Tailings	22-3
22.5	Environment	22-4
23.0	RECOMMENDATIONS	23-1
23.1	Geology and Mineral Resources	23-1
23.2	Mining and Mineral Reserves	23-1
23.3	Mineral Processing	23-2
23.4	Infrastructure and Tailings	23-2
23.5	Environment	23-2
24.0	REFERENCES	24-1
25.0	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	25-1
26.0	DATE AND SIGNATURE PAGE	26-1

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TABLEs

Table 1‑1: LOM Technical-Economic Assumptions	1-18
Table 1‑2: LOM Production Summary	1-19
Table 1‑3: LOM Indicative Economic Results	1-19
Table 1‑4: Summary of Juruti Bauxite Mine Mineral Resources – December 31, 2021	1-25
Table 1‑5: Summary of Mineral Reserves – December 31, 2021	1-25
Table 1‑6: LOM Operating Costs	1-31
Table 3‑1: Juruti Mineral Rights	3-5
Figure 3‑4: Juruti Bauxite Mine boundaries versus mining permits (Alcoa, 2022)	3-7
Table 5‑1: Past Production from Juruti Bauxite Mine 2014 – 20211 (Alcoa, 2021)	5-1
Table 6‑1: Juruti deposit stratigraphy	6-3
Table 6‑2: Chemical limits used to define each horizon	6-5
Table 6‑3: Summary of stratigraphic horizons within bauxite plateaus	6-5
Table 7‑1: Juruti drilling programs	7-2
Table 8‑1: Analytical methods used	8-3
Table 8‑2: Summary of density data statistics by plateau	8-4
Table 8‑3: Expected Values and Ranges of Reference Material (Standards)	8-7
Table 9‑1: Results from ordinary kriging for AC and auger samples (SLR, 2021).	9-2
Table 10‑1: JKTech comminution results (JKTech, 2002)	10-2
Table 10‑2: HDA Servicos comminution results (HDA Servicos, 2007)	10-2
Table 11‑1: Summary of Juruti Bauxite Mine Mineral Resources – December 31, 2021	11-3
Table 11‑2: Summary of the database for Juruti plateaus	11-4
Table 11‑3: Summary of the columns in the assay file	11-5
Table 11‑4: Chemical limits used to define LITOQ for the Capiranga Central and Mauari plateaus	11-7
Table 11‑5: Bauxite sample classifications according to LITO, LITOQ and LITOM.	11-8
Table 11‑6: Statistics for non-composited and composited samples of the bauxite layer (all plateaus).	11-12
Table 11‑7: Top and low cuts used for the Juruti plateaus.	11-15
Table 11‑8: Variogram parameters for the Capiranga Central Plateau.	11-18
Table 11‑9: Variogram parameters for the Mauari Plateau.	11-19
Table 11‑10: Summary of estimated variables at Capiranga Central and Mauari	11-20
Table 11‑11: Estimation parameters for the Capiranga Central and Mauari Plateaus	11-21
Table 11‑12: Block model specifications.	11-22
Table 11‑13: MEE and RI Classification Limits	11-24
Table 11‑14: Composites and block model statistics.	11-29
Table 11‑15: Summary of the blocks out of the low and top cuts – Capiranga Central plateau.	11-31
Table 11‑16: Parallel statistics for the main variables for the Capiranga Central and Mauari plateaus.	11-32
Table 11‑17: Summary of Mineral Resources by plateau and bauxite type – December 31, 2021	11-34
Table 12‑1: Summary of Mineral Reserves – December 31, 2021	12-1
Table 12‑2: Dilution Factors	12-2
Table 12‑3: Extraction Factors	12-3
Table 12‑4: Parameters Description	12-3

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Table 12‑5: Parameter Values	12-5
Table 13‑1: Juruti Life of Mine plan	13-14
Table 13‑2: Mining Equipment	13-16
Table 13‑3: Alcoa personnel	13-16
Table 13‑4: Contractors at Juruti	13-17
Table 14‑1: Primary equipment list	14-2
Table 15‑1: List of Existing Tailings Storage Facilities at the Juruti Bauxite Mine	15-5
Table 15‑2: Planned Tailings Storage Facilities	15-8
Table 17‑1: Environmental Approvals	17-6
Table 18‑1: LOM Operating Costs	18-1
Table 19‑1: LOM Technical-Economic Assumptions	19-1
Table 19‑2: LOM Production Summary	19-2
Table 19‑3: Life of Mine Indicative Economic Results	19-3

FIGURES

Figure 3‑1: Juruti Location and Access (SLR, 2021)	3-1
Figure 3‑2: Juruti Bauxite Mine Permits (Alcoa, 2021, adapted by SLR)	3-2
Figure 3‑3: Juruti Block Permit Status (Alcoa, 2021)	3-7
Figure 3‑5: Nhamundá Block Permit Status (Alcoa, 2021)	3-8
Figure 4‑1: Historical rainfall recorded by the Juruti meteorological station (Alcoa, 2021)	4-2
Figure 6‑1: Simplified Regional Geology of Eastern Amazon (adapted from Negrao, 2018)	6-1
Figure 6‑2: Simple stratigraphic column of the Juruti bauxite plateau (SLR, 2022)	6-2
Figure 6‑3: Capiranga Central geological section. Vertical exageration: 10x (SLR, 2022)	6-4
Figure 6‑4: Mauari geological section. Vertical exageration: 10x (SLR, 2022).	6-4
Figure 7‑1: Plateaus limits of the Juruti operation (Alcoa, 2022).	7-1
Figure 7‑2: Capiranga Central plateau drill hole distribution (SLR, 2022)	7-3
Figure 7‑3: Mauari plateau drill hole distribution (SLR, 2022)	7-4
Figure 7‑4: Mutum plateau drill hole distribution (SLR, 2022)	7-4
Figure 7‑5: Nhamundá plateau drill hole distribution (SLR, 2022)	7-5
Figure 7‑6: Santarém plateau drill hole distribution (SLR, 2022)	7-5
Figure 7‑7: São Francisco plateau drill hole distribution (SLR, 2022)	7-6
Figure 7‑8: Drilling by type - Nhamundá plateau	7-6
Figure 7‑9: Photo of exploration drilling (SLR, 2021)	7-8
Figure 7‑10: Photo of sample logging and preparation facilities (SLR, 2021)	7-9
Figure 7‑11: Alcoa exploration plan from 2022 until 2029 (Alcoa, 2021).	7-11
Figure 7‑12: Alcoa exploration plan from 2029 to 2032 (Alcoa, 2021).	7-12
Table 7‑2: Number of holes, total meters and costs associated with the exploration plan (Alcoa, 2021).	7-13
Figure 8‑1: AC sample preparation flowsheet (SRK, 2019).	8-2
Figure 8‑2: Capiranga Central Duplicate Pairs Plots of HARD vs Accumulated Frequency (modified from VCE, 2019)	8-7
Figure 8‑3: Control charts of available alumina and reactive silica standards at Capiranga Central (2017 and 2018) (modified from VCE, 2019)	8-9

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Figure 8‑4: Comparison of original and check assay results available alumina and reactive silica at Capiranga Central (modified from VCE, 2019).	8-10
Figure 8‑5:Bar codes and digital scale used in the sampling procedure.	8-11
Figure 9‑1: Mauari plateau with AC drill holes and historical data - well and auger (SLR, 2022).	9-1
Figure 11‑1: Drill hole Type by Plateau at Juruti mine (SLR, 2021)	11-4
Figure 11‑2: Capiranga Central drill hole collar locations (SLR, 2021)	11-6
Figure 11‑3: Mauari drill hole collar locations (SLR, 2021)	11-7
Figure 11‑4: Ternary charts of lithologies for Capiranga Central and Mauari plateaus (SLR, 2021).	11-8
Figure 11‑5: Plateaus limits of the Juruti operation (Alcoa, 2022).	11-9
Figure 11‑6: Capiranga Central geological section. Vertical exaggeration: 10x (SLR, 2021)	11-9
Figure 11‑7: Mauari geological section. Vertical exaggeration: 10x (SLR, 2021)	11-10
Figure 11‑8: Histogram of raw sample lengths for the Capiranga Central and Mauari plateaus (SLR, 2021).	11-11
Figure 11‑9: Histograms of composited KEVs for Capiranga Central and Mauari plateaus (SLR, 2021)	11-14
Figure 11‑10: Probability plot with the delimitation of P1 and P99, (Alcoa, 2021)	11-15
Figure 11‑11: KEV probability plots of original (orange) and capped (blue) composited values for Capiranga Central (top) and Mauari (bottom) plateaus, (SLR, 2021)	11-17
Figure 11‑12: AAG, SRG and RCG variograms for Capiranga Central (top) and Mauari (bottom), (Alcoa, 2021)	11-18
Figure 11‑13: Mineral Resources classification for the Capiranga Central (top) and Mauari (bottom) plateaus (SLR, 2021)	11-25
Figure 11‑14: Swath plots in X, Y and Z for AAG - Capiranga Central plateau.	11-28
Figure 11‑15: Swath plots in X, Y and Z for SRG - Mauari plateau.	11-29
Figure 11‑16: Vertical N-S section in the Capiranga Central plateau showing the blocks estimated in the bauxite layer (SLR, 2021)	11-31
Figure 11‑17: Vertical W-E section in the Mauari plateau showing the blocks estimated in the bauxite layer (SLR, 2021)	11-32
Figure 12‑1: Formula used to calculate diesel cost (Alcoa, 2021)	12-8
Figure 12‑2: Formula used to calculate haulage distance (Alcoa, 2021)	12-9
Figure 13‑1: Mines at Juruti (Alcoa, 2021)	13-11
Figure 13‑2: Schematic diagram of strip mining at Juruti (Alcoa, 2021)	13-12
Figure 13‑3: Mine design panels for Mauari (left) and Capiranga Central (right) plateaus by scheduled year (Alcoa, 2021)	13-13
Figure 14‑1: Block flow diagram of process (Alcoa, 2021)	14-1
Figure 15‑1: Aerial photograph of the crusher, stockpiles, washing plant and office facilities at the mine (Alcoa, 2021)	15-2
Figure 15‑2: Aerial photograph of the railroad and bauxite product stockpiles (Alcoa, 2021)	15-2
Figure 15‑3: Aerial photograph of the ship loader and port at Juruti town (Alcoa, 2021)	15-3
Figure 15‑4: Juruti Infrastructure Layout (Alcoa, 2021)	15-4
Figure 15‑5: Juruti Tailings Process (Alcoa, 2021)	15-5
Figure 15‑6: Aerial photograph of the Tailings Lagoon (LE) and Tailings Disposal Ponds (TP1 to TP7), (Alcoa 2021)	15-7
Figure 15‑7: Planned Tailings Storage Facilities construction sequence (Alcoa, 2021)	15-9
Figure 15‑8: Alternative dry disposal technology (Alcoa, 2021)	15-10

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Figure 15‑9: Mauari Waste Dump (Alcoa, 2021)	15-11
Figure 15‑10: Juruti Bauxite Mine Access (SLR, 2021)	15-12
Figure 15‑11: Juruti Bauxite Mine internal site road layout (Alcoa, 2022)	15-12
Figure 15‑12: Aerial photograph of the Juruti Grande water intake, looking southeast (Alcoa, 2021)	15-13

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2.0	Executive Summary
2.1	Summary

SLR International Corporation (SLR) was retained by Alcoa Corporation (Alcoa) to prepare an independent Technical Report Summary (TRS) on the Juruti Bauxite Mine (the Mine or Juruti), located in Brazil.  The purpose is to report on the Mineral Resources and Mineral Reserves of the Project as of December 31, 2021. This Technical Report Summary conforms to United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary of Regulation S-K.  SLR visited the property from October 18 to 21, 2021. SLR notes that the effective date of the technical information contained herein is December 31, 2021.

Alcoa is one of the world’s largest aluminum producers and a publicly traded company on the New York Stock Exchange (NYSE). Alcoa owns and operates integrated bauxite mining, alumina refining and aluminum smelting operations at numerous assets globally including in Australia, Brazil, Canada, and the United States. Alcoa is also a joint venture partner for several other integrated operations in Brazil, Canada, Guinea, and Saudi Arabia.

The Juruti Bauxite Mine, located in the west of Pará State near the Amazon River, is owned and operated by Alcoa through a 100% ownership of Alcoa World Alumina Brasil Ltda. (AWA Brasil). AWA Brasil is a subsidiary of Alcoa World Alumina and Chemicals (AWAC). AWAC is an unincorporated global joint venture between Alcoa Corporation and Alumina Limited, a company incorporated under the laws of the Commonwealth of Australia and listed on the Australian Securities Exchange. AWAC comprises several affiliated entities that own, operate, or have an interest in bauxite mines and alumina refineries, as well as an aluminum smelter, in seven countries. Alcoa Corporation owns 60% and Alumina Limited owns 40% of these entities, directly or indirectly, with such entities being consolidated by Alcoa Corporation for financial reporting purposes. The same approach has been taken by SLR when reporting Mineral Resources and Mineral Reserves.

The Juruti Bauxite Mine represents an established mining operation which commenced commercial production of bauxite in 2009. In Brazil, Alcoa also owns bauxite mining operations at Poços de Caldas (located in Minas Gerais State in southwest Brazil) and holds an interest in Trombetas (located on the northern shore of the Amazon, 70 kilometers (km) northwest of Juruti).

The bauxite deposit of the Juruti Bauxite Mine consist of several lateritic bauxite plateaus which exist across areas of higher elevations (70 meters to 190 meters), capped by iron-rich laterite deposits, which formed through in-situ weathering of sediment deposits of the Amazon basin. There are a total of six bauxite plateaus, namely the Capiranga Central, Mauari, Mutum, Nhamundá, Santarém, and São Francisco which are the subject of this report. Two other plateaus, Capiranga and Guaraná, are being mined but are not included in the Mineral Resource and Mineral Reserves estimates on the basis that the remaining production is not deemed material to Alcoa’s business.

The Juruti Bauxite Mine produced approximately 7.2 million tonnes (Mt) of bauxite in 2020 with ore being shipped for aluminum production at the Alumar Refinery in the city of São Luis, located in the north of Maranhão State, approximately 1,900 km by road and boat due east of Juruti along Brazil’s northern coastline.

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2.1.1	Conclusions

The SLR QP has the following conclusions by area.

2.1.1.1	Geology and Mineral Resources
•

As of December 31, 2021, exclusive of Mineral Reserves, Measured Mineral Resources are estimated to total 5.66 Mt at 44.53% available alumina (A.Al2O3) and 5.28% of reactive silica (R.SiO2) for washed and unwashed material, and Indicated Mineral Resources are estimated to total 58.59 Mt at 45.34% A.Al2O3and 4.42% R.SiO2 for washed and unwashed material. In addition, Inferred Mineral Resources are estimated to total 563.79 Mt at 45.69% A.Al2O3and 4.72% R.SiO2. Mineral Resources are reported on a 100% Alcoa attributable ownership basis for consolidated reporting purposes.

•

Juruti is a lateritic bauxite deposit formed through a combination of intense weathering and geochemical alteration, leaching by meteoric waters, and accumulation of alumina and iron-rich horizons. Periodic erosion and redeposition is also known to have occurred.

•

The lateritic deposits have originated from the Alter-do-Chao Formation; Cretaceous fluvial-lacustrine deposits of sandstone, siltstones, mudstones, and quartz breccia. Weathering and alteration of these parent rocks is estimated to have taken place during the Eocene.

•

Bauxitization has occurred through the formation of gibbsite crystals which form massive bauxite horizons which exist as plateaus across the Juruti region. In comparison to their lateral extent over tens of kilometers, the overall thickness of the bauxite deposits are relatively thin being only several metres thick.

•	Geological interpretation of the Juruti deposit has been possible through extensive exploration drilling, detailed geological logging, sampling, and the results of chemical analysis.
•

Mutum, Santarém, São Francisco and Nhamundá are plateaus drilled by auger, and to a less extent wells which support the estimation of Mineral Resources. SLR has reviewed this information and it is reasonable, however there is not a complete statistical study comparing these methodologies with more accurate air core (AC) drilling procedures. The R.SiO2 negative bias for auger holes identified in a preliminary block modelling comparison is a known risk. Consequently, no reserves are estimated for plateaus with auger data.

•	Protocols for drilling, sampling preparation and analysis, verification, and security meet industry standard practices and are appropriate for the purposes of Mineral Resource estimation.
•

Juruti technical staff do not use the short-term drilling information for the long term models due to different QA/QC and sampling methodologies used. Therefore the long term models do not have any detailed information that can confirm the continuity of the bauxite layer or change the Key Economic Variable (KEV) grades.

•

In the SLR QPs’ opinion, the QA/QC program as designed and implemented at Juruti is being improved continuously, and the assay results within the database are suitable for use in a Mineral Resource estimate.

•	The drill hole database used for geological modelling has been reviewed by the SLR QP and is deemed suitable for Mineral Resource estimation.

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•

The impact of the current low and top cutting approach may be that areas reflecting either low or high values of economic and deleterious elements, as well as wash recovery values are underrepresented in some block models locally.

•	For the Mineral Resources classification indicator kriging (IK) and conditional simulations are used to quantify the uncertainty related with geological modelling and grade estimation.
•

The final Mineral Resource estimate is obtained through a benefit calculation that considers a future bauxite price, exchange rate, the three KEV grades, 100% of the metal recovery, and maximum mining selectivity, without consideration of a minimum thickness.

•

The SLR QP reviewed the Mineral Resources assumptions, geological modelling and estimation workflows, data consistency and reporting procedures, and is of the opinion that the Mineral Resource estimate is appropriate for the style of the mineralization, and that the block model is reasonable and acceptable to support the December 31, 2021 Mineral Resource estimate.

2.1.1.2	Mining and Mineral Reserves
•

As of December 31, 2021, Proven Reserves are estimated to total 50.94 dry Mt at 47.68% A.Al2O3 and 3.52% of R.SiO2 for washed and unwashed material and Probable Reserves are estimated to total 37.94 dry Mt at 46.32% A.Al2O3and 3.41% R.SiO2 for washed and unwashed material.

•

A cut-off value is determined using the Mineral Reserve bauxite price, recovery, transport, treatment and mine operating costs. The bauxite price used for the Mineral Reserves is based on a contract established with Alumar Refinery (Alcoa), as 90% of the production is shipped to this refinery. This price is updated annually, based on the clients’ offtake requirements, the proportion of internal demand to exported bauxite, and bonus, and penalties applied according to the quality of the product.

•

The Juruti Mine operations are based on the use of conventional strip mining. Each plateau is divided into panels and regular strips of 20 m width x 200 m length within which a number of sequential mining activities including land clearance, topsoil removal, overburden stripping and waste backfill, and bauxite mining take place.

•

The life of mine (LOM) plan has the production from 2022 through 2035 totalling approximately 127.6 wet Mt of ROM ore producing 100.9 wet Mt of washed and unwashed bauxite with average grades of 47.10 % A.Al2O3, 3.48% R.SiO2, and 16.47% Fe.

•	Strip ratio for the LOM is 4.2 m3/t.
•	Dilution and extraction factors follow the historical trend and are considered appropriate for the type of mining methods employed at Juruti.
•

The amount of dilution will likely increase if the methodology is changed to incorporate surveyed floor pickups as opposed to using lithological wireframes as a constraint as the pit floor, incorporates a small proportion of waste along the ore waste contact. This does not represent a significant risk to the Mineral Reserve estimate, as the dilution is considered minimal. Focus should be placed on the mining operations to reduce this dilution by mining only to the ore waste contact.

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2.1.1.3	Mineral Processing
•

The Juruti Bauxite Mine’s processing plant has been in operation since 2009 and uses a simple comminution (crushing), washing, and wet screening circuit to produce washed bauxite for shipping, in addition to an unwashed bauxite product (direct shipping ore, or DSO). The plant flowsheet is designed for the removal of silt and clay (fine particles) using a scrubber and hydrocyclone which are subsequently deposited into tailings storage facilities.

•

The production capacity of the process plant is 6.2 Mtpa of washed and 1.3 Mtpa of unwashed bauxite. The current global mass recovery of the plant is approximately 75% and the final product specification has 47.5 ± 1% of available alumina content (A.Al2O3) and 4.1 ± 0.5% of reactive silica (R.SiO2) content.

•	The SLR QP is of the opinion that the process flowsheet is straightforward as it comprises only comminution and washing and that it is appropriately aligned to the ore feed material.
•

The SLR QP is also of the opinion that the samples previously used for comminution test work were representative of the Juruti project ore at the time, and that test work results indicated that the ore is moderately hard and can be ground to the required product sizes without any challenges. More complex or extensive test work is deemed not to be required given the simple process flowsheet. The comminution results are sufficient for the initial mill sizing and ongoing benchmarking exercises.

•

On the basis that the process plant at the Juruti Bauxite Mine has been in operation since 2009, the SLR QP is satisfied that the existing flowsheet is appropriate for the continued processing of Juruti ore.

•	The SLR QP is satisfied that according to Alcoa, plant consumables are kept on site and replaced as part of the routine maintenance schedule.
2.1.1.4	Infrastructure and Tailings

Infrastructure

•

The infrastructure required to support the ongoing mining operations at the Juruti Bauxite Mine is well established. Most is located within the surface infrastructure area at the mine site itself, including the bauxite processing / beneficiation plant, bulk power generation and water supply, mine waste facilities, railroad siding and materials handling/loading equipment, in addition to ancillary buildings.

•

Power is supplied by Thermoelectric Units (UTE)at the mine site and port under a supply contract. Water for the mine site, principally used in the processing plant, is supplied from water collection pumps installed in the Juruti Grande stream to the north then via an approximately 9 km overland pipeline. Water is also recovered from the tailings ponds where possible and recirculated for use in the plant. SLR is satisfied that the power and water supplies to the Juruti Bauxite Mine are in place and have been demonstrated through past production to be sufficiently reliable to support ongoing operations.

•	Off-site infrastructure is similarly well established and comprises the materials handling and ship loading equipment at Juruti port used for bauxite product export along the Amazon River. The

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mine site is connected to the port by a dedicated railroad approximately 55 km in length, serviced by two locomotives.
•

The Juruti Bauxite Mine is accessible via a public road from Juruti town which connects to a dedicated mine access road. This road provides the primary means of access to the site for personnel living in Juruti town. Given the remote location of Juruti within Pará State, access to other regions by road is limited. Juruti port therefore, in addition to Juruti Airport, serves as the primary transportation route for equipment, materials and supplies from other regions of Brazil, or internationally.

•

The SLR QPs were able to confirm the suitability of infrastructure during a site visit and are satisfied that the equipment and facilities required to sustain the proposed bauxite mining activities are available.

Tailings

•

Based on an annual washed bauxite production of 6 Mtpa, the tailings generated annually are in the order of 1.93 Mtpa (dry tonnage). The Juruti Bauxite Mine currently has eight tailings storage facilities (TSFs) which comprise thickening ponds and tailings disposal ponds (TP).

•

No design or construction documentation was made available for the review, however, it is understood that relevant engineering records are available. It has not been possible to verify the extent to which Alcoa’s corporate policy requirements have been implemented for the management of the Juruti TSF.

•

The TSFs are classified and audited in accordance with Brazilian regulation and the Brazilian National Mining Agency standards are being used. The SLR QP relies on the conclusions provided in the published database and correspondence with Alcoa’s team, and therefore provides no conclusions or opinions regarding the stability of the listed dams and impoundments.

•

To support ongoing operations, one new tailings pond is planned every two years based on current disposal technology i.e., the use of thickening and disposal ponds. The total planned disposal capacity is 51 Mm3. Alcoa is assessing other technologies to dewater and disposal Juruti bauxite tailings. Preliminary studies show that the “dry backfill” alternative has technical and financial potential to be competitive.

•

Closure concepts and cost estimates based on preliminary assessment have been developed for TP1 and TP2 which will be closed first. The rest of the facilities will be closed progressively throughout the mine life.

•

Overall, the SLR QP is of the opinion that the current method of tailings disposal is conventional and that alternative technologies for future disposal are being considered by Alcoa. The SLR QP is also satisfied that Alcoa has established or plans to establish sufficient tailings disposal capacity requirements for the next 15 years of operation and is actively addressing the closure of existing facilities at full capacity.

2.1.1.5	Environment
•

Juruti has several permit renewals that are outstanding, however Alcoa has confirmed that applications for renewal were lodged 120 days prior to expiry as required by law. Alcoa follows up on these overdue permits with the regulators, but the renewal processes are hampered by

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capacity limits of the authorities. Evidently this is a widespread problem affecting many other companies in Pará state.
•	Alcoa reports annually to the regulators in compliance with operating licence requirements and no compliance issues were identified with regards to compliance with licence conditions.
•

The SLR QP has made recommendations regarding continuing to follow up with the regulators on permit renewals that are long overdue, updating environmental and social management plans, improving the water balance accuracy, and adding information in the closure plan on the management of mine tailings and waste rock facilities and to state the closure objectives.

•

The SLR QP notes that Alcoa is experiencing issues with the community despite having signed an agreement with community representatives and regulators in February 2018, however Alcoa continues efforts to negotiate with community representatives to honour the agreement.

•	The community disrupted environmental monitoring in 2019 but Alcoa was able to resolve the issue and environmental monitoring was resumed.

In the SLR QP’s opinion Alcoa manages permitting adequately within the context of the regulator’s capacity limitations by applying for renewals according to legal requirements and following up on overdue renewals. Provided that Juruti personnel maintain auditable records of written and verbal communication with authorities regarding the overdue renewals and respond promptly to any requests for additional information, this risk should be appropriately managed. Alcoa continues to negotiate on the key issue of setting up a foundation to manage royalty payments to the communities.

2.1.2	Recommendations

SLR QPs have the following recommendations by area.

2.1.2.1	Geology and Mineral Resources
1.

SLR’s QP has reviewed and agrees with Alcoa’s proposed plan to confirm the historical exploration drilling data from auger and wells in Mutum, Santarém, São Francisco, and Nhamundá plateaus with AC drill hole data. Phase I of the recommended work program will include a significant amount of exploration and infill AC drilling and Phase II a Preliminary Economic Assessment (PEA) also known as an Initial Assessment (currently in progress).

2.	Review the low and top cut values and grade restriction approach for all variables.
3.	Implement a procedure to avoid the estimation of values outside the low and top cut range.
4.

Review wireframe parameters to improve the modelled bauxite layer continuity and address gaps in the mineralization layer where there are no drill holes. In some areas the drill hole spacing is not regular resulting in incorrect geological interpretation of the continuity of the bauxite layer.

5.	For the future works, revise Mineral Resource classification criteria to correlate with drill hole spacing as it relates to geological and mineralization continuity.
6.	Use the short-term drill hole information to update the long-term models, with consideration of the quality and confidence of the database.
7.	Investigate the discrepancies between the samples and block model results for reactive silica, as well as the high dispersion in the standards Quality Assurance/Quality Control (QA/QC) charts for

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this variable. As mining commences at Capiranga Central and Maurari, work should be carried out to improve the accuracy and precision of the reactive silica testwork in both the analytical results and in the short-term model, and carefully monitor performance.

8.	Develop a robust monthly QA/QC report, which includes a summary of performance and related actions to improve results as needed.
9.	Work towards Brazilian and/or international accreditation for quality management (such as ISO 9001) and analytical techniques (such as ISO 17025 or ISO 14000) at the onsite Juruti laboratory.
10.

Continue to work with an inter-disciplinary team to develop and improve the reconciliation process and establish reconciliation factors to consider for future long and short-term block model calibration.

11.	Continue to explore prospective plateaus with mineralization indicated through well or auger drill hole results (historical information) and to replace them with AC drill holes.
2.1.2.2	Mining and Mineral Reserves
1.

Convert the sub-cell Resource block model to a Selective Mining Unit (SMU) regularised block model with the ore lithology. This will account for the operating dilution prior to calculating the Net Smelter Return (NSR) value. Currently the NSR calculation for each sub-cell block does not account for operating dilution.

2.	Apply dilution and mining recovery factors prior to pit optimization and mining scheduling.
3.

Implement a proper reconciliation process, taking into consideration the creation of 3D solids of each type of material being mined, and increasing the accuracy of dilution and mining recovery factors. Those modifying factors should be calculated for each panel and a weighted average should be calculated for each plateau and applied respectively on the block with the plateau.

4.

Haulage distance is calculated based on regressions. In the future, SLR recommends using the entrance haul road design for the plateau and use the entry point as the reference point to be used for each block, increasing the level of accuracy.

5.	Prepare a trade-off study to determine the most economical ratio of washed to unwashed product.
2.1.2.3	Mineral Processing
1.	Reduce the R.SiO2 grades by potential process improvements such as reverse flotation to increase the quality of the product.
2.

SLR understands that all the analysis for the Juruti operation is conducted internally by Alcoa and recommends that independent verification of the sample analysis by a certified laboratory. This program can be conducted on a structured basis to ensure the QA/QC aspects of the internal analysis.

2.1.2.4	Infrastructure
1.	Updated dam breach assessments for the TSFs were previously recommended during independent reviews in 2021. These were ongoing at the time of reporting and therefore SLR

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recommends that the outcomes of these assessments are evaluated for adherence to existing designs and ongoing monitoring/maintenance requirements.
2.

Continue with the implementation of the Global Industry Standard on Tailings Management (GISTM) requirements, the assessment of alternative dry tailings disposal technologies, as well as the closure plan of the facilities that reach their full capacity.

3.

SLR is satisfied that the infrastructure required to support ongoing mining and processing operations are established and have demonstrated suitability. As such, SLR has no specific recommendations with regards to surface or mining infrastructure.

2.1.2.5	Environment
1.	Regularly update the Social and Environmental Management Plan in response to monitoring information to ensure that environmental and social impacts are managed as effectively as possible.
2.	Ensure that renewal applications are lodged for all approvals that are due to expire soon and continue to follow up on renewals that are long overdue with the regulator.
3.

Develop an integrated water balance and management plan that includes all Project facilities.  This is necessary because the current water balance does not include all Project facilities and has various uncertainties.  Maintaining an accurate water balance is imperative to understand how water is stored in the various facilities and identify when there is risk of overflows or unplanned discharge.

4.

It is recommended as per industry good practice that the mine develop and maintain a list of external stakeholders and their interests, and setup and maintain a system to receive, document and address community complaints or grievances.

5.	Continue negotiations with Acorjuve to set up the foundation to manage royalties paid to the communities.
6.

Develop an integrated Mine Closure Plan (MCP) and associated cost estimate for closure, covering all mine facilities including mining areas, tailings and waste rock facilities, process plant and other infrastructure. The integrated MCP should include land use objectives for closure and should address social aspects of closure.

2.2	Economic Analysis

The economic analysis contained in this Technical Report Summary is based on Alcoa’s Mineral Reserves reported on a 100% basis (Alcoa Corporation owns 60%), economic assumptions provided by Alcoa, and the capital and operating costs as presented in Section 18.0 of this Technical Report Summary.

Alcoa is a vertically integrated aluminum company comprised of bauxite mining, alumina refining, aluminum production (smelting and casting), and energy generation. In Brazil, Alcoa primarily operates the Alumar Refinery, located in São Luis, as a joint venture between Alcoa, South32 and Rio Tinto.

Alcoa obtains bauxite from its own resources and in 2021, around 89% of Juruti bauxite was shipped to the Alumar Refinery, with the remaining supplying third-party customers in the Atlantic region.

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The transfer price mechanism from Juruti to Alumar is determined by a weighted-average price of the previous year’s third-party sales. The remaining Juruti bauxite sold externally to the third-party market is based on both near-term (1 year) and long-term (exceeding 1 year) contract terms, or spot prices.

2.2.1	Economic Criteria

An un-escalated technical-economic model was prepared on an after-tax discounted cash flow (DCF) basis, the results of which are presented in the following sections.

Alcoa uses a 9% discount rate for DCF analysis.  SLR is of the opinion that a 9% discount/hurdle rate for after-tax cash flow discounting for the well-established, large-scale bauxite operations at Juruti is reasonable and appropriate.

The cashflow is presented on a 100% attributable basis.

Key criteria used in the analysis are discussed elsewhere throughout this TRS.  General assumptions used are summarized in Table 1‑1.

Table 1‑1: LOM Technical-Economic Assumptions

Description	Value
Start Date	January 1, 2022
Mine Life based on Mineral Reserves	11 years
Average Price Assumption	$31.66/t
Total Operating Costs	$14.90/t
Sustaining Capital	$330.1 million
Production Box Cuts	$114.6 million
Mine Closure/Reclamation Costs	$62.0 million
Discount Rate	9%
Discounting Basis	Beginning of Period
Inflation	0%
Royalty + CFEM	4.5%

Table 1‑2 provides a summary of the LOM Production.

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Table 1‑2: LOM Production Summary

Description	Units	Total LOM
LOM	Years	11
Total Mined	Mt	113.3
Waste Mined	Mm3	472.1
Average Strip Ratio	m3/t	3.61
Average LOM Annual Mining Rate	Mtpa	9.4
Average LOM Annual Product Tonnage	Mtpa	7.4
LOM Washed Product	Mt	72.4
LOM Unwashed Product (DSO) Product	Mt	16.0
Total Product (washed + unwashed) sold	Mt	88.5
Average Product Available Al2O3 Grade	%	47.12
Average Product Reactive SiO2 Grade	%	3.45

2.2.2	Cash Flow Analysis

The indicative economic analysis results, presented in Table 1‑3, indicate an after-tax free cash flow of $343.2 million and an after-tax Net Present Value (NPV), using a 9% discount rate of $224.0 million at an average selling price of $31.66/tonne.

Annual estimates of mine production for years 2022 to 2035, and the current LOM, are based on Proven and Probable Reserves only.

Capital identified in the economics is for sustaining the operations over the mine life and covers construction costs for new tailings storage facilities (TSF), capitalised costs for excavation of future box cuts, and haul roads and the set up and start of mining operations on the Capiranga Central plateau.

The economic analysis was performed using the estimates presented in this TRS and confirms that the operation has a positive cash flow that supports the statement of Mineral Reserves.

Table 1‑3: LOM Indicative Economic Results

Description	Units	Total LOM
Average LOM Price	$/t	31.66
Total Product sold	Mt	88.5
Gross Revenue	$ Millions	2,800.7
Mining	$ Millions	(853.2)
Processing	$ Millions	(190.4)
General & Administration	$ Millions	(346.5)

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Description	Units	Total LOM
Rail Freight Cost	$ Millions	(68.1)
Transportation Costs	$ Millions	(233.6)
Royalty + CFEM	$ Millions	(126.0)
Total Operating Costs	$ Millions	(1,817.8)
Corporate Income Tax	$ Millions	(132.9)
Net Income after Taxes	$ Millions	347.3
Sustaining Capital	$ Millions	330.1
Closure Costs & box cuts	$ Millions	176.7
Free Cash Flow	$ Millions	343.2
NPV @ 9%	$ Millions	224.0
2.2.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by preparing cash flow sensitivities.  The operation is nominally most sensitive to market prices (revenues) followed by operating cost.

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2.3	Technical Summary
2.3.1	Property Description

The Juruti Bauxite Mine has been in commercial production since 2009 and in 2020 produced approximately 7.2 Mt of bauxite with ore being shipped for aluminum production at the Alumar Refinery, operated by Consorcia de Aluminio do Maranhão S.A., in the city of São Luis, located in the north of Maranhão State, approximately 1,900 km due east by road and boat of Juruti along Brazil’s northern coastline.

The bauxite deposit of the Juruti Bauxite Mine consist of several lateritic bauxite plateaus which exist across areas of higher elevations, capped by iron-rich laterite deposits, which formed through in-situ weathering of sediment deposits of the Amazon basin. There are a total of six bauxite plateaus, namely the Capiranga Central, Mauari, Mutum, Nhamundá, Santarém, and São Francisco which are the subject of this report. The approximate coordinates of the mining area for the Capiranga Central, Mauari, São Francisco, Mutum and Santarém plateaus are 618,879 m East and 9,721,768 m North, and for the Nhamundá plateau are 521,657 m East and 9,773,299 m North.

The mine is in the west of Pará State in northern Brazil. It is located approximately 55 km south from the town of Juruti on the southern shore of the Amazon River connected by a road (PA-257) and railway via which ore is transported for ship loading and export along the Amazon River from Juruti port.

The nearest major city to the town of Juruti is Santarém, approximately 160 km to the east which is only accessible by either boat or by air from Juruti Airport (JRT). National roads connect Santarém to wider Pará State including the port city of Belém on Brazil’s northern coast, approximately 1,400 km by road.

The Juruti Bauxite Mine is in the northern region of Brazil in the Amazon River Sedimentary Basin and catchment area which experiences one of the highest rainfall rates in the country. Annual rainfall is typically highest in the months of February to April and lowest in the months of August to October. Vegetation across the mining area is characterized as being within the Amazon rainforest, the world’s largest area of tropical rainforest with high floral and faunal diversity.

Mining at Juruti operates 24 hours per day and 7 days per week. Therefore, its operating hours are not considered to be influenced or dictated by seasonality.

2.3.2	Land Tenure

The Juruti Bauxite Mine is owned and operated by Alcoa through Alcoa World Alumina Brasil Ltda. (AWA Brasil). AWA Brasil is itself a subsidiary of Alcoa World Alumina and Chemicals (AWAC) which is a global joint venture between Alcoa Corporation (60%), and Alumina Limited (40%). The Juruti Bauxite Mine represents an established mining operation which commenced commercial production of bauxite in 2009.

At Juruti, there are three continuous mining rights with an aggregated 29,426 hectares (ha), where current Mineral Reserves are determined from the Capiranga Central and Mauari plateaus. It is however recognized that a small area of overlap exists between concessions 808.954/1975 and 850.010/1991 which reduces the total mining concession area to 29,410 ha.

In addition to the mining rights, there are thirteen requests for mining concessions, fourteen exploration permits, and two requests for exploration permits. The aggregated area for these permits is 197,866 ha. SLR is not aware of any other overlapping permits areas which may affect the total area of these permits. Two additional claim areas are reported by Alcoa to have been dropped (a total area of 15,344 ha).

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Alcoa has stated that all necessary mineral rights, licenses, and permits for Juruti are valid in accordance with the ANM’s requirements, including for the Capiranga Central, Mauari, São Francisco, Mutum, Nhamundá, and Santarém plateaus. The licenses and permits are currently being renewed with the Pará State environmental authority (Secretario de Estado de Meio Ambiente do Pará, or SEMAS/PA). According to the resolution of the Brazilian National Environment Council (CONAMA) 237/97, the environmental license is still valid (even when expired) since the renewal applications were lodged 120 days before the expiration date.

The process is now being reviewed by the competent environmental agency. Permitting aspects of the Juruti Bauxite Mine are discussed in more detail in Section 17.6 of this Technical Report Summary.

The mining operations at Juruti take place on third-party land, and in accordance with the Mining Concession requirements Alcoa has agreements in place with the respective landowners meaning there is no current need to purchase third-party land. This agreement forms a “mining easement”, which grants Alcoa access to the mining areas in exchange for compensation payments and as a result there are no other titles, claims, leases, or options applicable to the exploration or mining permit areas which may limit Alcoa’s rights.

2.3.3	History

Prior to acquisition by Alcoa in 2000, the Juruti mining area was previously under ownership of Pechiney S.A., a French exploration and development company, now known as Rio Tinto Alcan.

Initial prospecting and exploration across the Juruti deposits were originally undertaken in 1972 and 1973 by previous owners. The first drilling of the deposit is known to have been completed by Reynolds Group Holdings. The Juruti project was later acquired by Alcoa in 2000 and following further exploration and technical evaluation, production first commenced in 2009.

2.3.4	Geological Setting, Mineralization, and Deposit

The Juruti area is located in the lower part of the Amazonian basin, south of the Amazon River, between the Guyana and Brazilian Shields. Parent deposits which form the base of the bauxite sequence belong to the Alter-do-Chao Formation comprising continental sedimentary deposits that accumulated in a fluvial-lacustrine environment and consist of sandstones, siltstones, mudstones, and quartz breccias. Bauxites are known to have formed during intense lateritic alteration of the Cretaceous (145 to 66 million years ago, Ma) siliciclastic parent deposits which is estimated to have occurred during the Eocene (56 to 34 Ma). Cretaceous deposits were later covered by tropical soils as a product of root activity resulting in a kaolinitic and alumina-goethite deposited during flooding events in the Miocene (23 to 5 Ma).

The evolution of bauxite in this region is generally accepted to have occurred through a combination of intense weathering and geochemical alteration, leaching by meteoric waters, and accumulation of alumina and iron-rich horizons, in addition to periodic erosion and redeposition of upper horizons. These horizons form gently undulating plateaus ranging from 100 m to 170 m above the level of the Amazon, surrounded by drainage erosion channels. While these plateaus cover extensive areas both north and south of the Amazon, not all are bauxitic, despite being within the same geomorphological and climatic area on top of the same sedimentary formation.

Bauxite mineralization principally occurs as microcrystalline gibbsite (Al(OH)3), along with accessory minerals of hematite (Fe2O3), goethite (FeO(OH)), kaolinite (Al2Si2O5(OH)4), and anatase (TiO2). The mineralization of each of the stratigraphic horizons observed across the Juruti deposits are classified

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based on a combination of visual inspection during drilling and sampling, and the results of chemical analysis.

The stratigraphy is comprised of, with increasing depth, a mottled clay horizon at the base topped with a massive bauxite layer, overlain by a ferricrete crust with hematite and gibbsite nodules, and an overlying yellow clay at surface. In comparison to their lateral extent over tens of kilometers, the overall thickness of the bauxite deposits is relatively thin with the depth of drilling typically in order of 20 m.

2.3.5	Exploration

Limited details on regional and exploration drilling procedures conducted by previous operators are available.  SLR understands that the Nhamundá plateau is characterized by a combination of historical well and auger type drill holes and some recent air-core holes completed by Alcoa. Plateaus Mutum, Santarém, and São Francisco are characterized using historical auger type drill holes. Since acquisition in 2000, exploration drilling by Alcoa has focused on Capiranga, Capiranga Central, Mauari, and Guaraná, and results have superseded the historical data.

Alcoa exploration is focussed on initial mapping to define the extents of each plateau and follow up drilling at wide spacing to confirm mineralization. Prospective areas defined from this drilling are infilled in line with company objectives.

The primary means of exploration by Alcoa has been through AC type drilling, in which drill cuttings are recovered as a sample through the injection of compressed air into the drill hole. This method is a common technique in unconsolidated ground, and the SLR QP is of the opinion that it is appropriate for use in the exploration of bauxite.

Drilling across the numerous plateaus that comprise the Juruti mining area have been predominantly undertaken from 2007 to 2021. A total of 3,146 drill holes for 50,628 m of drilling has been undertaken across the plateaus that are the subject of this report.

Initial exploration drilling campaigns are performed on an 800 m grid over the plateaus.  Prospective results are followed up with infill drilling campaigns of 400 m and finally 200 m grid spacing. In the months ahead of scheduled mining, Alcoa consolidates the drilling results on a 50 m by 100 m grid.  This drilling, called short-term drilling, is used to create a short-term model for mine planning and is not integrated into the long-term model.

Current drill spacings across each plateau is variable, however, the Capiranga Central and Mauari plateaus are the most advanced with drill spacing is mainly defined on a regular grid pattern of 200 m by 200 m. In the other plateaus where spacings are more commonly 400 m or 800 m spacings, Alcoa plans to reduce this spacing to the targeted 200 m using air core drilling within the next decade. The plan covers the all the plateaus where Alcoa has mining permits and will replace the historical drilling information (auger and well) with more accurate drilling and sampling methodologies. Alcoa plans to complete over 6,500 holes for around 110,000 m of drilling at an anticipated cost of US$27.7 M between 2022 and 2032.

All holes completed by Alcoa across the plateaus have been drilled vertically and given the shallow nature of the deposit, no downhole surveys have been undertaken on any of the holes. Samples are collected from the coring barrel into plastic PVC tubes, sealed and labelled at both ends. Geological logging is undertaken by Alcoa’s on-site geologists. Samples are logged, weighed, and stored in sealed plastic bags each of which is clearly labelled and barcoded before being sent for assaying. All drill cores are photographed on completion.

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It is the QP’s opinion that there are no known drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results and that the results are suitable for use in the Mineral Resource estimation.

2.3.6	Mineral Resource Estimates

The Mineral Resource estimate for the Juruti Bauxite Mine, as of December 31, 2021, using all data available was completed by Alcoa staff and reviewed and accepted by the SLR QP.

The geological models were built in Leapfrog Geo™ software using wireframes from the top of each lithology, interpolated through implicit modelling, and honoring the stratigraphy. In this way the top of one lithology is the basis of the above lithology. The assays intervals used to define each lithology were classified in a geological and geochemical approach. The snap tool and a 20 m wireframe resolution, with adaptative mode, was used to get an adequate level of detail for the block models.

Each plateau has a single block model, except for Nhamundá that has five block models in order to use the best information available in each region (auger, wells or AC drill holes). Just Mauari has a rotated block model, and the block dimensions are the same for all the plateaus, 50 m x 50 m x 0.5 m.

For the grade estimation the ordinary kriging (OK) algorithm was used, and the estimated grade validation was done using Q-Q plots (between OK and nearest neighbor grades), cross sections comparing the grades in the blocks and the samples, cross validation, swath plots, and histograms and statistical data from samples and block models.

The Mineral Resource classification workflow comprises two approaches, indicator kriging (IK) and Turning Bands conditional simulation to calculate the uncertainties related with geological interpretation and grade estimation in each block. Regarding the IK, the kriging result indicates the most likely lithology (ore or waste) and the kriging variance indicates the level of confidence of this assumption, so both parameters were used through the risk index (RI) methodology. For the conditional simulations the accumulated variables are simulated, and the maximum estimation error (MEE) is calculated for each variable and an average of each MEE is used for the result. The final classification represents the most conservative result between RI and that based on the MEE.

The SLR QP reviewed the Mineral Resource assumptions, input parameters, geological interpretation, block modelling and reporting procedures, and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the block models are reasonable and acceptable to support the December 31, 2021 Mineral Resource estimate.

The Mineral Resource estimate for Juruti, as of December 31, 2021, is summarized in Table 1‑4. Mineral Resource estimates for each individual plateau are included in Section 11.12.

Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300, which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions). The estimate is presented on a 100% ownership basis to AWAC for consolidated reporting purposes.

The Mineral Resources bauxite price is defined as 30% higher than the Mineral Reserves bauxite price. The Mineral Reserves bauxite price is based on contracts between Juruti Mine and Alumar Refinery (Alcoa), since 90% of the bauxite production is shipped to this refinery. The contract is reviewed annually and is based on factors relating to internal and external demand for bauxite, as well as bonus and penalties depending on the product quality. The transfer price mechanism from Juruti to Alumar is determined by

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a weighted-average price of the previous year’s third-party sales. For example, the 2021 internal transfer price from Juruti to Alumar will be the weighted-average price of 2020 third-party sales.

Table 1‑4: Summary of Juruti Bauxite Mine Mineral Resources – December 31, 2021

Bauxite Product	Washed Bauxite			Unwashed Bauxite			Washed + Unwashed Bauxite
Classification	Tonnage (M dmt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (M dmt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (M dmt)	A.Al2O3 (%)	R.SiO2 (%)
Measured	5.27	44.66	5.45	0.38	42.83	3.02	5.66	44.53	5.28
Indicated	56.97	45.39	4.47	1.62	43.53	2.82	58.59	45.34	4.42
Measured + Indicated	62.24	45.33	4.55	2.00	43.40	2.86	64.24	45.27	4.50
Inferred	562.75	45.70	4.72	1.04	43.42	2.71	563.79	45.69	4.72

Notes:

1.	The definitions for Mineral Resources in S-K 13000 were followed.
2.

Mineral Resources are estimated using a long-term bauxite price of US$35.33 per tonne (wet base), and a R$:US$ exchange rate of R$5.34:US$1.00, considering 100% of metal recovery for the washed and unwashed material.

3.	Mineral Resources are estimated at a pit discard cut-off value based on a benefit calculation that determines whether a block is economically viable.
4.	The washed bauxite tonnage has been derived by SLR from an in-situ tonnage multiplied by the wash recovery.
5.	There is no minimum mining width for Mineral Resources.
6.	Bulk density is interpolated or assigned and averages 1.30 t/m3.
7.	Mineral Resources are exclusive of Mineral Reserves.
8.	Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability.
9.	Mineral Resources are stated on a 100% ownership basis for AWAC. Alcoa’s share is 60%
10.	Numbers may not add due to rounding.

The SLR QP is of the opinion that, with consideration of the recommendations summarized in this section, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

2.3.7	Mineral Reserve Estimates

Mineral Reserves to be mined from 2022 onwards to 2035 were estimated at 88.5 Mt at 47.10% A.Al2O3 and 3.47% R.SiO2. The estimate is presented on a 100% ownership basis to AWAC for consolidated reporting purposes.

The Mineral Reserve estimate, as of December 31, 2021, is summarised in Table 1‑5.

Table 1‑5: Summary of Mineral Reserves – December 31, 2021

Category (Washed + Unwashed Bauxite)	Tonnage (Mt)	A.Al2O3 (%)	R. SiO2 (%)
Proven	50.9	47.68	3.52
Probable	37.7	46.32	3.39
Total Proven + Probable	88.5	47.10	3.47

Notes:

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1.	The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves which are consistent with CIM (2014) definitions.
2.

Mineral Reserves are estimated at a pit discard cut-off value of the mining related costs. A Benefit calculation is applied to determine whether a block is economically viable whereby Benefit is the revenue less the mining related costs.

3.

Mineral Reserves are estimated using an average long-term bauxite price of US$27.18 per tonne (based on a contractual price given 90% of bauxite is supplied directly to Alcoa’s refinery) and a US$/R$ exchange rate of R$5.34:US$1.00.

4.	Bulk density is 1.30 t/m3.
5.	Mineral Resources are stated on a 100% ownership basis for AWAC. Alcoa’s share is 60%
6.	Numbers may not add due to rounding.

The SLR QP is not aware of any risk factors associated with, or changes to, any aspect of the modifying factors such as mining, processing, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

2.3.8	Mining Methods

The Juruti Mine operations are based on the use of conventional strip mining. Each plateau is divided into panels and regular strips of 20 m width x 200 m long within which a number of sequential mining activities including land clearance, topsoil removal, overburden stripping and waste backfill, and bauxite mining take place.

The majority of the waste is backfilled by pushing the overburden back into the previously excavated cut with dozers. A suitable period of drying and consolidation of the fines is allowed before overburden is replaced. The returned overburden surface will be contoured with dozers to create an acceptable final topography. Shortly thereafter, topsoil stocks will be distributed over the overburden in preparation for landform rehabilitation.

No geotechnical and hydrogeological models are used for Juruti. The depth of excavation at Juruti is shallow (20 m or less) and the method of overburden removal by bulldozers results in shallow slope angles. The geotechnical aspect of mine design is therefore not a major consideration for the deposit and a formal geotechnical investigation has not been completed for the open pits.

SLR is satisfied that this does not preclude the estimation of Mineral Reserves. The safe operation of the pits can be properly managed through the application of appropriate work procedures and training.

As the mine is very shallow, no dewatering of the pits is required. Drainage systems are placed around the plateaus to avoid rainwater flowing into the pit. The water inside the mining areas is pumped to sumps nearby and after some time of settling the water flows to natural drainage.

2.3.9	Processing and Recovery Methods

The Juruti Bauxite Mine’s processing plant has been in operation since 2009 and uses a simple comminution and washing circuit to produce washed bauxite for shipping along with the unwashed bauxite (direct shipping ore or DSO) that is suitable for refining at an Al2O3 grade of 47.5%.

The primary processing involved in this plant is removal of silt and clay (fine particles) from the ore and includes crushing, washing and wet screening. The removed fines are initially deposited in a thickening pond for settling and water recovery (for reuse in the washing plant) then discarded in tailings ponds.

The current production capacity of the process plant is 6.2 million tonnes a year (Mtpa) of washed bauxite and 1.3 Mtpa of unwashed bauxite as a Direct Shipping Ore (DSO).

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The current global mass recovery of the plant is 75% ± 1%. The final product specification has 47.5 ± 1% A.Al2O3 and 4.1 ± 0.5% R.SiO2. The residual moisture content of the final product is 13% ± 1%.

The average annual power and water consumptions of the process plant are approximately 47,000 MWh and 18 million cubic meters (Mm3).

2.3.10	Project Infrastructure

The in-situ and operating infrastructure at the Juruti Bauxite Mine includes the following:

•	Rail siding and rail loading facilities for the transportation of ore and product
•	Bauxite beneficiation plant comprising ore crushing and washing equipment
•	Mine waste facilities including tailings thickening lagoons and tailings disposal ponds
•	Stockpiles and material handling equipment including conveyors
•	Ancillary buildings including administrative and mine site offices, warehouses, laboratory, and workshops
•	Fuel station
•	Site access road
•

Water supply system comprising water collection pumps installed on a raft in the Juruti Grande stream north on the mining infrastructure and plant area, and a water pipeline corridor of approximately 9 km.

•	Power generation through Thermoelectric Units (UTE) located at the mine site and port.
•	Surface water management and pumping systems, including a wastewater (effluent) treatment plant.
•	Off-site rail corridor connecting the mine to Juruti port and access road
•	Port facilities including rail siding, materials handling equipment/conveyors, and ship loader
•	There is no on-site accommodation due to the proximity to town of Juruti.

Tailings at the Juruti Bauxite Mine are generated from beneficiation of the bauxite ore at the processing plant which involves removing silt and clay (fine particles) by a simple washing process. Based on an annual washed bauxite production of 6 Mtpa, the tailings generated annually are in the order of 1.93 Mtpa (dry tonnage).

The tailings disposal system relies on the use of thickening ponds and tailings disposal ponds. The tailings produced in the processing of bauxite in the washing plant are fed into the thickening pond as a pulp with 6% to 8% of solid content on average. After a period of solid sedimentation, the water is pumped and reclaimed for reuse in the system. Settled solids are dredged and deposited into the tailings disposal ponds. The Juruti Bauxite Mine currently has eight tailings storage facilities which comprise one thickening pond and seven tailings disposal ponds in operation. The ninth tailings disposal pond is under construction and will be in operation in 2022.

SLR relies on the conclusions provided in the published database and email correspondence with Alcoa’s team and therefore provides no conclusions or opinions regarding the stability of the listed dams and impoundments.

Alcoa’s Tailings Master Plan for tailings management provides a 15-year plan for sustaining production with the current wet tailings disposal method. One new tailings pond is planned every two years from 2021 until 2036. Alternative technology involving dry tailings disposal is being investigated. The base-case

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considers sustaining the production for at least 5 years with current technology. The potential technology switch to dry disposal is envisaged starting year 2026.

2.3.11	Market Studies

Alcoa Corporation is a vertically integrated aluminum company comprised of bauxite mining, alumina refining, aluminum production (smelting and casting), and energy generation. Bauxite mining and alumina refining are the upstream operations of primary aluminum production. Alcoa obtains bauxite from its own resources and processes over 85% of its combined bauxite production into alumina. The remainder is sold to the third-party market.

Unlike alumina and aluminum, bauxite is not a standard commodity traded on an index or metal exchange. Bauxite’s grades and characteristics vary significantly by deposit location and the value of bauxite deposits for each downstream refinery could be different. Most bauxite traded on the third-party market is priced using a value-in-use methodology.

Besides quality and geography, market fundamentals, including macroeconomic trends; the prices of raw materials, like caustic soda and energy; the prices of alumina and aluminum; and, the cost of freight, will also play a role in bauxite prices.

The Juruti Bauxite Mine, which produces both a washed and unwashed (DSO) product, serves primarily to supply bauxite to the integrated Alumar refinery, a joint venture between Alcoa, South32 and Rio Tinto, as well as to supply third-party customers in the Atlantic region. The Alumar refinery has been designed to consume Amazon bauxite for its unique quality, composition, and other characteristics. In 2021, approximately 89% of Juruti bauxite was shipped to the Alumar refinery.

The transfer price mechanism from Juruti to Alumar is determined by a weighted-average price of the previous year’s third-party sales. The remaining Juruti bauxite was sold externally to the third-party market. The sales contracts for these third-party sales include both near-term (1 year) and long-term (exceeding 1 year) contract terms, or spot prices.

Market information is based on industry analysis and historical pricing information of bauxite sold by Juruti to the Alumar refinery prepared by Alcoa.

SLR is satisfied that the pricing mechanism is appropriate for the estimation of Mineral Reserves.

2.3.12	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups
•

Environmental studies: The Juruti Bauxite Mine EIA Report was compiled in 2004 by CNEC Engenharia SA (CNEC) in order to obtain a Preliminary Environmental License (LP).  Impacts assessed as having a high significance include vegetation clearing, vegetation degradation by increased human activity and a decrease in local fauna populations due to habitat destruction.

•

Managing environmental and social impacts: Alcoa prepared a Social and Environmental Management Plan (PGSA) based on the requirements of its operations license. SLR was not provided with this PGSA, however the Alcoa annual reports submitted to the regulator include some environmental control plans.  Juruti has detailed management processes for vegetation removal and rescue of fauna as well as rehabilitation and recovery of degraded areas and monitoring thereof.  These management processes therefore focus on the impacts that were identified as having a high significance in the EIA.

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Environmental monitoring is conducted and includes climatological monitoring, air quality, noise, surface water quality, effluent quality, groundwater quality and ecological monitoring.
•

Mineralized waste: The mine has tailings storage facilities and a waste rock dump.  The tailings storage facilities are covered by the National Dam Safety Policy (PNSB) and routine inspections are conducted. Alcoa samples the tailings in the thickening pond to characterize this waste material on an annual basis. The latest results comply with the Brazilian Association of Technical Standards 10004 (November 2004) and the tailings material was determined to be inert. The mine has a small waste rock dump from the first boxcut.  This facility does not have stability concerns due to its limited size.

•

Water management: Water is reused at the mine site and only treated sewage effluent is discharged at the mine to land and at the port to the Amazon River.  Alcoa reports on the quality of the effluent and no significant compliance issues have been identified. It is noted that there are various uncertainties in the water balance model and SLR cannot verify the information provided.

•

Incident reporting: Alcoa conducted an environmental assessment and reported on the impacts of two environmental incidents that occurred in December 2020 and March 2021.  These incidents occurred during heavy rainfall over 24 hours which led to siltation of downstream watercourses.  The assessment was comprehensive and addressed ecology, water and social impacts.  Alcoa has therefore demonstrated that the mine reports and addresses non-compliance issues and incidents.

•

Permitting and approvals: Alcoa has indicated that all the required permits are in place.  It should be noted that 14 approvals have exceeded the stated expiry dates, and some renewals are very long overdue.  Alcoa has confirmed that renewal applications were lodged 120 days prior to expiry as required by law for all approvals, except the vegetation suppression or removal and fauna activities permits which have to be applied for every year. Alcoa does follow up on these overdue renewals regularly by engaging with the regulator, however the lack of capacity at the regulator is a significant issue hampering the issuing of renewals in a timely manner.

•

Social and community requirements: Alcoa has defined its area of influence, and this includes the municipality of Juruti and communities surrounding the Grande River.  Alcoa has not provided information on stakeholders identified other than Alcoa technical teams.  Alcoa reports that it works with the consent of the surface owners and there is no current need to purchase third-party land. Alcoa does not seem to have a community complaint or grievance system in place.

There are no Indigenous Communities or escaped slave (Quilombola) communities directly affected by the Juruti Mine.  However, there are agro-extractive traditional communities that are affected and are included in the list of groups covered by the concept of “Indigenous people” in terms of the Indigenous and Tribal Peoples Convention (ILO Convention) 169 of 1989, to which Brazil is a signatory. Alcoa therefore consulted with and established agreements with the traditional communities in Juruti Velho.  These communities are represented by the Association of Communities of the Juruti Velho Region (ACORJUVE) and this representation includes landownership rights.  In February 2018, ACORJUVE, the National Institute of Colonization and Agrarian Reform (INCRA), federal and state prosecutors and Alcoa signed a social, environmental and economic agreement on common land use, shared value and sustainable mining in the Amazon region. Alcoa reports that in the third quarter of 2019, the representatives of ACORJUVE decided not to follow the agreed-upon path to transition royalties to a foundation to be set up to ensure good governance.  Alcoa states that it continues to urge the association to engage in dialogue with the expectation of completing the foundation’s by-laws as soon as possible.

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Thirty-two families were relocated for the mine development, specifically in the port area. Alcoa continues to monitor families who remain vulnerable and makes some effort to obtain employment for some family members in contracted companies.

There were some disruptions to environmental monitoring when the local community objected to the social programs and dissemination of information from Alcoa in September 2019. Alcoa reportedly came to an agreement with the parties and environmental monitoring and dissemination of information resumed in April 2021.

Alcoa implements local hiring and procurement policies and implements a labor training program in partnership with SENAI. Alcoa also implements social uplift programs and has completed 50 initiates, with four still in progress. These initiates aim to improve the quality of life of the local population by supporting and encouraging the carrying out of rural and urban infrastructure building works and other actions for strengthening health, education, culture, the environment, public security and justice and social assistance.

•

Mine closure planning: Alcoa has compiled an updated closure plan which addresses closure and post-closure. This plan also discusses the management measures being implemented during operations to manage impacts with a view towards closure.  Closure objectives are not clearly stated in the plan. The plan also does not describe how the tailings facilities, or the waste rock dump will be decommissioned and closed. A mine closure plan has been prepared by Alcoa and total LOM costs are estimated to be $62.0 million.

In SLR’s opinion Alcoa manages permitting adequately within the context of the regulator’s capacity limitations by applying for renewals according to legal requirements and following up on overdue renewals. Provided that Juruti personnel maintain auditable records of written and verbal communication with authorities regarding the overdue renewals and respond promptly to any requests for additional information, this risk should be appropriately managed. Alcoa continues to negotiate on the key issue of setting up a foundation to manage royalty payments to the communities.

2.3.13	Capital and Operating Cost Estimates

The operation is well-established and since the LOM plan does not envisage any significant change of the mining and production rate, capital expenditures anticipated by Alcoa are related to sustaining and continuing the current operations.

An estimated $183.5 million is required for the construction of new tailings storage facilities, of which one new facility is needed every two years of future mine life. Other sustaining capital over the remaining LOM is estimated to be $135.4 million

Allowances are included for the construction of new haul roads and the costs of establishing future mining operations on the Capiranga Central Plateau.

The operational costs for opening up new box cuts to sustain production amount to $114.6 million.

The mining area is progressively rehabilitated during mining with on-going rehabilitation of mined-out areas. A mine closure plan has been prepared by Alcoa and total LOM costs are estimated to be $62.0 million.

Alcoa’s sustaining capital estimates for Juruti are derived from annual budgets and historical actuals over the long life of the current operation.  According to the American Association of Cost Engineers (AACE)

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International, these estimates would be classified as Class 1 with an accuracy range of ‑3% to -10% to +3% to +15%.

The mining area is progressively rehabilitated during mining with on-going rehabilitation of mined-out areas. A mine closure plan has been prepared by Alcoa and total LOM costs are estimated to be $62.0 million.

Mine production is carried out by contractors. Company personnel carry out the geology, planning and grade control activities. Administrative and technical support personnel work on a five by two, 8-hour shift roster while mine production staff work 12-hour shifts.

Operating expenditures include labour, fuel, energy, contracted services, mining contracts, maintenance, processing, transportation, and offsite services.

The operating costs estimates are derived from annual budgets and historical actual costs over the long life of the current operation and are shown in Table 1‑6.

Table 1‑6: LOM Operating Costs

Cost Centre	2022 ($/t product)	LOM Average ($/t product)
Mining	5.56	5.91
Processing	1.78	2.11
General & Administration	2.97	3.54
Concentrate Rail Freight Cost	0.61	0.75
Transportation Cost	2.17	2.59
Total Cost	13.09	14.90

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3.0	Introduction

SLR International Corporation (SLR) was appointed by Alcoa Corporation (Alcoa) to prepare an independent Technical Report Summary on the Juruti Bauxite Mine located in the west of Pará State, northern Brazil. The purpose of this report is to support the disclosure of Mineral Resource and Mineral Reserve estimates for the mine as of December 31, 2021. This Technical Report Summary conforms to the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) of Regulation S-K.

Alcoa is one of the world’s largest aluminum producers and a publicly traded company on the New York Stock Exchange (NYSE). Alcoa owns and operates integrated bauxite mining, alumina refining and aluminum smelting operations at numerous assets globally including in Australia, Brazil, Canada, and the United States. Alcoa is also a joint venture partner for several other integrated operations in Brazil, Canada, Guinea, and Saudi Arabia.

The Juruti Bauxite Mine, located in the west of Pará State near the Amazon River, is owned and operated by Alcoa through Alcoa World Alumina Brasil Ltda. (AWA Brasil). AWA Brasil is itself a subsidiary of Alcoa World Alumina and Chemicals (AWAC) which is a global joint venture between Alcoa Corporation (60%), and Alumina Limited (40%). The Juruti Bauxite Mine represents an established mining operation which commenced commercial production of bauxite in 2009. In Brazil, Alcoa also owns the bauxite mining operations at Poços de Caldas (located in Minas Gerais State in southwest Brazil) and holds an interest in Trombetas (located on the northern shore of the Amazon, 70 kilometers (km) northwest of Juruti). The same approach has been taken by SLR when reporting Mineral Resources and Mineral Reserves

The bauxite deposit of the Juruti Bauxite Mine consists of several lateritic bauxite plateaus which exist across areas of higher elevations (70 meters (m) to 190 m), capped by iron-rich laterite deposits, which formed through in-situ weathering of sediment deposits of the Amazon basin. There are a total of six bauxite plateaus, namely the Capiranga Central, Mauari, Mutum, Nhamundá, Santarém, and São Francisco which are the subject of this report. Two other plateaus, Capiranga and Guaraná, are being mined but are not included in the Mineral Resource and Mineral Reserves estimates on the basis that the remaining production is not deemed material to Alcoa’s business.

The Juruti Bauxite Mine produced approximately 7.2 million tonnes (Mt) of bauxite in 2020 with ore being shipped for aluminum production at the Alumar Refinery in the city of São Luis, located in the north of Maranhão State, approximately 1,900 km due east by road and boat of Juruti along Brazil’s northern coastline.

3.1	Site Visits

SLR Qualified Persons (QPs) visited the site on October 18 to 21, 2021. During the site visit, SLR QPs reviewed the procedures related to geology and mining, visited the core shed, tailings facilities, mine operation, processing plant, internal laboratory, exploration areas, examined drill holes and ore faces in the mine and had meetings with the key persons for the main areas to discuss the workflow and methodology adopted for the Mineral Resources and Mineral Reserves in Juruti.

During the site visit the most relevant information was collected and discussed with the Alcoa’s technical staff, and it was used as the basis for this report.

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3.2	Sources of Information

During the preparation of this Technical Report, discussions were held with personnel from Alcoa:

•	Octávio Guimarães, Mine Planning Manager, Global Planning – Brazil region
•	Carlos Filho, Geologist, Global Planning – Brazil region
•	Flávio Silva, Mine Planning Engineer; Geostatistician, Global Planning – Brazil region
•	Saulo da Silva Nunes, Exploration Geologist, Juruti
•	Otávio Yokoyama, Exploration Supervisor, Juruti
•	Carolina Polastro, Geologist, Juruti
•	Henrique Santos, Mine Operation Manager, Juruti
•	Gustavo Correia, Tailings Engineer, Juruti
•	Rafaela Oliveira, Mineral Processing Engineer, Juruti

This Technical Report Summary was prepared by SLR QPs. The documentation reviewed, and other sources of information, are listed at the end of this report in Section 24.0 References.

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3.3	List of Abbreviations

Units of measurement used in this report conform to the metric system.  All currency in this report is US dollars (US$) unless otherwise noted.

Abbreviation	Description
°C	degree Celsius
°F	degree Fahrenheit
a	annum
A	ampere
A.Al2O3	Available Alumina
ABNT	Brazilian Association of Technical Standards
AC	Air Core (drilling method)
Acorjuve	Association of Communities of the Juruti Velho Region
Alcoa	Alcoa Corporation
ANA	Federal Water Agency
ANM	Agência Nacional de Mineração (National Mining Agency)
API	Alumina Price Index
APRAS	Association of Rural Producers of the Socó I settlement
ASI	Aluminum Stewardship Initiative
AWA Brasil Ltda.	Alcoa World Alumina Brasil Ltda
AWAC	Alcoa World Alumina and Chemicals
bbl	barrels
Btu	British thermal units
BWI	Bond ball mill work index
C$	Canadian dollars
cal	calorie
CF	Cumulative Frequency
CFEM	Compensacao Financeira pela Exploracao de Recursos Minerais
cfm	cubic feet per minute
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimeter
cm2	square centimeter
CNEC	CNEC Engenharia SA
CONAMA	Conselho Nacional de Meio Ambiente (National Environmental Council, Brazil)
d	day
DCF	Discounted Cashflow
dia	diameter
DL	Detection Limit
dmt	dry metric tonne
dmt	Dry metric tonnes
DNPM	National Department of Mineral Production
DSO	Direct Shipping Ore

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Abbreviation	Description
DTM	Digital Terrain Model
dwt	dead-weight ton
EIA	Environmental Impact Assessment
EoR	Engineer of Record
ERP	Emergency Response Plan
FEL2	Front End Loading
FOB	Free On Board
ft	foot
ft/s	foot per second
ft2	square foot
ft3	cubic foot
FTIR	Fourier Transform Infrared Spectroscopy
g	gram
G	Giga (billion)
G&A	General and Administrative
g/L	gram per liter
g/t	gram per tonne
gal	Imperial gallon
GISTM	Global Industry Standard on Tailings Management
gpm	Imperial gallons per minute
GPS	Global Positional System
gr/ft3	grain per cubic foot
gr/m3	grain per cubic meter
ha	hectare
HARD	Half Average Relative Difference
HDA Servicos	HDA Servicos S/C Ltda
hp	horsepower
hr	hour
Hz	hertz
IBAMA	Agência Ambiental Federal (Federal Environmental Agency)
ICMM	International Mining and Metals Council
ID3	Inverse Distance (to third power)
IJUS	Sustainable Juruti Institute ()
IK	Indicator Kriging
ILO Convention	Indigenous and Tribal Peoples Convention ()
in.	inch
in2	square inch
INCRA	National Institute of Colonization and Agrarian Reform
INMETRO	National Institute of Metrology, Standardization, and Industrial Quality
IRR	Internal Rate of Return
ISO	International Organization for Standardization

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Abbreviation	Description
ITAK	Brazilian chemical laboratory
J	joule
JRT	Juruti Airport
k	kilo (thousand)
kcal	kilocalorie
KEV	Key Economic Variables
kg	kilogram
km	kilometer
km/h	kilometer per hour
km2	square kilometer
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	liter
L/s	liters per second
lb	pound
LI	Licença de Instalação (Installation Permit)
LiDAR	Light Detecting and Ranging
LIMS	Laboratory Information Management System
LME	London Metal Exchange
LO	Licença de Operação (Operating Permit)
LOI	Loss on Ignition
LOM	Life of Mine
LP	Preliminary Environmental License
m	micron
m	meter
M	mega (million); molar
m2	square meter
m3	cubic meter
m3/h	cubic meters per hour
Ma	Million years ago
MASL	Meters above sea level
mg	microgram
mi	mile
min	minute
mm	micrometer
mm	millimeter
Mm3	Million cubic meters
MME	Maximum Estimation Error
mph	miles per hour

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Abbreviation	Description
MRN	Mineração Rio Do Norte
Mt	Million tonnes
Mtpa	Million tonnes per annum
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
NBR	Brazilian National Standard
NN	Nearest Neighbor
NOx	Nitrogen Oxides
NPV	Net Present Value
NSR	Net Smelter Return
NYSE	New York Stock Exchange
OK	Ordinary Kriging
OMS	Operations, Maintenance and Surveillance
oz	Troy ounce (31.1035g)
oz/st, opt	ounce per short ton
PEA	Preliminary Economic Assessment
PFM or MCP	Plano de Fechamento de Mina (Mining Closure Plan)
PGSA	Social and Environmental Management Plan
PNSB	National Dam Safety Policy
ppb	part per billion
ppm	part per million
PSI	Pollutant Standards Index ()
psia	pound per square inch absolute
psig	pound per square inch gauge
PVC	Polyvinyl chloride
QA/QC	Quality Assurance / Quality Control
QP	Qualified Person
R$	Reais
R.SiO2	Reactive Silica
RAL	Annual Mining Report
RCG	Global Mass Recovery
RI	Risk Index
RIMA	Relatório de Impacto Ambiental (Environmental Impact Report)
RL	relative elevation
RMSEC	Root Mean Square Error of Calibration
RMSEV	Root Mean Square Error of Validation
RoM	Run of Mine
RTFE	Resonsible Tailings Facility Engineer
RWI	Bond rod mill work index
s	second

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Abbreviation	Description
SEC	Securities and Exchange Commission
SEMAS/PA	Secretario de Estado de Meio Ambiente do Pará (Secretary of State for Environment and Sustainability, Pará)
SENAI	National Industrial Apprenticeship Service of Pará
SGS	SGS Laboratories
SGS Geosol	SGS Geosol Laboratorios Ltda
SIGBM	Integrated Mining Dam Safety Management System
SIRGAS	Geocentric Reference System for South America
SLR	SLR International Corporation
SMU	Selective Mining Units
SO2	Sulphur dioxide
SR	Strip Ratio
SRTM	Shuttle Radar Topography Mission
st	short ton
STM	Santarém-Maestro Wilson Fonseca Airport
stpa	short ton per year
stpd	short ton per day
t	metric tonne
TARP	Triggers Action Response Plans
TCFA	Taxa de Controle e Fiscalização Ambiental (Environmental Control and Inspection Fee)
TP	Tailings Pond
tpa	metric tonne per year
tpd	metric tonne per day
tph	tonnes per hour
TRS	Technical Report Summary
TSF	Tailings Storage Facility
US EPA	United States Environmental Protection Agency
US$	United States Dollar
USg	United States gallon
USgpm	United States gallon per minute
UTE	Thermoelectric unit
UTM	Universal Transverse Mercator
V	volt
VCE	VCE Consultoria Mineral
W	watt
wmt	wet metric tonne
wt%	weight percent
yd3	cubic yard
yr	Year

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4.0	Property Description
4.1	Location

The Juruti Bauxite Mine is located in the west of Pará State in northern Brazil. The mine is approximately 55 km south from the town of Juruti on the southern shore of the Amazon River connected by a road and railway for the transport of personnel, equipment, and mined bauxite ore (Figure 3‑1). A rail siding, material handling, and ship loading facilities are all located at Juruti port, immediately adjacent to the south of the town.

Juruti has only very limited connections by road to other nearby settlements, predominantly with the village of Socorro approximately 140 km to the east via a mainly unpaved road. Juruti is otherwise more widely connected by boat along the Amazon River or via short internal flights. The nearest city to Juruti is Santarém, approximately 160 km due east, accessible by boat (approximately 260 km taking 6 hours) or by air (under 1 hour).

The Alumar Refinery, operated by Consortium de Aluminio do Maranhão S.A., is approximately 30 km south of the city of São Luis in Maranhão State, northeast Brazil.

All spatial data used for the Mineral Resource and Mineral Reserve estimation are reported using a local grid based on SIRGAS (Geocentric Reference System for South America) 2000 (21S). The approximate coordinates of the mining area for the Capiranga Central, Mauari, São Francisco, Mutum and Santarém plateaus are 618,879mE and 9,721,768mN, and for the Nhamundá plateau are 521,657mE and 9,773,299mN. The relative location of the permits associated with the Juruti Bauxite Mine plateaus are illustrated below, highlighting the location of Nhamundá on the northern shore of the Amazon River.

Figure 3‑1: Juruti Location and Access (SLR, 2021)

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Figure 3‑2: Juruti Bauxite Mine Permits (Alcoa, 2021, adapted by SLR)

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4.2	Land Tenure

Mining and mineral rights in Brazil are regulated by the Mining Code, Decree 227, February 27, 1967 and further managed by the National Mining Agency, Agência Nacional de Mineração (ANM), established in place of the National Department of Mineral Production (DNPM). All exploration and mining activity are managed by the ANM under the Mining Code, and subject to the permits.

Permits granted by the ANM principally fall into two categories:

•

Exploration Permit: available for application by individuals or companies established in Brazil, exploration permits are initially granted for three years, with the potential to apply for a second three-year term. On submittal of an approved Exploration Report, the holder is then granted one year to present a Mining Plan as a precursor to obtaining a Mining Concession. To be approved, the Exploration Report must sufficiently detail the data collected during exploration and include the results of a technical and economic study.

The application for exploration permit requires an application fee, and the submission by a registered geology or mining engineer professional. For retention of the Permit, the holder is required to pay an annual fee to the ANM, present / declare exploration expenditures on an annual basis, and pay a survey visit fee to ANM. During the period of tenue, the holder will also typically advise the ANM regarding ongoing exploration activities and commence landowner agreements and start environmental licensing.

•

Mining Concession: following submittal of a Mining Plan and a request for use of the proposed mining areas, a Mining Concession enables exploitation once the associated Environmental Permits / Licenses have been granted. Mining Concessions are not time bound but require mining activities to commence within 6 months from being granted.

Concession holders are required to submit annual mining reports (RAL) to ANM, pay compensation to landowners, in addition to Brazilian Mineral Royalty payments (Compensacao Financeira pela Exploracao de Recursos Minerais, or CFEM).

At Juruti, there are three continuous mining concessions with an aggregated 29,426 ha, where current Mineral Reserves are determined from the Capiranga Central and Mauari plateaus. It is however recognized that a small area of overlap exists between concessions 808.954/1975 and 850.010/1991 (visible in Figure 3‑ below) which reduces the total mining concession area to 29,410 ha.

In addition to the mining rights, there are thirteen requests for mining concessions, fourteen exploration permits, and two requests for exploration permits. The aggregated area for these permits is 197,866 ha. SLR is not aware of any other overlapping permits areas which may affect the total area of these permits. Two additional claim areas are reported by Alcoa to have been dropped (a total area of 15,344 ha).

Alcoa Corporation | SLR Project No:  425.01184.00071

Technical Report Summary - February 24, 20223-35

Table 3‑1 below provides a list of the currently held Mining Concessions and Exploration Permits held by Alcoa World Alumina Brasil Ltda. (AWA), Alcoa’s entity in Brazil, or Matapu Sociedade de Mineraçao Ltda., a wholly owned subsidiary of AWA.

The operation licenses are divided into four areas and the latest versions are listed below:

•	Mining: operation license # 9638/2015; expired in December 2017 (renewal required in August 2017);
•	Beneficiation: operation license # 9636/2015; expired in December 2017 (renewal required in August 2017);
•	Railroad: operation license # 8995/2015; expired in January 2018 (renewal required in August 2017);
•	Port: operation license # 9273/2015; expired in May 2018 (renewal required in August 2017).

Alcoa has stated that all necessary mineral rights, licenses, and permits for Juruti are valid in accordance with the ANM’s requirements, including for the Capiranga Central, Mauari, São Francisco, Mutum, Nhamundá, and Santarém plateaus. The licenses and permits are currently being renewed with SEMAS/PA. According to the resolution CONAMA 237/97, the environmental license is still valid (even when expired) since the renewal applications were lodged 120 days before the expiration date.

The process is now being reviewed by the competent environmental agency, however, a lack of capacity at the national regulator is a significant issue hampering the issuing of renewals in a timely manner and as such SLR is not able to confirm the expected date of issue. Permitting aspects of the Juruti Bauxite Mine are discussed in more detail in Section 17.6 of this Technical Report Summary.

The mining operations at Juruti take place on third-party land, and in accordance with the Mining Concession requirements Alcoa has agreements in place with the respective landowners meaning there is no current need to purchase third-party land. This agreement forms a “mining easement”, which grants Alcoa access to the mining areas in exchange for compensation payments and as a result there are no other titles, claims, leases, or options applicable to the exploration or mining permit areas which may limit Alcoa’s rights.

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Table 3‑1: Juruti Mineral Rights

Mining Permits	Ownership	Area (ha)[1]	Protocol Date	Expiration Date (if applicable)	Current Phase
808.954/1975	ALCOA World Alumina Brasil Ltda.	9,945	01/10/1975	N/A	Mining Concession
850.010/1991	ALCOA World Alumina Brasil Ltda.	10,000	18/01/1991	N/A	Mining Concession
850.011/1991	ALCOA World Alumina Brasil Ltda.	9,481	18/01/1991	N/A	Mining Concession
Total Mining Concessions (ha)		29,426[3]
751.777/1996	ALCOA World Alumina Brasil Ltda.	2,792	29/10/1996	N/A	Economic Feasibility Submitted (Mining Requirement)
850.026/2001	ALCOA World Alumina Brasil Ltda.	10,000	16/02/2001	N/A	Economic Feasibility Submitted (Mining Requirement)
850.056/2003	ALCOA World Alumina Brasil Ltda.	2,232	17/02/2003	N/A	Economic Feasibility Submitted (Mining Requirement)
850.133/2006	ALCOA World Alumina Brasil Ltda.	884	17/03/2006	N/A	Economic Feasibility Submitted (Mining Requirement)
850.243/2002	ALCOA World Alumina Brasil Ltda.	8,122	29/10/2002	N/A	Economic Feasibility Submitted (Mining Requirement)
850.357/2001	ALCOA World Alumina Brasil Ltda.	9,102	21/09/2001	N/A	Economic Feasibility Submitted (Mining Requirement)
850.376/2003	ALCOA World Alumina Brasil Ltda.	5,583	18/08/2003	N/A	Economic Feasibility Submitted (Mining Requirement)
850.504/2000	ALCOA World Alumina Brasil Ltda.	9,597	17/10/2000	N/A	Economic Feasibility Submitted (Mining Requirement)
850.505/2000	ALCOA World Alumina Brasil Ltda.	8,175	17/10/2000	N/A	Economic Feasibility Submitted (Mining Requirement)
850.506/2000	ALCOA World Alumina Brasil Ltda.	10,000	17/10/2000	N/A	Economic Feasibility Submitted (Mining Requirement)
850.580/2003	ALCOA World Alumina Brasil Ltda.	3,996	10/11/2003	N/A	Economic Feasibility Submitted (Mining Requirement)
850.355/2001	Matapu Sociedade de Mineraçao Ltda.	9,739	21/09/2001	N/A	Economic Feasibility Submitted (Mining Requirement)
808.953/1975	ALCOA World Alumina Brasil Ltda.	3,824	01/10/1975	N/A	Economic Feasibility Submitted (Mining Requirement)
850.350/2010	ALCOA World Alumina Brasil Ltda.	8,750	07/05/2010	19/12/2022	Claim area (Drilling program for final report)
850.351/2010	ALCOA World Alumina Brasil Ltda.	211	07/05/2010	19/12/2022	Claim area (Drilling program for final report)

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Mining Permits	Ownership	Area (ha)[1]	Protocol Date	Expiration Date (if applicable)	Current Phase
850.352/2010	ALCOA World Alumina Brasil Ltda.	382	07/05/2010	19/12/2022	Claim area (Drilling program for final report)
850.576/2017	ALCOA World Alumina Brasil Ltda.	8,661	13/07/2017	N/A	Claim area (Drilling program for final report)
850.577/2017	ALCOA World Alumina Brasil Ltda.	5,394	13/07/2017	N/A	Claim area (Drilling program for final report)
850.091/2020	ALCOA World Alumina Brasil Ltda.	8,997	31/01/2020	26/05/2023	Claim area (Drilling program for final report)
850.968/2010	ALCOA World Alumina Brasil Ltda.	612	14/12/2010	19/12/2022	Claim area (Drilling program for final report)
880.112/2002	ALCOA World Alumina Brasil Ltda.	6,070	30/10/2002	N/A	Claim area (Drilling program for final report)
880.113/2002	ALCOA World Alumina Brasil Ltda.	9,506	30/10/2002	N/A	Claim area (Drilling program for final report)
880.116/2002	ALCOA World Alumina Brasil Ltda.	9,700	30/10/2002	N/A	Claim area (Drilling program for final report)
850.335/2001	Matapu Sociedade de Mineraçao Ltda.	9,466	21/08/2001	19/12/2022	Claim area (Drilling program for final report)
850.336/2001	Matapu Sociedade de Mineraçao Ltda.	9,712	21/08/2001	19/12/2022	Claim area (Drilling program for final report)
850.337/2001	Matapu Sociedade de Mineraçao Ltda.	9,660	21/08/2001	19/12/2022	Claim area (Drilling program for final report)
850.338/2001	Matapu Sociedade de Mineraçao Ltda.	9,378	21/08/2001	19/12/2022	Claim area (Drilling program for final report)
880.114/2002	ALCOA World Alumina Brasil Ltda.	8,800	30/10/2002	N/A	Claim area not gazetted
880.115/2002	ALCOA World Alumina Brasil Ltda.	8,521	30/10/2002	N/A	Claim area not gazetted
Total Other (ha)		197,866
880.078/2003	Omnia Minérios S.A.	7,422	12/11/2003	N/A	Claim area dropped
880.017/2003	ALCOA World Alumina Brasil Ltda.	7,922	08/04/2003	N/A	Claim area dropped

Notes:

1.	Numbers may not add due to rounding.
2.	Matapu Sociedade de Mineraçao Ltda is a wholly owned subsidiary of Alcoa World Alumina Brasil Ltda
3.	Overlapping Mining Concessions 808.954/1975 and 850.010/1991 result in a true total Mining Concession area of 29,410 ha

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Figure 3‑3 illustrates the various concessions held by Alcoa in association with the Juruti Bauxite Mine. Figure 3‑4 also illustrates the Mining Concessions relative to the current boundaries of the Juruti Bauxite Mine.

Figure 3‑3: Juruti Block Permit Status (Alcoa, 2021)

Figure 3‑4: Juruti Bauxite Mine boundaries versus mining permits (Alcoa, 2022)

Figure 3‑5 below similarly illustrates the permit status in relation to the Nhamundá Block which is north of the Juruti Block on the opposite side of the Amazon River and adjacent to the Nhamundá River.

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Figure 3‑5: Nhamundá Block Permit Status (Alcoa, 2021)

4.3	Encumbrances

Pursuant to information obtained, Alcoa reports that there are no liens and encumbrances. Alcoa submits an Annual Environmental Report in compliance with the Juruti operating licenses and approvals. No significant compliance issues were identified in the 2019/2020 and 2020/2021 Annual Environmental Reports.

Despite previous issues reported with the local communities, these have since been resolved through Alcoa’s engagement. SLR was made aware of two environmental incidents which led to siltation of downstream watercourses in December 2020 and March 2021. A full environmental assessment was conducted in each case and the incidents were reported to the regulators. Alcoa has therefore demonstrated that the mine reports and addresses any non-compliance issues and incidents. SLR is not aware of any other violations and any fines incurred by Alcoa with respect to the Juruti Mine.

4.4	Royalties

Royalties paid by Alcoa with respect to the Juruti bauxite mine total 4.5% and include the Brazilian Mining Royalty (CFEM) payments of 3%, and landowner royalty payment of 1.5%.

4.5	Other Significant Factors and Risks

SLR is not aware of any environmental liabilities on the property. Alcoa has indicated that they hold all required permits to conduct the proposed work on the property, having lodged permit renewals 120 days prior to expiry as required by law for all approvals. Lack of capacity at the regulator is a significant issue hampering the formal issuance of renewals in a timely manner. SLR is not aware of any other significant

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factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography
5.1	Accessibility

As described in previous sections, the Juruti Bauxite Mine is located the west of Pará State approximately 55 km from the town of Juruti on the southern shore of the Amazon River and near the border with Amazonas State to the west. The Juruti mining area is connected to Juruti town and port facilities by a dedicated site road that joins to the PA-257 road near Juruti town, and a dedicated, private railway between the mining area and port.

There are very few major roads across the region and Juruti itself is generally only accessible by road from nearby villages on the same section of Amazon River before its junction with the Tapajós River from the south. The only major road in this area is the PA-257.

The nearest major city to Juruti is Santarém, approximately 160 km to the east which is only accessible by either boat (approximately 6 hours) or by air (approximately 1 hour) from Juruti Airport (JRT) to Santarém-Maestro Wilson Fonseca Airport (STM). National roads connect Santarém to the rest of Pará State including the port city of Belém on Brazil’s northern coast, approximately 1,400 km by road via the 230 and PA-151 roads.

5.2	Climate

The Juruti Bauxite Mine is located in the northern region of Brazil in the Amazon River catchment area which experiences one of the highest rainfall rates in the country. Rainfall and climate data is collected via a meteorological / weather station in Juruti (Figure 4‑1). Annual rainfall is typically highest in the months of February to April, averaging around 300 mm per month but ranging from 100 – 500 mm. The lowest rainfall is generally observed in the months of August to October averaging 50 – 100 mm but can be up to 200 mm per month.

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Figure 4‑1: Historical rainfall recorded by the Juruti meteorological station (Alcoa, 2021)

In line with annual variations in temperatures, evaporation rates also vary throughout the year which can influence the behavior of tailings disposal facilities and the quantity of water than can typically be recovered. Evaporation rates are generally highest in September to November and lowest in April and May.

Mining at Juruti operates 24 hours per day and 7 days per week. Therefore, mine operations take place year round.

5.3	Local Resources

While the Juruti Bauxite Mine is in a relatively remote location and largely inaccessible by road, the mine itself is well established having been in commercial operation since 2009. During this time, the resources, services, and facilities available in the town of Juruti have expanded significantly. The town is a short flight from Santarém which offers a greater range of local resources as required and is located on the Amazon River providing transport and logistics route to the wider Pará State.

5.4	Infrastructure

Infrastructure required for bauxite mining operations is well-established and available, the majority of which is located within the area of the Juruti Bauxite Mine, around 55 km south of the town of Juruti. The required infrastructure includes the following, with additional information provided in Section 15.0:

•	Rail siding and rail loading facilities for the transportation of ore and product
•	Bauxite beneficiation plant comprising ore crushing (primary and secondary) and washing (scrubbing, screening, cyclone separation, filtering) plants
•	Mine waste facilities including tailings thickening lagoons and tailings disposal ponds

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•	Stockpiles and material handling equipment including conveyors
•	Ancillary buildings including administrative and mine site offices, warehouses, laboratory, and workshops
•	Fuel station
•

Water supply system comprising water collection pumps installed on a raft in the Juruti Grande stream north on the mining infrastructure and plant area, and a water pipeline corridor of approximately 9 km. A portion of the water is also reclaimed from the tailings ponds and re-used by the beneficiation plant.

•

Power generation through Thermoelectric Units (UTE) under a power purchase agreement with Petrobras Distribuidora S.A. (Petrobras). Two units are located at the mine site and port, each supplying 13.8 kV into dedicated electrical substations. Power is distributed by overhead insulated transmission lines installed by Alcoa and downrated by secondary substations.

•	Surface water management and pumping systems, including a wastewater (effluent) treatment plant.
•	Off-site rail corridor connecting the mine to Juruti port and access road
•	Port facilities including rail siding, materials handling equipment/conveyors, and ship loader with capacity for 75,000-ton vessels.
•

There is a total of 485 Alcoa personnel employed at the Juruti Bauxite Mine. There is no on-site accommodation due to the proximity to Juruti town. The mine is also supported by additional Contractor personnel which are discussed in more detail in Section 13.9.

Juruti port and airport are considered critical for the transportation of materials, supplies, and personnel to the mine.

5.5	Physiography

The Juruti Bauxite Mine is located within the Amazon Sedimentary Basin and catchment area. The physiography of the project area is characterized by extensive plateaus which range from 70 to 190 m above sea level. Surface water within the mining area typically drains from these plateaus northwards towards the Juruti Grande stream.

Vegetation across the mining area is characterized as being within the Amazon rainforest, the world’s largest area of tropical rainforest with high floral and faunal diversity.

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6.0	History
6.1	Prior Ownership

Prior to acquisition by Alcoa in 2000, the Juruti mining area was previously under ownership of Pechiney S.A., a French exploration and development company, now known as Rio Tinto Alcan.

6.2	Exploration and Development History

Initial prospecting and exploration across the Juruti deposits were originally undertaken in 1972 and 1973 by previous owners. The first drilling of the deposit is known to have been completed by Reynolds Group Holdings.

Details of historical drilling procedures are limited to orientation (vertical) and drilling type (auger or well type).

The historical auger sampling method consisted of cutting through the lithologies with an auger-type shell, using a combination of rotational movements provided mechanically, and the downward vertical pressure/force exerted by the equipment. The overlying clays and the capping material were discarded next to the holes, after which sampling commenced.  Sampling was typically undertaken in small increments with the rate of penetration dependent on the competence / hardness of the underlying horizons. Each sample taken from the hole was placed on a plastic tarp and its length measured. Sampling was undertaken within each lithological horizon, with effort made to avoid sampling across horizon boundaries. As a result, sample sizes were known to be variable.

There is no information available for wells.

The Juruti project was later acquired by Alcoa in 2000 and following further exploration and technical evaluation, production commenced in 2009.

6.3	Past Production

The following Table 5‑1 provides a summary of the Run-of-Mine (RoM) production from the Juruti Bauxite Mine since 2014, in addition to a breakdown of the crushed, unwashed, and washed bauxite production. The washing plant mass recovery for each year is also included.

This past production data highlights the Juruti Bauxite Mine as a longstanding mining operation.

Table 5‑1: Past Production from Juruti Bauxite Mine 2014 – 20211 (Alcoa, 2021)

Year	RoM (t)	Crushed Bauxite (t)	Unwashed Bauxite (t)	Washed Bauxite Product (t)	Washing Plant Mass Recovery (%)
2014	6,412,807	6,412,807	-	4,773,862	74.00
2015	6,453,910	6,453,910	314,438	5,362,360	75.90
2016	7,363,186	6,146,474	1,216,712	4,670,847	76.10
2017	8,043,325	6,709,616	1,333,619	5,052,595	75.60
2018	8,451,754	7,500,427	951,328	5,678,137	75.64

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Year	RoM (t)	Crushed Bauxite (t)	Unwashed Bauxite (t)	Washed Bauxite Product (t)	Washing Plant Mass Recovery (%)
2019	8,726,203	7,557,043	1,078,118	5,850,453	75.28
2020	9,189,820	7,921,648	1,203,965	5,976,754	75.71
2021[1]	9,032,457	8,029,004	956,705	6,044,409	74.88

Note:

1.	2021 production represents Actual and September forecasts

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7.0	Geological Setting, Mineralization, and Deposit
7.1	Regional Geology

The Juruti area is located in the lower part of the Amazonian basin, south of the Amazon River, between the Guyana and Brazilian Shields. Parent deposits which form the base of the bauxite sequence belong to the Alter-do-Chao Formation comprising continental sedimentary deposits that accumulated in a fluvial-lacustrine environment and consist of sandstones, siltstones, mudstones, and quartz breccias. Bauxites are known to have formed during intense lateritic alteration of the Cretaceous (145 to 66 Ma) siliciclastic parent deposits which is estimated to have occurred during the Eocene (56 to 34 Ma).

Cretaceous deposits were later covered by tropical soils as a product of root activity resulting in a kaolinitic and alumina-goethite deposited during flooding events in the Miocene (23 to 5 Ma). The regional geomorphology and geochemical composition of the bauxite deposits are also known to have been influenced by several secondary erosion and weathering events.

Figure 6‑1: Simplified Regional Geology of Eastern Amazon (adapted from Negrao, 2018)

7.2	Local Geology

The evolution of bauxite in this region is generally accepted to have occurred through a combination of intense weathering and geochemical alteration, leaching by meteoric waters, and accumulation of alumina and iron-rich horizons, in addition to periodic erosion and redeposition of upper horizons.

The lowermost horizon of the bauxitic deposits is comprised of clayey, silty, and sandy layers of a weathered clastic sediment which is related to the Cretaceous Alter-do-Chao Formation. These horizons form gently undulating plateaus ranging from 100 m to 170 m above the level of the Amazon, surrounded by drainage erosion channels. While these plateaus cover extensive areas both north and south of the Amazon, not all are bauxitic, despite being within the same geomorphological and climatic area on top of the same sedimentary formation, and many are characterized by thick accumulations of kaolinitic layers.

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The bauxitic plateaus can be characterized by five major horizons, often exhibiting gradational transitions through each, although sub-horizons are known to exist which have been historically classified through investigations of microfacies and microscopic textures.

•	Kaolinitic loose yellow clay, also referred to as Belterra Clay, typically seen as being homogenous with some small gibbsite and goethite and characterized as petrogenic from geochemical processes
•	Nodular horizon of gibbsitic and hematitic nodules, commonly embedded in yellow clay material, particularly near the base, with nodules gradually becoming smaller in size upwards in the horizon.
•

Indurated iron-rich horizon overlain by an indurated bauxite, typically grading from white and pink, to yellowish-red as gibbsite crystals gradually disappear with increasing hematite and kaolinite content, trending to yellow and pink near the top with increasing gibbsite

•

Kaolinitic mottled horizon, typically mottled white and pale red in color kaolinitic clays which commonly exhibits a gradational boundary with the underlying silty and sandy sediment horizon. The unit is generally between 5 m and 10 m thick, which towards the top has increasing gibbsite with common kaolinitic alternation and/or replacement.

•	Quartz-kaolinitic weathered clastic sediment horizon, composed of sandstones, siltstones, and mudstones originating from the regional Alter-do-Chao Formation.

These major horizons are illustrated in Figure 6‑2.

Figure 6‑2: Simple stratigraphic column of the Juruti bauxite plateau (SLR, 2022)

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The above horizons have been interpreted to have formed during three main episodes of weathering:

1.	Initial ferruginization of sediments creating a ferricrete which has been observed in soils across the Amazon basin area and formed from intense weathering of basal parent sediments
2.

Bauxitization by the formation of gibbsite crystals, forming massive bauxite horizons. The formation of bauxitic and non-bauxitic plateaus across the region has been attributed to the difference in kaolinite content of original parent material during this period of weathering.

3.	Intense silicification and geochemical processes resulting in the formation of kaolinitic clays on top of the original bauxite horizon
7.3	Property Geology

The detailed stratigraphy of the Juruti deposit based on extensive exploration drilling and detailed geological logging is comprised of, with increasing depth, a mottled clay horizon at the base topped with a massive bauxite layer, overlain by a ferricrete crust with hematite and gibbsite nodules, and an overlying yellow clay at surface (Table 6‑1). In comparison to their lateral extent over tens of kilometers, the overall thickness of the bauxite deposits is relatively thin.

Table 6‑1: Juruti deposit stratigraphy

Stratigraphic Horizon	Thickness range (m)	Description
Belterra (yellow) Clay	0 – 12	Homogenous and permeable kaolinite clay layer formed from chemical alteration
Nodular Bauxite	0 – 2

Discontinuous across the deposit, occurring as nodules of fine gibbsite crystals in a kaolinite matrix with increasing iron (hematite) content with depth. Horizon can be split into an upper, non-economic and lower, economic sub-horizon

Laterite	0 – 3	Low silica with varying color, hardness, texture, and iron (hematite) content
Massive Bauxite	0 – 6	Mainly gibbsite, hematite, and kaolinite, averaging 2 m thick, showing replacement of silica with hematite towards the top. Represents the primary mineralized horizon of economic interest.
Red Clay	-	Silty clay, rich in gibbsite, kaolinite, and hematite. Total depth not commonly proven in drilling across the deposit.
Alter-do-Chao Formation	-	Arkose sandstones, siltstones, and mudstones

Figure 6‑3 and Figure 6‑4 below illustrate cross sections through the geological models of the Capiranga Central and Maurai plateaus showing the major stratigraphic horizons described above.

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Figure 6‑3: Capiranga Central geological section. Vertical exageration: 10x (SLR, 2022)

Figure 6‑4: Mauari geological section. Vertical exageration: 10x (SLR, 2022).

7.4	Mineralization

Bauxite mineralization principally occurs as microcrystalline gibbsite (Al(OH)3), along with accessory minerals of hematite (Fe2O3), goethite (FeO(OH)), kaolinite (Al2Si2O5(OH)4), and anatase (TiO2). The mineralization of each of the stratigraphic horizons observed across the Juruti deposits are classified

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based on a combination of visual inspection during drilling and sampling, and the results of chemical analysis. The chemical compositions used to define each of the major horizons are shown in Table 6‑2.

Table 6‑2: Chemical limits used to define each horizon

Lithological Domain	A.Al2O3	R.SiO2	Fe2O3
Yellow clay	-	-	-
Non-economic nodular bauxite	<45%	>8%	<20%
Economic nodular bauxite	≥45%	≤8%	≤20%
Laterite	<35%	-	>34%
Bauxite	≥35%	≤8%	≤34%
Red clay	-	>8%	-

Table 6‑3 below provides a summary of the stratigraphic horizons interpreted during exploration across each of the Juruti plateaus.

Table 6‑3: Summary of stratigraphic horizons within bauxite plateaus

Plateau	Description	Yellow clay	Non-economic nodular bauxite	Economic nodular bauxite	Laterite	Bauxite	Red clay[1]
Capiranga Central	Avg. Thickness (m)	10.32	0.98	1.56	1.80	2.23	2.17
	Avg. Top Depth (m)	---	10.32	11.30	12.86	14.66	16.89
Mauari	Avg. Thickness (m)	11.61	0.96	0.95	1.48	2.39	1.27
	Avg. Top Depth (m)	---	11.61	12.57	13.52	15	17.39
Mutum	Avg. Thickness (m)	8.57	1.51	---	1.63	2.90	1.15
	Avg. Top Depth (m)	---	8.57	---	10.08	11.71	14.61
Nhamundá	Avg. Thickness (m)	5.53	1.55	---	1.50	3.98	0.84
	Avg. Top Depth (m)	---	5.53	---	7.08	8.58	12.56
Santarém	Avg. Thickness (m)	11.84	1.04	---	1.81	2.53	1.43
	Avg. Top Depth (m)	---	11.84	---	12.88	14.69	17.22
São Francisco	Avg. Thickness (m)	12.10	1.70	---	1.55	3.80	1.21
	Avg. Top Depth (m)	---	12.1	---	13.8	15.35	19.15

Notes:

1.

The red clay thickness values are the length drilled in this lithotype, although given this unit it an indicator of the total depth of mineralization, drilling does not commonly define the total thickness of this lithotype.

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7.5	Deposit Types

Bauxite deposits, sedimentary deposits with economic concentrations of aluminum oxide, represent the world’s major source of aluminum and consist primarily as the minerals gibbsite (Al(OH3)), boehmite, and diaspore, and commonly found alongside iron oxide minerals including goethite and hematite, kaolinite clay minerals, and minor concentrations of titanium oxide minerals such as anatase and ilmenite.

Bauxite formation is widely known to occur through two main depositional mechanisms:

•

Lateritic bauxite: formed through intense chemical weathering and accumulation of residual and transported material on top of aluminosilicate-rich parent rocks. The Juruti deposit is classified as a lateritic bauxite deposit.

•

Karstic bauxite: formed on top of carbonate / paeleokarstic surfaces and karst depressions by the accumulation of aluminosilicate-rich clays at the time of chemical weathering and dissolution of carbonate rocks.

Lateritic bauxite deposits are generally associated with a tropical (hot and humid) environment which is a principal driver in the chemical weathering processes required. As a result, lateritic bauxite deposits are globally known to exist across Central and South America, West Africa, Central Asia, and Australia. Conversely, karstic bauxites more commonly occur at higher latitudes including Jamaica, Southern and Eastern Europe, Russia, and China.

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8.0	Exploration
8.1	Exploration

Limited details on regional and exploration drilling procedures conducted by previous operators are available.  SLR understands that the Nhamundá plateau is characterized by a combination of historical well and auger type drill holes and some recent AC holes completed by Alcoa. The Mutum, Santarém, and São Francisco plateaus are characterized using historical auger type drill holes.

Alcoa exploration is focussed on initial mapping to define the extents of each plateau and follow up drilling at wide spacing to confirm mineralization. Prospective areas defined from this drilling are infilled in line with company objectives.

8.1.1	Alcoa Exploration

The primary means of exploration by Alcoa has been through AC drilling, in which drill cuttings are recovered as a sample through the injection of compressed air into the drill hole. This method is a common technique in unconsolidated ground, and the SLR QP is of the opinion that it is appropriate for use in the exploration of bauxite. Drilling is undertaken across several plateaus, the relative location of which are illustrated in Figure 7‑1. Since acquisition in 2000, exploration drilling by Alcoa has focused on Capiranga, Capiranga Central, Mauari, and Guaraná, and results have superseded the historical data.

Figure 7‑1: Plateaus limits of the Juruti operation (Alcoa, 2022).

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8.2	Drilling
8.2.1	Drilling Summary

Drilling across the numerous plateaus that comprise the Juruti mining area was predominantly undertaken from 2007 to 2019; there has been no drilling in 2020 or 2021. A total of 3,146 drill holes for 50,628 m of drilling has been completed as shown in Table 7‑1.

Table 7‑1: Juruti drilling programs

Plateau	Year	No. of holes	Total Length (m)
Capiranga Central	2017	232	3,871.83
	2018	509	8,429.91
	2019	191	3,292.30
	Total	932	15,594.04
Mauari	2014	114	1,826.15
	2015	568	9,541.46
	2016	174	2,656.13
	Total	856	14,023.74
Mutum	2001	15	195.50
	2002	165	1,934.90
	2003	37	502.50
	2007	77	1,202.50
	2008	179	2,751.10
	Total	473	6,586.50
Nhamundá	2004	4	64.40
	2005	31	461.70
	2006	16	234.80
	2008	14	235.90
	2009	161	1,522.10
	2010	58	845.70
	Total	284	3,364.60
Santarém	2004	4	64.40
	2003	34	567.40
	2005	30	521.80
	2006	18	326.40
	2007	86	1,535.10
	Total	214	3,689.10
São Francisco	2002	9	173.10
	2003	39	733.70
	2004	192	3,850.30
	2006	126	2,281.60
	2007	21	331.00
	Total	387	7,369.70
Total		3,146	50,627.68

Figure 7‑2 to Figure 7‑7 illustrate the distribution of drilling that has been undertaken across each of the Juruti bauxite plateaus included within the Mineral Resource estimate.

Figure 7‑2: Capiranga Central plateau drill hole distribution (SLR, 2022)

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Figure 7‑3: Mauari plateau drill hole distribution (SLR, 2022)

Figure 7‑4: Mutum plateau drill hole distribution (SLR, 2022)

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Figure 7‑5: Nhamundá plateau drill hole distribution (SLR, 2022)

Figure 7‑6: Santarém plateau drill hole distribution (SLR, 2022)

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Figure 7‑7: São Francisco plateau drill hole distribution (SLR, 2022)

The data from the Capiranga Central and Mauari plateaus are from AC drilling. For Mutum, Santarém and São Francisco plateaus, the information used for the Mineral Resources are from auger drill holes. The Nhamundá plateau is supported by well, AC and auger information (Figure 7‑8).

Figure 7‑8: Drilling by type - Nhamundá plateau

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8.2.2	Drill Spacing

Initial exploration drilling campaigns are performed on an 800 m grid over the plateaus.  Prospective results are followed up with infill drilling campaigns of 400 m and finally 200 m grid spacing.  Plateaus are drilled to within 50 m of the plateau limits to be able to confirm mapped mineralization extents using drilling.  Alcoa plans to confirm mineralization in all plateaus using AC drilling over the next decade.  SLR supports this initiative.

In the months ahead of scheduled mining, Alcoa consolidates the drilling results on a 50 m by 100 m grid.  This drilling, called short-term drilling, is used to create a short-term model for mine planning and is not integrated into the long-term model.

For the Capiranga Central and Mauari plateaus, drill spacing has been mainly carried out on a regular grid pattern of 200 m by 200 m. In some specific locations, such as at the plateau limits or in the north part of the Capiranga Central plateau, the drill spacing increases to approximately 400 m by 400 m. The exploration plan is to have these plateaus completely drilled on 200 m by 200 m spacings during 2022.

For the Mutum, Nhamundá, Santarém, and São Francisco plateaus, drill holes were completed by previous operators using auger type drilling and the drill hole spacing is variable. On the Mutum and São Francisco plateaus, which are the closest plateaus to the Capiranga Central and Mauari plateaus, areas may be characterized by drill hole spacings of 200 m by 200 m, 400 m by 400 m or 800 m by 800 m.  Alcoa plans to have these plateaus defined using AC drilling at a spacing of 200 m by 200 m by 2027.

Most drilling in the Santarém plateau is defined by an irregular drill hole grid ranging from closely spaced to 700 m up to 1,500 m. In the northwest region there is a small area with regular drill spacing of 400 m by 400 m. Alcoa plans to have this plateau defined using AC drilling at a spacing of 200 m by 200 m by 2029.

The Nhamundá plateau is located on the north side of Amazon River, 70 km in the northwest direction in a straight line from Juruti site, and is the furthest plateau from the Juruti site. The drilling in this plateau was carried out using a combination of wells, auger and AC holes, and the exploration plan is to have the entire plateau drilled using AC. The drill spacing is irregular however on average the drill hole spacing is 400 m by 400 m. In areas drilled by AC, the spacing is approximately 100 m by 100 m. The exploration plan is to have this area drilled to 200 m by 200 m spacing between 2030 and 2032.

8.2.3	Drilling Procedures

The following summary includes details of drilling procedures executed by Alcoa.  Details of historical drilling procedures is limited to orientation (vertical) and drilling type (auger or well type).

All holes completed by Alcoa across the plateaus have been drilled vertically and given the shallow nature of the deposit, no downhole surveys have been undertaken on any of the holes. Drilling is undertaken by external contractors and the drilling procedures are typically dictated by the material types being drilled; either unmineralized, superficial deposits or mineralized laterite deposits.

•

Unmineralized: overlying superficial clay deposits are commonly found to cap the underlying bauxite deposits. Drilling of this unconsolidated material is generally done using a large 8-inch diameter, high-pressure AC drill which can sufficiently recover material to the surface. No samples are taken from this horizon. The lower boundary of the horizon is typically identified by the presence of lateritic gravels comprising small rock fragments.

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•

Mineralized: following the removal of overlying clays and gravels, the drilling method is changed to coring with the use of an 8-inch outer and 6-inch inner diameter core barrel. Samples of the mineralized horizon are collected from the inner core barrel into PVC tubes. Each drill run is typically 1.15 m in length, with the material recovery recorded after each run. On completion of each run, individual sample intervals in PVC tubes are labelled with the drill hole number, sampled interval, top and bottom depth, and sealed with plastic caps to prevent the loss of sample material.

Figure 7‑9 shows an active exploration drill rig in the Juruti area during the SLR site visit.

Figure 7‑9: Photo of exploration drilling (SLR, 2021)

Samples are collected from the core barrel into plastic PVC tubes, sealed and labelled at both ends. Geological logging is undertaken by Alcoa’s on-site geologists and samples are prepared with the assistance of contracted technicians (Figure 7‑10). Samples are logged, weighed, and stored in sealed plastic bags each of which is clearly labelled and barcoded before being sent for assaying. All drill cores are photographed on completion.

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Figure 7‑10: Photo of sample logging and preparation facilities (SLR, 2021)

8.2.4	Drill Recovery

Each drill hole is evaluated for core / sample recovery after each run through the mineralized horizon. Sample recovery rates in excess of 95% through mineralized horizons are deemed to be acceptable, however, drill holes failing to meet this criterion are rejected. In these instances sample material is discarded, and the hole is re-drilled.

Drill runs typically range from 0.3 m to 1.15 m and are ultimately dictated by the core barrel capacity. After each run, the core barrel is checked to ensure no material / sample loss at the end of the run.

The SLR QP reviewed drill recovery data provided by Alcoa for 932 drill holes across the Capiranga Central plateau and 856 drill holes across the Mauri plateau and noted that recoveries were consistently above 95%. The SLR QP is of the opinion that this satisfies the acceptable limits required to demonstrate sample representativeness.

8.2.5	Lithological Logging

Sealed PVC tubes containing the unconsolidated material recovered during drilling are transported to the core logging facility where Alcoa geologists, engineers, technicians, and skilled assistants process the core.  The PVC tubes are arranged sequentially on purpose-built tables, and metal plates are placed between each tube to prevent physical contact of the samples upon tube opening.  In sequence, the PVC tubes are opened using two cuts of a circular saw with a dust collector, or a special knife, and the enclosed core lengths are measured, and any changes to the composition or volume of the clay material are noted.

Once exposed, the samples are inspected by geologists, and a description is entered directly into a “Toughbook” within the acQuire™ workspace connected to the server.  Samples are logged with reference to a core library and secondary litho-types and relevant peculiarities are noted.  Color, structure, texture, interstices, and hardness are all recorded alongside the principal lithology.

All holes used for long term planning are photographed digitally and the hole name and interval recorded.

Core is broken along lithological boundaries using an electric hammer or chisel, and further separated into samples from 0.25 m to 0.50 m in length.  These samples are then bagged in plastic bags labelled with drill

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hole ID and interval and affixed with a barcode. Sample batches are driven to the onsite Juruti Mine laboratory for sample preparation and analysis and a requisition form is produced in acQuire™.

It is the QP’s opinion that there are no known drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results and that the results are suitable for use in the Mineral Resource estimation.

8.3	Topography

A Digital Terrain Model (DTM) for the Juruti mining area is based on survey / remote sensing data collected using LiDAR (Light Detection and Ranging) by TecTerra Geotecnologias. This topography data is available in UTM coordinate system using the SIRGAS 2000 datum.

Drill hole collars have been surveyed by total station (within active mining areas) and Global Positioning System (GPS) (within exploration areas). For geological modelling, the LiDAR information was used in conjunction with the drill hole coordinates and elevations as follows:

•	LiDAR data (Capiranga Central and Mauari)
•	Total station, GPS, and SRTM (Shuttle Radar Topography Mission) elevation post processing (São Francisco, Mutum, and Santarém)
•	GPS and SRTM elevation post processing (Nhamundá)
8.4	Hydrogeology Data

No site-specific hydrogeological data is available; however, hydrogeological conditions do not influence the mining operations at Juruti.

8.5	Geotechnical Data

No site-specific geotechnical data is available however, as these deposits are shallow, the impact of geotechnical conditions on the mining operations at Juruti is considered minimal.

8.6	Planned Exploration

Alcoa has a robust exploration plan for the next ten years, aimed at improving the data quality and to support the mine operation, for the plateaus that have not yet been drilled by AC (Figure 7‑11 and Figure 7‑12). The plan covers the all the plateaus where Alcoa has mining permits and will replace the historical drilling information (auger and well) with more accurate drilling and sampling methodologies, including Mutum, Santarém, São Francisco and Nhamundá plateaus.

Table 7‑2 provides a summary of the number of holes, total meters and costs associated with the exploration plan between 2022 and 2032..

The SLR QP is of the opinion that the exploration plan is necessary and adequate to support the future mine operation, in addition to developing the mineral potential of the targets and increasing the predictability of the grades and tonnage.

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Figure 7‑11: Alcoa exploration plan from 2022 until 2029 (Alcoa, 2021).

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Figure 7‑12: Alcoa exploration plan from 2029 to 2032 (Alcoa, 2021).

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Table 7‑2: Number of holes, total meters and costs associated with the exploration plan (Alcoa, 2021).

Exploration plan - from 2022 to 2032
	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
No. holes	586	559	669	584	625	691	697	731	674	390	349	6,555
Meters	11,098	11,244	11,300	11,382	10,897	10,657	11,914	9,867	8,491	5,972	5,235	108,058
Costs (US$000)[1]
All costs	2,191	2,586	2,955	2,878	2,633	2,671	3,336	2,337	2,367	1,806	2,008	27,769

Notes:

1.	The values are in US$ considering the R$:US$ exchange rate of R$5.34:US$1.00
2.	The costs are approximate and include drilling, roads, fuel, and others.

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9.0	Sample Preparation, Analyses, and Security
9.1	Sample Preparation and Analysis

The following summary includes details of sample preparation and analytical procedures executed by Alcoa for the AC samples. For auger samples, a similar methodology was used, however the   technologies were simpler.   Details of historical procedures are unknown.

All sample preparation and chemical analysis are undertaken at Alcoa’s onsite laboratory, the “Juruti Mine Lab”. The Juruti Mine Lab is not independent of Alcoa and is not accredited with or certified by a national or international organization for quality management or relevant analytical procedures.

The acQuire™ system in place for drill hole database management is integrated with the Juruti Mine laboratories’ Laboratory Information Management System (LIMS).  While the system integration allows for seamless nomenclature and recording of analytical results, the identification of inserted quality management samples is blind to laboratory personnel.

9.1.1	Sample Preparation

Samples are initially crushed then homogenized then split into two equal samples. Each duplicate sample is sealed in a plastic bag and labelled before being transported to the on-site laboratory. At this stage, each sample is weighed to allow for future determination of density.

Samples are initially divided into three:

•

Used for a wet sieving process where it is separated into +20 and +400 mesh (#) particle sizes before being sent for chemical analysis. The mass recovery of each size fraction is calculated through comparison to the initial sample mass.

•	Chemical analysis of the raw / crude sample material.
•	Used for moisture calculation then stored.

The remaining duplicate sample, and the recovered material from wet sieving are retained on site and stored in sealed plastic bags for future use as required.

Figure 8‑1 below illustrates the complete sample preparation flowsheet including the several stages of sample weighing, crushing, homogenizing, and splitting.

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Figure 8‑1: AC sample preparation flowsheet (SRK, 2019).

Although a 20 mesh screen is being used for the sample preparation, the plant process uses a 14 mesh screen. The SLR QP is of the opinion that for the new plateaus to be drilled with AC, the internal laboratory should use a 14 mesh screen to align the process with the plant, and that the bias generated due the different screens is not material to the Mineral Resources, given that the smallest screen used is the same for both, and the A.Al2O3 and R.SiO2 is reported with all the material with a granulometry greater than 200 mesh.

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9.1.2	Chemical Analysis

The principal chemical analysis is made by Fourier Transform Infrared Spectroscopy (FTIR) and approximately 10% of the samples are re-analyzed, as reference samples, by titration for available alumina and atomic absorption for reactive silica.

The chemical analysis undertaken on each sample are:

•	Aluminum oxide Al2O3 (total and available)
•	Silica SiO2 (total and reactive)
•	Titanium dioxide TiO2 (total)
•	Iron oxide (hematite) Fe2O3 (total)
•	Loss on Ignition (LOI)

The analytical methods are summarized in Table 8‑1.

Table 8‑1: Analytical methods used

Analytical Method	Analysis
Fourier Transform Infrared Spectroscopy (FTIR)

Total Alumina: RMSEV = 0.891.37; RMSEC = 1.19; DL = 0.07

A.Al2O3: RMSEV = 0.901.63; RMSEC = 1.36; DL = 0.1

Total Silica: RMSEV = 0.690.81; RMSEC = 0.66; DL = 0.1

R.SiO2: RMSEV = 0.460.77; RMSEC = 0.54, DL = 0.04

Iron: RMSEV = 1.331.96; RMSEC = 1.75, DL = 0.13

Titania: RMSEV = 0.210.32, RMSEC = 0.15; DL = 0.01

LOI: RMSEV = 0.590.89; RMSEC = 0.64; DL = 0.05

Zinc Titration	A.Al2O3 (%error = 0.70; S = 0.45)
X-Ray Fluorescence Spectroscopy	Total Alumina (%error = 1.14; S = 0.81) Total Silica (%error = 2.35; S = 0.13) Iron (%error = 0.94; S = 0.14) Titania (%error = 3.05; S = 0.05)
Inductively Coupled Plasma (ICP)	R.SiO2 (%error = 0.35; S = 0.04)
Atomic Absorption	R.SiO2 (%error = 0.29; S = 0.12)
Thermogravimetric Analysis (TGA)	Loss Ignition (%error = 0.05; S = 0.05)

Notes:

1.	RMSEV: Root Mean Square Error of Validation
2.	RMSEC: Root Mean Square Error of Calibration
3.	DL: Detection Limit

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9.1.3	Density Determinations

Density is determined for each drill core sample and for each material type recovered, including Nodular Bauxite, Laterite, Bauxite, and Red Clay. The method for determining sample density is based on calculating the volume of each individually sealed PVC tube of known diameter (5.6-inch).

Samples are initially weighed prior to being sent to the laboratory, after which the moisture content of each sample is also calculated. The percentage recovery of each sample is measured in the field after each drilling run, that corresponds to approximately 1.15 m, through a visual inspection.  The volume of the samples are measured according to the run length and the PVC tube diameter, which is 5.6 inches.

Dry density is then calculated, expressed in g/cm3, using the following equation which is run as an internal script within the exploration acQuire™ database software:

The calculation is done through an automated process and stored in an acQuire™ database.

The density values are approximately 1.30 g/cm3 for all the layers, except for the laterite layer that shows higher values due the higher iron content. Table 8‑2 below provides summary statistics of the density data from the Capiranga Central and Mauari plateaus. A default / blanket density value of 1.30 g/cm3 is used for the other plateaus.

Table 8‑2: Summary of density data statistics by plateau

Plateau	Lithology[1]	No. Samples	Min	Max	Mean	Std. Dev.	CV.
Capiranga Central	Nodular Bauxite (waste)	656	0.800	1.860	1.297	0.162	0.125
	Nodular Bauxite (ore)	591	0.870	1.690	1.303	0.133	0.102
	Laterite	4,121	0.280	2.400	1.544	0.194	0.125
	Bauxite	4,475	0.550	2.390	1.298	0.199	0.153
	Red Clay	4,918	0.600	2.500	1.332	0.170	0.127
Mauari	Nodular Bauxite (waste)	326	0.770	2.020	1.241	0.149	0.120
	Nodular Bauxite (ore)	25	1.090	1.610	1.271	0.130	0.102
	Laterite	2,802	0.800	2.180	1.492	0.198	0.133
	Bauxite	4,098	0.650	2.140	1.290	0.172	0.133
	Red Clay	1,752	0.710	2.110	1.330	0.174	0.131

Notes:

1.	Nodular Bauxite (waste) = high clay content and Nodular Bauxite (ore) = low clay content
9.1.4	Sample Storage and Archiving

Following chemical analysis, all pulverized, and selected coarse fraction samples are stored onsite in sheds and their locations are recorded within the LIMS systems.  The disposal of long-term drilling samples

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representing exhausted, non-prospective, or non-Mineral Resource areas is performed following strict criteria and digital archive protocol.  Short-term drilling samples are discarded once the area they delineated is fully exhausted.

9.2	Quality Assurance and Quality Control

Quality Assurance (QA) consists of evidence that the assay data has been prepared to a degree of precision and accuracy within generally accepted limits for the sampling and analytical method(s) to support its use in a resource estimate.  Quality Control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples.  In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified.  In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

9.2.1	QA/QC Protocols

The following QA/QC protocols were initially implemented by Alcoa in 2013, and further developed and refined in subsequent years.  Drilling campaigns supported by QA/QC results include those conducted on the Capiranga, Capiranga Central, Guaraná, and Mauari plateaus. Currently, the inclusion of QA/QC samples are limited to exploration drilling campaigns.

Current procedures are documented in QAQC System Management - Rev 001.005 (Alcoa, 2018).  The QA/QC program is managed by the Alcoa geology department, is blind to the Juruti Mine Lab and for each batch of approximately 26 samples submitted to the laboratory currently includes:

•	Two duplicate samples (representing either coarse or pulp duplicates at the discretion of the geologist), with at least one sample of bauxite, and,
•	Three of a possible six custom reference material samples prepared using Juruti bauxite material, representing low, medium, and high-grade bauxite.

Sample batches of less than thirteen samples are to include one duplicate and two reference samples. In 2019, acceptance criteria for individual batches were developed by Alcoa and dictate that a batch will be rejected if two or more of the included QA/QC samples report outside acceptable limits for available alumina and reactive silica:

•	More than 10% difference when compared to the reference material expected value, or
•	More than 10% difference to the original sample value.

If a batch does not pass this acceptance criteria, it is repeated in full.  These criteria and protocol continue to be reviewed by Alcoa. Prior to 2019, results were monitored without specific short-term actions associated with performance.

In addition to samples submitted to the primary laboratory, selected pulp duplicate samples from the Central plateau are submitted to a secondary laboratory, SGS Geosol Laboratorios Ltda (SGS), to monitor bias at the Juruti Mine Lab at a rate of 1 in 20 samples (5%), with the reference material samples. SGS Geosol is an independent laboratory based in Brazil as a joint venture between SGS Brazil and Geosol Geologia e Sondagens. SGS Geosol is certified according to the Brazilian Association of Technical Standards (ABNT) Brazilian National Standard (NBR) ISO 9001:2015 for chemical and geochemical analyses and by

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ABS Quality Evaluation INC (United States) which is accredited by the National Institute of Metrology, Standardization, and Industrial Quality (INMETRO) in Brazil.

The most recent analysis of laboratory performance was completed in partnership with VCE Consultoria Mineral (VCE), a Brazilian based mining consulting firm (VCE, 2019), and with focus on available alumina and reactive silica results from the Capiranga, Capiranga Central, Mauari, and Guaraná plateaus.

SLR reviewed the QA/QC analysis completed by VCE and has summarized the results in the succeeding sections.  SLR focused their review on Capiranga Central (2017, 2018) and Mauari (2014 to 2016) sample results, as the almost exhausted plateaus Capiranga and Guaraná are not currently included as Mineral Resources or Mineral Reserves at the Juruti Mine.

9.2.2	Duplicate Samples

QA/QC protocols at the Juruti Mine stipulate the inclusion of pulp and coarse duplicate sample monitoring.  These duplicates help to monitor preparation, assay precision, and grade variability as a function of sample homogenization and laboratory error at different stages of the preparation process (crushing and pulverizing). Coarse and pulp duplicate samples were collated by plateau and graphed by VCE (2019) in the following ways:

•

Half Average Relative Difference (HARD) versus cumulative frequency. This chart provides a good visual assessment of how many sample pairs have a HARD value above 10% (paired samples with HARD values above 10% may indicate lower precision of those pairs).

•	ABS (HARD) by batch. This is the absolute HARD value related to batches and is reviewed with a tolerance limit of 10%.
•	Mean versus ABS (HARD). This chart may indicate grade ranges in which there are more discrepant sample pairs.
•	Scatter plot of the original and duplicate samples.

SLR reviewed the graphs prepared by VCE and has replicated a selection of the graphs below to support SLR’s analysis of the results.

Figure 8‑2 compares HARD values for crushed and pulp duplicate pairs of available alumina and reactive silica results against cumulative frequency at the Capiranga Central plateau.  A total of approximately 80% and 90% of crushed and pulp duplicate pairs of available alumina results, respectively, report HARD values of 10% or less, representing good and very good repeatability for the crushed and pulp duplicate sample pairs.  Poorer repeatability is observed for reactive silica duplicate pair results where approximately 30% and 75% of crushed and pulp duplicate pairs, respectively, report HARD values of 10% or less.

Similar findings are observed in scatter plots of the results (not shown) where pulp sample pairs have better precision than coarse sample pairs for both analytes, and available alumina results show better precision than reactive silica results.  Precision was sometimes observed to have worse performance at low reactive silica (below 5%) and available alumina (below 40%) grade ranges, did not appear to follow temporal trends, and no bias was observed.

Similar findings (not shown) were observed in the graphs prepared by VCE for the other plateaus, including Mauari.

The results point towards low precision in the reactive silica and SLR recommends the geology team works with the Juruti Mine laboratory to investigate and improve performance.  SLR notes that many of the

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QA/QC results are outside of the current accepted tolerance limits and recommends Alcoa first work towards improved precision at the laboratory, through a combination of umpire laboratory tests, and collaboration with the Juruti Mine laboratory team to review and improve the preparation and analytical procedures in place, and to then modify tolerance limits to reference achievable precision.

A.Al2O3Crushed Duplicate Pairs	R.SiO2 Crushed Duplicate Pairs

A.Al2O3Pulp Duplicate Pairs	R.SiO2 Pulp Duplicate Pairs

Figure 8‑2: Capiranga Central Duplicate Pairs Plots of HARD vs Accumulated Frequency (modified from VCE, 2019)

9.2.3	Standard Samples

Results of the regular submission of reference material (standards) are used to identify issues with specific sample batches, and biases associated with the primary assay laboratory (Juruti Mine Laboratory).  Results of the standards were plotted in control charts, and failure rates, defined as a value reporting more than 10% from the expected value, were reviewed.

Expected values and accepted value ranges for reference material in place at Juruti Mine are listed in Table 8‑3 for available alumina (A.Al2O3) and reactive silica (R.SiO2).

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Table 8‑3: Expected Values and Ranges of Reference Material (Standards)

Standard	Parameter	Value	Std. Deviation	Minimum acceptable	Maximum acceptable
ITAK-1015	A.Al2O3	42.210	0.370	41.100	43.320
ITAK-1015	R.SiO2	5.400	0.150	4.950	5.850
ITAK-1016	A.Al2O3	43.270	0.580	41.530	45.010
ITAK-1016	R.SiO2	4.574	0.112	4.238	4.910
ITAK-1017	A.Al2O3	49.960	0.960	47.080	52.840
ITAK-1017	R.SiO2	2.370	0.100	2.070	2.670
ITAK-1018	A.Al2O3	39.270	0.440	37.950	40.590
ITAK-1018	R.SiO2	5.080	0.130	4.690	5.470
ITAK-1019	A.Al2O3	45.650	0.410	44.420	46.880
ITAK-1019	R.SiO2	6.180	0.220	5.520	6.840
ITAK-1020	A.Al2O3	50.200	0.320	49.240	51.160
ITAK-1020	R.SiO2	4.390	0.110	4.060	4.720

Control charts of A.Al2O3 and R.SiO2 standards at Capiranga Central, representing drilling campaigns in 2017 and 2018 were prepared by VCE and are reproduced in Figure 8‑3.  Each chart has a small number of isolated values far outside of the accepted range and show a slight to strong positive bias for both available alumina and reactive silica.  SLR agrees with VCE’s assessment that out-of-range values most likely represent sample mix-ups.

Reactive silica in standards ITAK (Brazilian chemical laboratory) 1016 and ITAK 1017 shows lower precision (more scatter) and a very high and consistent bias, more often than not above the accepted value range. Similar results were observed in control charts of Capiranga (2013-2017, 2019), and Mauari (2014-2016), which used standards ITAK-1018, ITAK-1019, and ITAK-1020 (results not shown).  In all cases, reactive silica results were more erratic and likely to be outside acceptable value ranges.

VCE did not plot the results of reference material sent to SGS, and SLR recommends reviewing these results in the context of SGS performance.  If a similar bias were to be present at SGS, SLR recommends testing samples at a tertiary laboratory and explore adjusting the expected value and acceptable range based on those findings.  If no bias was observed in reference material at SGS or the tertiary laboratory, SLR recommends working with the primary laboratory to resolve the bias.  SLR also recommends following up possible sample mix-ups in a timely manner and working with the laboratory to identity and resolve the lower precision observed in the low reactive silica standard results.

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ITAK 1015 A.Al2O3 (low)	ITAK 1015 R.SiO2 (high)

ITAK 1016 A.Al2O3 (moderate)	ITAK 1016 R.SiO2 (moderate)

ITAK 1017 A.Al2O3 (high)	ITAK 1017 R.SiO2 (low)

Figure 8‑3: Control charts of available alumina and reactive silica standards at Capiranga Central (2017 and 2018) (modified from VCE, 2019)

9.2.4	External Lab Check Assays

Submitting assays to a secondary laboratory helps to monitor bias at the primary laboratory.  The primary laboratory is the internal Juruti Mine Laboratory, owned and operated by Alcoa, while the secondary laboratory is SGS Geosol Laboratório Ltda, located in Minas Gerais state in Brazil, which is a certified

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laboratory for quality management and analytical techniques (ISO 14001-2015, ISO 9001-2015, ISO 17025 and ISO17025), independent of Alcoa.

Plots of HARD vs cumulative frequency (CF) and scatter plots of original and duplicate samples for both available alumina and reactive silica from the Capiranga Central plateau are shown in Figure 8‑4.

A.Al2O3 Check Assays HARD/CF Plot	R.SiO2 Check Assays HARD/CF Plot

A.Al2O3 Check Assay Scatter Plot	R.SiO2 Check Assay Scatter Plot

Figure 8‑4: Comparison of original and check assay results available alumina and reactive silica at Capiranga Central (modified from VCE, 2019).

In conflict with observations from the standard sample results, which show a high bias of available alumina and reactive silica, the check assay results point towards a slight low bias at the primary laboratory.  Results of submitted reference samples were not available to review, but SLR recommends reviewing reference sample performance of SGS submitted samples in this context. Results also show poor sample precision: approximately 30% of available alumina and 50% of reactive silica check assay pairs plot outside the acceptable tolerance limit of 10% HARD.

9.3	Sample Security

Alcoa uses acQuire™ software to manage all aspects of the drill hole database and acQuire™ is fully integrated between the Alcoa geology and laboratory departments. The information is entered into acQuire™ using direct entry by logging geologists and technical support team, through a combination of tables, bar codes, and digital scales.  These procedures limit the potential for manual interference or data entry errors. Figure 8‑5 shows the bar codes and digital scales in the core logging facility.

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Figure 8‑5:Bar codes and digital scale used in the sampling procedure.
9.4	Conclusions

The SLR QP makes the following conclusions with respect to the sample collection, preparation, analysis, and security, as well as the QA/QC measures in place at Juruti and supporting Alcoa’s drilling and sampling programs covering the Capiranga Central and Mauari plateaus:

•	Exploration sampling, preparation, and analyses are appropriate for the style of mineralization and are sufficient to support the estimation of Mineral Resources.
•

The analytical procedures used for the Alcoa Mineral Resource comprise part of conventional industry practice.  FTIR is not widely used yet in the bauxite industry but is becoming more widely accepted and applied to more operations. At Alcoa the method has been consistently applied successfully for a decade.

•	Sample and data security are consistent with industry best practice.
•

There is potentially a long-standing high bias in both reactive silica and available alumina analytical sample results at the primary laboratory, supported by the results of the reference sample analysis.  This observation is not consistent with observed results of the check assay program and additional analysis is required to confirm the bias.

•	Coarse and pulp duplicate pairs of reactive silica are currently not meeting the acceptance criteria designed by Alcoa.
•	Both available alumina and reactive silica check assay samples show poor precision between the Juruti Mine laboratory and secondary laboratory, SGS.
•

The QA/QC program as implemented by Alcoa has been helpful to identify problems with the primary analytical laboratory.  It is unclear whether the results of the QA/QC program are being used by Alcoa to support investigations and to improve procedures and results.

The SLR QP is not aware of what QA/QC work was completed by Alcoa to confirm the historical drilling results supporting the Mutum, Nhamundá, Santarém, and São Francisco plateaus. A comparison between auger and AC drill holes was however completed by Alcoa, as discussed in Section 9.1.

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9.5	Recommendations

The QP makes the following recommendations with respect to the sample collection, preparation, analysis, and security, as well as the QA/QC measures in place at Juruti Mine:

•

Develop a robust monthly QA/QC report, which includes a summary of performance and related actions to improve results as needed.  Plot results in temporal context and cross compare results across different plateaus and QA/QC sample types to confirm findings.  Create and implement an action plan to improve laboratory performance.

•	Develop and implement a robust QA/QC program for short term drill holes.
•	Develop a check assay protocol in which identical analytical procedures are used across laboratories.
•

Re-evaluate the observed high bias of all standards in the context of reference material analyzed at secondary laboratory SGS.  If a similar bias is present in reference material samples submitted to SGS, test samples at a tertiary laboratory and explore adjusting the expected value and acceptable range based on all findings.  If no bias is observed in reference material at SGS or the tertiary laboratory, work with the primary laboratory to resolve the bias.

•	Follow up possible sample mix-ups in a timely manner and monitor QA/QC results on a monthly basis.
•	Investigate and resolve the reason for the lower precision observed in the low reactive silica standard results.
•	Work with Juruti Mine laboratory and SGS to improve precision of coarse and pulp duplicate sample pairs.
•	Work towards Brazilian and/or international accreditation for quality management (such as ISO 9001) and analytical techniques (such as ISO 17025 or ISO 14000) at the onsite Juruti Mine laboratory.
•	Adopt in the physical laboratory the #14 mesh screen, for the new plateaus chemical analysis, to reproduce the plant process.

In the opinion of the QP, the sample preparation, security, and analytical procedures are adequate for the purposes of Mineral Resource estimation.

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10.0	Data Verification
10.1	Alcoa Verification Work
10.1.1	Verification of Historical Data

The acQuire system management was initially implemented as the official database at Juruti in 2011, however the data began to be migrated in 2014 and 2015. Before the acQuire implementation the database was managed through MS Excel and MS Access and the drill log information was typed. The historical data from Mutum, Nhamundá, Santarém and São Francisco plateaus are currently in the migration process, and the actual drilling data is being managed in acQuire system.

For the data that was already migrated to acQuire some check and validations were taken, such as a visual validation comparing logs and the database information, the sum of the oxides (ATG, STG, FEG, TIG and PPG) was calculated and validated, and other Excel tools were used for validation procedures.

Regarding with the accuracy and precision of the assays, the historical data do not have QA/QC, and the Alcoa staff conducted a study comparing AC and auger samples to identify and quantify the differences.

SLR received the chemical analysis certificates of the historical data for Mutum, Nhamundá, Santarém and São Francisco plateaus, signed by the technical responsible person from the laboratory, and reviewed the comparison made by Alcoa staff. The results are summarized below.

10.1.2	Comparison of Auger and Air Core Drilling Results

To quantify the difference between AC and auger samples, Alcoa staff developed a study in the Mauari plateau and generate two scenarios, one using only AC samples and another one using only auger samples. As the Mauari plateau does not have twin holes (Figure 9‑1: Mauari plateau with AC drill holes and historical data - well and auger (SLR, 2022).), the study was based on ordinary kriging (OK) results.

Figure 9‑1: Mauari plateau with AC drill holes and historical data - well and auger (SLR, 2022).

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In the most part of the plateau the AC and auger distribution are almost in the same regions, with a few exceptions in the southeast. The results obtained by Alcoa are shown in Table 9‑1 and demonstrates that there is a material difference for R.SiO2 and Global Mass Recovery (RCG) of 17 and 21% respectively.

Table 9‑1: Results from ordinary kriging for AC and auger samples (SLR, 2021).

	A.Al2O3 (%)	R.SiO2 (%)	RCG (%)
AC	46.88	4.11	72.73
Auger	46.37	3.51	59.97
Difference	1%	17%	21%

Alcoa staff state that there is a tendency to generate fines in auger drilling, as the RCG is much smaller (59.97%) against AC drill holes (72.73%). Furthermore, the R.SiO2 grade is underestimated using auger samples, again due to the fines generation when compared with AC.

No more information was sent regarding this study.

The SLR QP is of the opinion that Alcoa must develop a statistic and geostatistical study with twin holes (not more than one meter from the original auger or well), to calculate the real bias between methodologies for all the plateaus where the samples are from auger or wells. After that the QP can define correction factors or penalties for the biased variables.

10.2	SLR Site Verification Procedures

The SLR QP visited the Juruti Bauxite Mine from October 18 to October 21, 2021.  While on site, SLR held discussions with site personnel, visited an active mining area on the Capiranga Central plateau, an active exploration drill site at Mutum, and the drill core handling and storage facilities.  The SLR QP reviewed previously selected drill hole intercepts within several drill holes at each deposit and compared them against recorded lithology logging and assay results.  In addition, the SLR QP reviewed data collection, handling, storage, security, and QA/QC procedures. The SLR QP also visited the Juruti Mine Laboratory, including both the preparation and analysis locations, and reviewed sample processing and analytical procedures.

The SLR QP regards the geological and mineralization interpretations used to support Mineral Resource estimation consistent with the observed rock exposure and drill core, and the Alcoa geologists to have a good understanding of the geology and mineralization.

10.3	SLR Audit of the Drill Hole Database

Historical and Alcoa collected drill hole data was reviewed by SLR through several software-based validation routines to identify gaps, overlaps, anomalous or impossible values, duplicated information, and typos. The database showed good consistency and only eight missing intervals in Capiranga Central database and eleven missing intervals in Mauari were identified. These missing intervals have no material impact in the Mineral Resources estimate.

The SLR QP is of the opinion that database verification procedures for the Juruti site comply with industry standards and are adequate for the purposes of Mineral Resource estimation and for inclusion in the Technical Report Summary.

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11.0	Mineral Processing and Metallurgical Testing

The Juruti Bauxite Mine’s processing plant has been in operation since 2009 and uses a simple comminution and washing circuit to produce washed bauxite for shipping along with the unwashed bauxite (direct shipping or ore). The primary processing involved in this plant is removal of silt and clay (fine particles) from the ore and includes crushing, washing and wet screening.

11.1	Metallurgical test work
•	Metallurgical test work was completed on the samples collected from the Juruti project in two independent commercial laboratories in two separate programs:
•	2002 – JKTech, Australia
•	2007 - HDA Servicos S/C Ltda, Brazil

SLR understands that these laboratories have no association with Alcoa other than the commercial contract to complete the test work. SLR notes that these laboratories have good reputations in the mineral process industry and operate according to best practices, however, it is not known if they were certified by any standards association at the time of the test work.

The objective of the test work programs was to establish the comminution design parameters for use in the process plant design. Both test work programs have included the determination of the Bond ball mill work index (BWI) and Bond rod mill work index (RWI).

11.2	Test work samples

JKTech received nine samples representing three zones from three sample pits identified as Capiranga (Pit A), Guaraná (Pit B) and Mauari (Pit C). The three zones were identified as Massive bauxite, Transition bauxite and Ferruginous laterite. The samples were washed and screened in the lab to remove the -38µm fraction.

HDA Serviocs has received a single sample composed of three different size fractions (trommel oversize, +8 mm and +1.5 mm) in five separate bags. The contents of all five bags were homogenized in a single pile and then sub samples were obtained for test work.

SLR is unable to verify the source of these samples but is of the opinion that those samples were representative of the Juruti project mineralization at that time.

11.3	Comminution test work

JKTech completed the BWI and RWI determinations on washed +38 material. The closing screen sizes were 1.18 mm for the RWI and 300 µm for the BWI. The JKTech results are summarized in Table 10‑1.

HDA Serviocs completed the BWI determinations with three different closing screen sizes with the aim of generating a final product at P80=0.15 mm. The RWI determinations were conducted in two different closing screen sizes with the aim of generating a final product at P80= 0.70 mm. The HDA Servicos results are summarized in Table 10‑2 below.

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Table 10‑1: JKTech comminution results (JKTech, 2002)

Sample Pit	Sample zone	Bond work index (kWh/t)
		RWI	BWI
Capiranga (Pit A)	Massive Bauxite	9.26	11
	Transition Bauxite	10.2	10.5
	Ferruginous Bauxite	10.2	10.6
Guaraná (Pit B)	Massive Bauxite	10.5	11
	Transition Bauxite	10.1	10.1
	Ferruginous Bauxite	10.1	10.1
Mauari (Pit C)	Massive Bauxite	10.3	8.69
	Transition Bauxite	9.22	9.07
	Ferruginous Bauxite	10.1	10.3

Table 10‑2: HDA Servicos comminution results (HDA Servicos, 2007)

Closing screen size (mm)	Bond work index (kWh/t)
	RWI	BWI
1.190	9.78	-
1.190	9.68	-
0.840	9.12	-
0.425	-	9.5
0.300	-	10.1
0.212	-	9.1

The test work results shown in Table 10‑1 and

Table 10‑2 indicate that the ore is moderately hard and can be ground to the required product sizes without any challenges.

The SLR QP is of the opinion that the data derived from testing activities described above is adequate for the purpose of this TRS because the mine has operated since 2009. Further, the process flowsheet is straightforward and includes comminution and washing circuits alone. It is important to note that such a simple flowsheet design does not need significant test work inputs other than the comminution results. The comminution results can be used for the initial mill sizing and ongoing benchmarking exercises.

The SLR QP notes that the test work included only the comminution test work and was not related to recovery predictions. However, the plant has been operating for more than 10 years and consistent

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operating data is available to support the plant recoveries and product grades. The operating data demonstrates that the recovery of 75% with a final product specification having 47.5% of available alumina content (A.Al2O3) and 4.1% of reactive silica (R.SiO2) content is achieved consistently in the plant. This means the product has consistently met refinery specifications without any deleterious elements. Based on this, and the additional information about the mine plan provided by Alcoa, it is reasonable to assume that the ore from Juruti operations can be economically processed for the next 10 years.

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12.0	Mineral Resource Estimates
12.1	Summary

The Mineral Resource estimate for the Juruti Bauxite Mine, as of December 31, 2021, was completed by the Alcoa’s Brazil staff and audited and adopted by SLR.  Mineral Resources estimated are based on the following drill hole information for each plateau:

•	932 AC drill holes totalling 15,594 m at Capiranga Central,
•	856 AC drill holes totalling 14,023 m at Mauari,
•	473, 214, and 387 auger drill holes at Mutum, Santarém, and São Francisco, respectively, for a total of 13,964 m, and
•	284 auger, well, and AC drill holes at Nhamundá for a total of 3,966 m.

Mineralization domains representing plateau stratigraphy are defined using interval lithology classifications based on chemical ranges were created using GeoLogic™ software. Block model estimates for six discrete areas were completed within Isatis™ software, using 0.5 m top and bottom cut composites and ordinary kriging (OK) in a four-pass approach which used increasingly larger search ellipses and relaxed composite criteria within regular block models of 50 m x 50 m x 0.5 m.

Mineral Resources were classified in accordance with the definitions for Mineral Resources in S-K 1300.  Class assignment was based on Risk Index (RI) criteria, which involved assigning blocks a RI based on uncertainty related to ore zone volume, grades, and metal content and estimated using indicator kriging and conditional simulation techniques.  Some post processing of classification assignment was performed to remove isolated and fringe blocks.  The Mutum, Santarém, and São Francisco plateaus were restricted to a classification of Indicated Resources and Inferred Resources to account for both the wider spacing of drill holes and lower quality sample information captured from well and auger drill holes. The Nhamundá plateau is limited to a classification of Inferred to account for both the wider spacing of drill holes and lower quality sample information captured from auger and well drill holes.

Wireframe and block model validation procedures including wireframe to block volume confirmation, statistical comparisons with composite and nearest neighbor (NN) estimates, swath plots, visual reviews in 3D, cross section, and plan views, as well as cross software reporting confirmation in Python were completed for all deposits by SLR.  SLR’s main validation work focused on the Capiranga Central and Mauari plateaus, which are the only plateaus at the Juruti Bauxite Mine with estimated Mineral Reserves in addition to Mineral Resources.

Mineral Resources are constrained to a 50 m offset distance from each plateau limit and to blocks meeting a pit discard cut-off value of the mining related costs. A benefit calculation is applied to determine whether a block is economically viable whereby benefit is the revenue less mining related costs.

The criteria for the benefit calculation were developed using a long-term bauxite price of US$35.33/t (wet base), a R$:US$ exchange rate of R$5.34:US$1.00, mining related costs, and considering 100% metal recovery for the washed and unwashed material. The Mineral Resources bauxite price is defined as 30% higher than the Mineral Reserves bauxite price. The Mineral Reserves bauxite price is based on contracts between Juruti Mine and Alumar Refinery (Alcoa), since 90% of the bauxite production is shipped to this

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refinery. The contract is reviewed annually and is based on factors relating to internal and external demand for bauxite, as well as bonus and penalties depending on the product quality.

The transfer price mechanism from Juruti to Alumar is determined by a weighted-average price of the previous year’s third-party sales. For example, the 2021 internal transfer price from Juruti to Alumar will be the weighted-average price of 2020 third-party sales.

A summary of the Mineral Resources exclusive of Mineral Reserves for the Juruti Bauxite Mine is shown in Table 11‑1. The estimate is presented on a 100% ownership basis to AWAC for consolidated report purposes although Alcoa’s share is 60%.

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Table 11‑1: Summary of Juruti Bauxite Mine Mineral Resources – December 31, 2021

Bauxite Product	Washed Bauxite			Unwashed Bauxite			Washed + Unwashed Bauxite
Classification	Tonnage (M dmt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (M dmt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (M dmt)	A.Al2O3 (%)	R.SiO2 (%)
Measured	5.27	44.66	5.45	0.38	42.83	3.02	5.66	44.53	5.28
Indicated	56.97	45.39	4.47	1.62	43.53	2.82	58.59	45.34	4.42
Measured + Indicated	62.24	45.33	4.55	2.00	43.40	2.86	64.24	45.27	4.50
Inferred	562.75	45.70	4.72	1.04	43.42	2.71	563.79	45.69	4.72

Notes:

2.	The definitions for Mineral Resources in S-K 13000 were followed.
1.

Mineral Resources are estimated using a long-term bauxite price of US$35.33 per tonnes (wet base), and a R$:US$ exchange rate of R$5.34:US$1.00, considering 100% of metal recovery for the washed and unwashed material.

2.	Mineral Resources are estimated at a pit discard cut-off value based on a benefit calculation that determines whether a block is economically viable.
3.	There is no minimum mining width for Mineral Resources.
4.	Bulk density is interpolated or assigned and averages 1.30 t/m3.
5.	Mineral Resources are exclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability.
7.	Mineral Resources are stated on a 100% ownership basis for AWAC for consolidated reporting purposes although Alcoa’s share is 60%.
8.	Numbers may not add due to rounding.

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The SLR QP reviewed the Mineral Resources assumptions, geological modelling and estimation workflows, data consistency and reporting procedures, and is of the opinion that the Mineral Resource estimate is appropriate for the style of the mineralization, and that the block model is reasonable and acceptable to support the December 31, 2021 Mineral Resource estimate.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Sections 1.0 and 23.0 of this report, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

12.2	Resource Database

The Juruti Bauxite Mine database includes collar, lithology, stratigraphy, and assay information for exploration AC drill holes within the Mauari and Capiranga Central plateaus, historical auger drilling within the Mutum, Santarém, and São Francisco plateaus and AC drill holes, auger drill holes and wells for Nhamundá plateau (Figure 11‑1).  All drill holes are vertical and short, as is appropriate to capture the flat lying and relatively shallow mineralization defining the plateaus, and downhole surveys are not taken or needed.

Figure 11‑1: Drill hole Type by Plateau at Juruti mine (SLR, 2021)

The Table 11‑2 summarizes the database information related to the Juruti plateaus.

Table 11‑2: Summary of the database for Juruti plateaus

Plateau	Drill holes	Total depth (m)	Total number of samples
Capiranga Central	932	15,594.04	15,708
Mauari	856	14,023.74	9,859
Mutum	473	6,586.41	5,604
Nhamundá	284	3,364.33	3,966

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Plateau	Drill holes	Total depth (m)	Total number of samples
Santarém	214	3,681.10	2,555
São Francisco	387	7,369.65	5,805
Total	3,146	50,619.27	43,497

Grade control drill holes at Capiranga Central and Mauari are not included in the Mineral Resource database or workflow due to differing sampling and quality management protocols.  SLR recommends investigating whether and how these drill holes can be incorporated into future estimations at the Mine.  SLR supports Alcoa’s exploration plan to replace auger drill holes at Mutum, Nhamundá, Santarém, and São Francisco with AC drill holes.

Table 11‑3 summarizes the columns in the assay file.

Table 11‑3: Summary of the columns in the assay file

Variable	Description	Variable	Description
HOLEID	Drill hole name	FE3	Total Iron - washed - mesh +400# (%)
SAMPFROM	DH from (m)	TI3	Total Titanium - washed - mesh +400# (%)
SAMPTO	DH to (m)	PP3	LOI - washed - mesh +400# (%)
LITO	Described lithotype (log)	ATB	Total Alumina - unwashed (%)
LITOQ	Chemical lithotype (calculated)	AAB	A.Al2O3 - unwashed (%)
LITOM	Interpreted lithotype (final)	STB	Total Silica - unwashed (%)
DENS	Dry density	SRB	R.SiO2 - unwashed (%)
UMID	Humidity (%)	FEB	Total Iron - unwashed (%)
RC1	Mass recovery - washed - mesh +20# (%)	TIB	Total Titanium - unwashed (%)
AT1	Total Alumina - washed - mesh +20# (%)	PPB	LOI - unwashed (%)
AA1	A.Al2O3 - washed - mesh +20# (%)	CFP	Channel = 10; DH = 20; Pit = 30
ST1	Total Silica - washed - mesh +20# (%)	LPCP	Long Term = 1; Short Term = 2
SR1	R.SiO2 - washed - mesh +20# (%)	DATER	Analysis Date
FE1	Total Iron - washed - mesh +20# (%)	SEAM	Interpreted lithotype (final)
TI1	Total Titanium - washed - mesh +20# (%)	ESTEQG-1	Sum of total oxides washed + 20#
PP1	LOI - washed - mesh +20# (%)	ESTEQG-3	Sum of total oxides washed -20# + 400#
RC3	Mass recovery - washed - mesh - 20# +400# (%)	ATG	Global Total Alumina - washed (%)
AT3	Total Alumina - washed - mesh - 20# +400# (%)	STG	Global Total Silica - washed (%)
AA3	A.Al2O3a- washed - mesh - 20# +400# (%)	FEG	Global Total Iron - washed (%)
ST3	Total Silica - washed - mesh - 20# +400# (%)	TIG	Global Total Titanium - washed (%)
SR3	R.SiO2 - washed - mesh - 20# +400# (%)	PPG	Global LOI - washed (%)

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For the estimation of Mineral Resources and Mineral Reserves, three calculated variables were created to represent the total washed material:

•	Global Available Alumina (A.Al2O3): AAG (%) = ((RC1*AA1) + (RC3*AA3)) / (RC1 + RC3)
•	Global Reactive Silica (R.SiO2): SRG (%) = ((RC1*SR1) + (RC3*SR3)) / (RC1 + RC3)
•	Global Mass Recovery: RCG (%) = RC1 + RC3

These calculated variables are referred to as Key Economic Variables (KEVs) throughout the report and represent the variables of focus during SLR’s audit work.

The location of the drill holes for Capiranga Central and Mauari deposits are shown in Figure 11‑2 and Figure 11‑3.

Figure 11‑2: Capiranga Central drill hole collar locations (SLR, 2021)

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Figure 11‑3: Mauari drill hole collar locations (SLR, 2021)

12.3	Geological Interpretation

The geological wireframes were generated using GeoLogic™ software. The methodology consists of creating contiguous contact surfaces for each lithology, using the variable LITOM, post-processed to consider the chemical ranges as defined in the LITOQ column and shown in Table 11‑4 below. This is subsequently visually re-classified to create a single interval of each geological layer in each drill hole, expressed in the LITOM column. Figure 11‑4 shows the LITOQ classification according to AAG, SRG and RCG.

Table 11‑4: Chemical limits used to define LITOQ for the Capiranga Central and Mauari plateaus

Lithological Domain	Code	A.Al2O3	R.SiO2	Fe2O3
Yellow clay	20	-	-	-
Non-economic nodular bauxite	30	<45%	>8%	<20%
Economic nodular bauxite	35	≥45%	≤8%	≤20%
Laterite	40	<35%	-	>34%
Bauxite	50	≥35%	≤8%	≤34%
Red clay	60	-	>8%	-

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Figure 11‑4: Ternary charts of lithologies for Capiranga Central and Mauari plateaus (SLR, 2021).

Table 11‑5 shows the differences between the number of LITO, LITOQ and LITOM sample classification in the bauxite layer for the Capiranga Central and Mauari plateaus.

Table 11‑5: Bauxite sample classifications according to LITO, LITOQ and LITOM.

Plateau	LITO	LITOQ	LITOM
Capiranga Central	6,646	4,551	4,479
Mauari	4,363	3,462	4,098

To generate the geological surfaces, the interval’s contact between lithologies is used, stacked from the bottom-up. This way the stratigraphy is honored and if a lithology does not occur in the drill hole, curvature points are created, preferably along the pre-existent drill holes, to suppress this interval.

The top surface of the yellow clay and bottom surface of red clay have some differences in the interpolation. The top surface of yellow clay coincides with the topography, that was acquired from LiDAR campaigns, and to get a better detail, the LiDAR information was used in conjunction with the drill hole coordinates and elevations. The red clay layer is typically used as an indicator to inform the base of drilling and sampling, and the majority of drill holes do not cross this layer. To create the bottom surface of red clay, points are generated one meter below the end of the drill holes. The surface is interpolated using these points, which also represents the bottom limit of the block models. The lateral extent of the layers are the limits of the plateaus, as a 90° vertical limit, that are established in agreement with the Certification of Plateau Border (Figure 11‑5).

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Figure 11‑5: Plateaus limits of the Juruti operation (Alcoa, 2022).

Figure 11‑6 and Figure 11‑7 shows example geological sections of the Capiranga Central and Mauari plateau models.

Figure 11‑6: Capiranga Central geological section. Vertical exaggeration: 10x (SLR, 2021)

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Figure 11‑7: Mauari geological section. Vertical exaggeration: 10x (SLR, 2021)

The SLR QP reviewed the top and bottom bauxite wireframes and is of the opinion that the continuity of the mineralization wireframes could be improved in some areas. In localised areas of the deposit where the drill hole spacings is wider, apparent pinch-outs (thinning) of the bauxite layer are observed without support. The bauxite layer may in fact be laterally continuous across these areas, although in the SLR QPs’ opinion, without drilling in these areas, this approach to geological modelling is conservative. There are isolated instances across the deposit of individual drillholes indicating a lack of bauxite mineralization, which supports the conservative approach taken at this stage.

12.4	Resource Assays and Compositing

All statistical data analysis procedures, including compositing, were performed in Isatis™ software. Regular length composites of 0.5 m were created, broken by LITOM lithology, with the last sample discarded if less than 0.25 m.

Histograms of sample lengths for the Capiranga Central and Mauari plateaus are shown in Figure 11‑8 and Table 11‑6 shows basic statistics for non-composited and composited intervals of KEVs within the bauxite layer of each plateau.

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Capiranga Central	Mauari

Sample Length (m)	Sample Length (m)

Figure 11‑8: Histogram of raw sample lengths for the Capiranga Central and Mauari plateaus (SLR, 2021).

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Table 11‑6: Statistics for non-composited and composited samples of the bauxite layer (all plateaus).

	Bauxite layer - Non-Composited[1]									Bauxite layer – Composited[1]
	Variable	Count	Mean	STD	Min	25%	50%	75%	Max	Count	Mean	STD	Min	25%	50%	75%	Max
Cap. Central	AAG (%)	4479	47.41	5.02	15.39	44.23	47.87	51.03	58.48	3675	47.49	4.62	23.21	44.59	47.80	50.89	58.01
	SRG (%)	4479	4.05	2.40	0.10	1.97	3.64	5.79	13.39	3675	4.01	2.32	0.20	2.01	3.65	5.72	13.16
	RCG (%)	4479	77.14	11.36	20.65	69.00	79.47	86.56	99.97	3675	77.30	10.65	28.49	69.42	79.22	86.17	97.23
	Length (m)	4479	0.41	0.07	0.25	0.37	0.40	0.50	0.70	3983	0.46	0.10	0.01	0.50	0.50	0.50	0.50
	DENS (g/t)	4475	1.30	0.20	0.55	1.16	1.30	1.43	2.39	3671	1.30	0.18	0.71	1.17	1.30	1.42	2.11
Mauari	AAG (%)	4097	46.76	4.99	19.42	43.70	47.20	50.22	60.57	3851	46.78	4.83	19.42	43.72	47.16	50.15	60.57
	SRG (%)	4097	4.39	2.19	0.03	2.44	4.49	6.23	14.30	3851	4.37	2.15	0.03	2.48	4.47	6.15	13.29
	RCG (%)	4098	72.72	14.90	21.61	62.87	76.06	84.83	95.91	3851	73.10	14.33	21.61	63.52	76.19	84.77	95.91
	Length (m)	4098	0.47	0.06	0.08	0.42	0.50	0.50	0.67	4173	0.46	0.10	0.01	0.50	0.50	0.50	0.50
	DENS (g/t)	4098	1.29	0.17	0.65	1.18	1.29	1.40	2.14	3852	1.29	0.16	0.71	1.18	1.29	1.40	1.99
Mutum	AAG (%)	2303	42.73	6.93	15.30	38.59	43.79	47.72	57.50	2294	42.77	6.75	20.94	38.58	43.78	47.65	57.49
	SRG (%)	2303	5.60	2.63	0.10	3.67	5.60	7.43	14.90	2294	5.63	2.60	0.10	3.72	5.61	7.42	14.90
	RCG (%)	2305	52.89	12.61	21.09	43.44	53.93	61.83	97.56	2294	52.81	12.39	21.09	43.74	53.76	61.64	97.56
	Length (m)	2305	0.49	0.04	0.20	0.50	0.50	0.50	0.80	2338	0.49	0.06	0.10	0.50	0.50	0.50	0.50
	DENS (g/t)	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---
Nhamundá	AAG (%)	1521	45.31	6.40	16.73	42.35	46.52	49.70	57.15	1513	45.34	6.15	16.73	42.35	46.46	49.66	57.15
	SRG (%)	1521	5.80	2.71	0.49	3.70	5.62	7.75	13.35	1513	5.80	2.66	0.65	3.72	5.64	7.72	13.18
	RCG (%)	1521	64.22	16.11	11.05	54.23	67.11	77.28	94.76	1513	64.25	15.71	11.72	54.03	66.83	77.18	94.76
	Length (m)	1521	0.50	0.05	0.30	0.50	0.50	0.50	0.75	1571	0.48	0.07	0.05	0.50	0.50	0.50	0.50
	DENS (g/t)	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---
Santarém	AAG (%)	845	42.62	6.96	20.21	38.26	43.53	48.12	57.32	845	42.66	6.87	20.21	38.38	43.54	48.02	56.29
	SRG (%)	845	5.96	2.39	0.41	4.33	5.92	7.60	13.95	845	5.96	2.37	0.41	4.38	5.92	7.58	13.95
	RCG (%)	845	50.78	12.50	9.93	41.07	51.58	59.99	80.31	845	50.71	12.26	14.34	41.48	51.23	59.87	80.31
	Length (m)	845	0.50	0.05	0.20	0.50	0.50	0.50	0.80	872	0.48	0.07	0.10	0.50	0.50	0.50	0.50
	DENS (g/t)	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---

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	Bauxite layer - Non-Composited[1]									Bauxite layer – Composited[1]
	Variable	Count	Mean	STD	Min	25%	50%	75%	Max	Count	Mean	STD	Min	25%	50%	75%	Max
São Francisco	AAG (%)	2832	45.55	6.94	20.37	42.18	46.82	50.54	59.00	2818	45.57	6.63	20.37	42.32	46.77	50.33	58.97
	SRG (%)	2832	4.32	2.54	0.10	1.99	4.34	6.18	16.61	2818	4.33	2.49	0.10	2.08	4.35	6.15	16.61
	RCG (%)	2839	54.94	14.48	15.08	43.24	56.25	66.82	87.93	2818	54.82	14.07	15.08	43.16	56.40	66.21	87.04
	Length (m)	2839	0.49	0.05	0.30	0.50	0.50	0.50	0.70	2914	0.48	0.07	0.10	0.50	0.50	0.50	0.50
	DENS (g/t)	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---	---

Notes:

1.

For Capiranga Central and Mauari the statistics correspond to the AC drill holes. For Mutum, Santarém and São Francisco plateaus, the statistics correspond to auger samples. Statistics for the Nhamundá plateau included data from AC, wells, and auger holes to enable a comparison between non-composited and composited data for the entire plateau.

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The compositing routine executed by Alcoa resulted in a 2% or 2.7% decrease in sample length at Capiranga Central and Mauari, respectfully. SLR is of the opinion that this information loss does not affect the integrity of the Mineral Resource estimate.

Histograms of composited KEV at Capiranga Central and Mauari are shown in Figure 11‑9.

Capiranga Central

Mauari

Figure 11‑9: Histograms of composited KEVs for Capiranga Central and Mauari plateaus (SLR, 2021)

12.5	Treatment of High-Grade Assays
12.5.1	Capping Levels

Alcoa performs a treatment for high and low grades based on the first and 99th percentile (P1-P99), (Figure 11‑10), or the fifth and 95th percentile (P5-P95), referred to a low cuts and top cuts. In most cases, P1-P99 is used but depending on the situation, P5-P95 is used. The values are defined for each variable directly in the neighborhood definition parameters in Isatis™ software.

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Figure 11‑10: Probability plot with the delimitation of P1 and P99, (Alcoa, 2021)

The top cuts and low cuts are calculated for all the main variables for the Capiranga Central and Mauari plateaus, and limited to AA1, AA3, SR1, SR3, RC1, and RC3 variables for the other plateaus, as demonstrated in the Table 11‑7.  Top cut values are further restrained during interpolation through restricted search ellipse dimensions.

Table 11‑7: Top and low cuts used for the Juruti plateaus.

	Variable	Top cut	Low cut	Distance			Top cut	Low cut	Distance
Capiranga Central	AA1 (%)	56.44	35.56	40	Nhamundá	AA1 (%)	54.32	26.37	100
	AA3 (%)	56.02	32.95	40		AA3 (%)	53.25	22.01	100
	AAG (%)	56.18	36.56	40		AAG (%)	---	---	---
	SR1 (%)	8.88	0.58	40		SR1 (%)	12.45	0.89	100
	SR3 (%)	10.29	0.54	40		SR3 (%)	10.83	0.58	100
	SRG (%)	8.14	0.62	40		SRG (%)	---	---	---
	RC1 (%)	82.66	24.49	40		RC1 (%)	82.61	13.8	100
	RC3 (%)	37.67	6.13	40		RC3 (%)	21.51	0.54	100
	RCG (%)	93.45	55.02	40		RCG (%)	---	---	---
	DENS (g/t)	1.73	0.89	40		DENS (g/t)	---	---	---
Mauari	AA1 (%)	57.41	27.31	100	Santarém	AA1 (%)	54.4	23.15	100
	AA3 (%)	55.86	31.95	100		AA3 (%)	55.79	24.1	100
	AAG (%)	56.74	34.5	100		AAG (%)	---	---	---
	SR1 (%)	9.82	0.625	100		SR1 (%)	14.3	1.1	100
	SR3 (%)	9.94	0.53	100		SR3 (%)	10.7	0.8	100
	SRG (%)	8.31	0.6	100		SRG (%)	---	---	---
	RC1 (%)	79.5	7.05	100		RC1 (%)	54.9	6	100
	RC3 (%)	41.33	8.07	100		RC3 (%)	37.06	7.3	100
	RCG (%)	99.33	34.72	100		RCG (%)	---	---	---
	DENS (g/t)	1.7	0.93	100		DENS (g/t)	---	---	---
Mutum	AA1 (%)	55.4	23.5	100	São Francisco	AA1 (%)	56.32	23.5	50
	AA3 (%)	55.3	22	100		AA3 (%)	56.78	26.1	50
	AAG (%)	---	---	---		AAG (%)	---	---	---
	SR1 (%)	13.9	0.46	100		SR1 (%)	12.7	0.2	50
	SR3 (%)	9.6	0.3	100		SR3 (%)	10.3	0.22	50
	SRG (%)	---	---	---		SRG (%)	---	---	---
	RC1 (%)	56.34	6.27	100		RC1 (%)	54.93	2.6	50
	RC3 (%)	39.68	5.92	100		RC3 (%)	41.8	8.03	50
	RCG (%)	---	---	---		RCG (%)	---	---	---
	DENS (g/t)	---	---	---		DENS (g/t)	---	---	---

The data present in table above correspond to the drilling methodology used in each plateau, that is AC drill holes in Capiranga Central and Mauari plateaus, auger in Mutum, São Francisco and Santarém plateaus and AC, auger and well for Nhamundá plateau.

Figure 11‑11 shows probability plots comparing capped and uncapped KEV composites at Capiranga Central and Mauari and illustrates that the values defined for top and low cuts are not in a natural break within the distributions. In some cases, e.g., RCG for Mauari plateau (lower-right) and SRG for Capiranga Central plateau (upper-middle), more than 5% or 10% of the distribution is being re-classified to a small range. This is an important change in the distribution that directly impacts the variability and estimate.

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Figure 11‑11: KEV probability plots of original (orange) and capped (blue) composited values for Capiranga Central (top) and Mauari (bottom) plateaus, (SLR, 2021)

SLR recommends reviewing whether grade restriction through low and top cutting is warranted, and refining the methodology to ensure that the delimiting values represent true outlier data.  The impact of the current approach may be that areas reflecting either low or high values of economic and deleterious elements, as well as wash recovery values are underrepresented in the block model.

12.6	Trend Analysis
12.6.1	Variography

Variograms are calculated for all estimated variables. The variograms developed usually have two structures and are calculated using the composited samples. Figure 11‑12 shows KEV variograms for the Capiranga Central and Mauari plateaus.

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Figure 11‑12: AAG, SRG and RCG variograms for Capiranga Central (top) and Mauari (bottom), (Alcoa, 2021)

Table 11‑8 and Table 11‑9 show the variogram fitting parameters for all the variables for the Capiranga central and Mauari plateaus.

Table 11‑8: Variogram parameters for the Capiranga Central Plateau.

Variable	Azimuth	Nugget	Sill 1	Sill 2	Structure 1 (m)			Structure 2 (m)
					Horizontal		Vertical	Horizontal		Vertical
AA1	90	2	15.9	6.8	190	190	1.3	2400	1450	2.3
AA3	90	1.1	17.1	12.2	250	250	1.4	3600	2300	2.6
AAB	90	4.5	32.5	22.2	250	210	1.7	2700	1550	3.4
AAG	90	1.8	13.2	6.3	200	200	1.3	2200	1400	2
ATB	90	1.2	15.4	3.25	190	190	1.2	1300	900	2.8
ATG	90	1.3	12.1	3.2	240	260	1.6	2600	2000	2.1
DENS	90	0.005	0.014	0.014	220	200	2	3100	2100	2.9
FEB	90	5	29.5	13.2	190	180	2.5	2800	2300	2.2
FEG	90	3.09	28.79	7.61	240	260	1.6	2600	2000	2.1
PPB	90	0.6	4.6	1.9	160	160	1.4	1800	1200	3.2
PPG	90	0.32	2.95	0.78	240	260	1.6	2600	2000	2.1
RC1	90	1	96.5	77	230	210	2	8200	7200	0

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Variable	Azimuth	Nugget	Sill 1	Sill 2	Structure 1 (m)			Structure 2 (m)
					Horizontal		Vertical	Horizontal		Vertical
RC3	90	0.01	28	22	250	250	3.5	6000	3900	2.9
RCG	90	5	54.4	38	210	210	2.3	3800	2900	2.6
SR1	90	0.01	2.5	3.55	200	200	3	3400	2600	3
SR3	90	0.01	2.4	3.5	230	210	4.5	3300	2200	5
SRB	90	0.01	11.4	15.4	220	220	3.2	3600	2300	3
SRG	90	0.01	2.1	3.25	230	200	3.5	3300	2450	3
STB	90	0.10	14.5	19.6	200	190	3.5	3800	2300	3
STG	90	0.49	4.53	1.20	240	260	1.6	2600	2000	2.1
TIB	90	0.005	0.017	0.006	150	150	1.1	2900	1900	4.3
TIG	90	0.002	0.017	0.005	240	260	1.6	2600	2000	2.1
UMID	90	0.8	5.2	2.45	200	200	2.2	2500	2200	2.4

Table 11‑9: Variogram parameters for the Mauari Plateau.

Variable	Azimuth	Nugget	Sill 1	Sill 2	Structure 1 (m)			Structure 2 (m)
					Horizontal		Vertical	Horizontal		Vertical
AA1	50	1.5	26.3	7.3	350	350	1.45	5000	2500	3.5
AA3	50	1.5	18.9	6.7	250	200	1.2	2600	2300	2.7
AAB	50	1.5	47.5	22	300	150	2.3	4000	2900	4.5
AAG	50	1.5	17.4	4.4	200	210	1.4	2300	1700	2.15
ATB	50	1.5	17.4	4.2	220	220	1.2	1500	1000	2.1
ATG	50	1.5	14.6	3.8	220	220	1.4	5000	2900	2.8
DENS	50	0.007	0.014	0.006	250	230	0.9	4800	3000	2.7
FEB	50	5	30.6	12	400	220	1.3	6000	3000	4.2
FEG	50	5	27	14	300	280	1.7	5000	3800	2.5
PPB	50	0.6	5.35	2	270	250	1.8	1900	1250	2
PPG	50	0.3	3.29	0.72	280	250	1.5	2800	2100	3.8
RC1	50	0.01	145	195	270	270	2.8	8500	6400	2
RC3	50	0.01	29.2	30	350	330	3	4000	3500	0
RCG	50	0.01	100	105	152	165	2	5000	4200	2
SR1	50	0.1	2.8	2.8	270	280	1.9	4400	5700	2
SR3	50	0.1	2.7	2.05	280	310	4.85	4900	6500	0
SRB	50	0.1	15.5	14.5	300	250	2	5200	6200	2
SRG	50	0.1	2.25	2.25	250	250	2.1	4200	5200	2
STB	50	0.1	20.18	18	300	300	2	5500	7000	0
STG	50	0.1	3.45	3.85	280	300	2.2	5000	8000	0
TIB	50	0.03	0.225	0.035	140	190	0.5	1200	1800	1.6
TIG	50	0.02	0.1	0.11	250	250	2.5	3500	3200	3.2
UMID	50	0.1	6.8	4.05	280	280	2.1	6000	4800	0

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12.7	Search Strategy and Grade Interpolation Parameters

To define the search strategy for the plateaus, Alcoa performed an extensive study to define the best parameters related to the search ellipse size, octant search restriction, and the number of composites to be used in each interpolation pass in order to minimize smoothing and to improve validation results.

Table 11‑10 lists the estimated variables at Capiranga Central and Mauari plateaus and details of the resultant four-pass interpolation approach, which used increasingly larger search ellipses and relaxed composite criteria in the fourth pass is shown in Table 11‑.

Table 11‑10: Summary of estimated variables at Capiranga Central and Mauari

Variable	Description	Variable	Description
AA1	A.Al2O3- washed - mesh +20# (%)	RC1	Mass recovery - washed - mesh +20# (%)
AA3	A.Al2O3a- washed - mesh - 20# +400# (%)	RC3	Mass recovery - washed - mesh - 20# +400# (%)
AAB	A.Al2O3- unwashed (%)	RCG	Global Mass Recovery (%) (calculated)
AAG	A.Al2O3- washed (%) (calculated)	SR1	R.SiO2 - washed - mesh +20# (%)
ATB	Total Alumina - unwashed (%)	SR3	R.SiO2 - washed - mesh - 20# +400# (%)
ATG	Global Total Alumina - washed (%)	SRB	R.SiO2 - unwashed (%)
DENS	Dry density	SRG	Global Reactive Silica (%) (calculated)
FEB	Total Iron - unwashed (%)	STB	Total Silica - unwashed (%)
FEG	Global Total Iron - washed (%)	STG	Global Total Silica - washed (%)
PPB	LOI - unwashed (%)	TIB	Total Titanium - unwashed (%)
PPG	Global LOI - washed (%)	TIG	Global Total Titanium - washed (%)
		UMID	Humidity (%)

All other plateaus were estimated using a similar approach, with flat, increasingly larger search ellipses and relaxed composite criteria in a multi-pass OK interpolation workflow. Density was assigned at 1.3 t/m3.

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Table 11‑11: Estimation parameters for the Capiranga Central and Mauari Plateaus

	Pass 1		Pass 2		Pass 3		Passes 1, 2 and 3				Pass 4
Plateau	Major	Semi-major	Major	Semi-major	Major	Semi-major	Vertical[1]	Min Samples	No. Sectors	Opt per sector[23]	Major	Semi-major	Vertical	Min samples	No. sectors	Opt per sector
Capiranga Central	300	230	600	450	900	675	1 / 1.5	3	4	3 / 6	1500	1500	2	1	4	3 / 6
Mauari	585	450	1200	900	2500	1900	1 / 1.5	3	4	2 / 6	5200	5200	2	1	4	2 / 6

Notes:

1.	Vertical search is 1 m for pass 1 and 2, and 1.5 m for pass 3
2.	Opt per sector is 6 for all variables except ATG, FEG, PPG, STG, and TIG, which is 3.
3.	Opt per sector is 6 for all variables except ATG, FEG, PPG, STG, and TIG, which is 2.

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12.8	Block Models

Block model specifications by plateau is shown in Table 11‑12.  Individual block model dimensions cover each plateau without overlap.  The Nhamundá block model represents a combination of several models designed to best reflect available data locally.

Table 11‑12: Block model specifications.

Plateau	Axis	Origin	No. Blocks	Block Size	Rotation
Capiranga Central	X	599000	263	50	0
	Y	9718300	150	50	0
	Z	77	110	0.5	0
Mauari	X	573400	234	50	0
	Y	9723900	206	50	0
	Z	65	105	0.5	70°
Mutum	X	573050	727	50	0
	Y	9703850	284	50	0
	Z	75	150	0.5	0
Nhamundá[1]	X	506400	837	50	0
	Y	9770800	116	50	0
	Z	60	240	0.5	0
Santarém	X	623300	659	50	0
	Y	9720350	373	50	0
	Z	90	204	0.5	0
São Francisco	X	608000	410	50	0
	Y	9714000	310	50	0
	Z	70	190	0.5	0

Notes:

1.	This is the information of the combined block models
12.9	Cut-off Grade

Mineral Resources are constrained to a 50 m offset distance from each plateau limit and are estimated at a pit discard cut-off value. A benefit calculation is applied to determine whether a block is economically viable.

The criteria for the Mineral Resources were developed using:

•	A long-term bauxite price of US$35.33/t (wet base), representing a 30% increase over the Mineral Reserve bauxite price
•	A R$:US$ exchange rate of R$5.34:US$1.00
•	100% metal recovery for the washed and unwashed material
•	Maximum mining selectivity, without consideration of minimum thickness.

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The Mineral Resources bauxite price is defined as 30% higher than the Mineral Reserves bauxite price, which is defined as weighted-average price of the previous year’s third-party sales (more details can be found in the Section 16.2.3 Pricing). The Mineral Reserves bauxite price is based on contracts between Juruti Mine and Alumar Refinery (Alcoa), once 90% of the bauxite production is shipped to this refinery. The contract is reviewed annually and is based on factor relating to internal and external demand for bauxite, as well as bonus and penalties depending on the product quality. The transfer price mechanism from Juruti to Alumar is determined by a weighted-average price of the previous year’s third-party sales. For example, the 2021 internal transfer price from Juruti to Alumar will be the weighted-average price of 2020 third-party sales.

The SLR QP is of the opinion that the Mineral Resource estimation approach is acceptable and the Mineral Resources represent a reasonable estimate of the economic potential of the mineral deposit.

12.10	Classification

The Mineral Resource classification uses indicator kriging and Turning Bands conditional simulation in the unfolded block model made by unfold tool in Isatis™. Indicator kriging is used to measure the uncertainty related to the ore zone volume and the conditional simulation is used to access the uncertainty related to the grades and metal content.

In this methodology, indicator kriging of lithology type (bauxite/non-bauxite) is performed to assign a probability to each block referencing accurate determination of bauxite. With the results of the indicator kriging Alcoa’s team uses the risk index (RI), that is based on the sample distribution and in the geometrical characteristics of the deposit, to make a first classification of the mineral resources, according to the ranges defined by Amorim and Ribeiro (1996), shown below.

•	Measured: RI ≤ 0.6
•	Indicated: 0.6 < RI ≤ 0.9
•	Inferred: RI > 0.9

The kriging variance is another variable generated from indicator kriging and it indicates the degree of confidence of this assumption. For the final Mineral Resource classification, both methodologies are used, RI and kriging variance.

Conditional simulation (turning bands algorithm) is performed on A.Al2O3, R.SiO2, wash recovery, and density accumulated on two-dimensional (2D) panels of 50 m x 50 m, and three dimensional (3D) panels representing quarterly (800 m x 800 m) and annual (1,600 m x 1,600 m) production periods.  Uncertainty limits are defined as shown below:

•	Measured: +/- 15% uncertainty in the quarterly panel
•	Indicated: +/- 15% uncertainty in the annual panel

The remaining unclassified blocks are classified as inferred.

The limits for the conditional simulation classification are defined through the maximum estimated error (MEE), according to the equation below.

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Where Q95(i) and Q5(i) are the 95th and 5th quantiles of the simulated block i and Etype(i) is the mean of the values simulated in each block.

For the final MEE value an average MEE was used, according to the expression below.

Where MEEacc Al2O3, MEEacc SiO2, MEEacc Rec, MEEacc Thickness and MEEacc Dens, are the MEE of each variable simulated.

The MEE and RI limits for classification are presented in the table below.

Table 11‑13: MEE and RI Classification Limits

Deposit	RI Intervals			MEE Intervals
	Measured	Indicated	Inferred	Measured	Indicated	Inferred
Capiranga Central	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.54	0.54 ≤ MEE ≤ 0.82	> 0.82
Mauari	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.30	0.30 ≤ MEE ≤ 0.51	> 0.51
São Francisco	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.30	0.30 ≤ MEE ≤ 0.45	> 0.45
Nhamundá 1 (AC)	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.25	0.25 ≤ MEE ≤ 0.35	> 0.35
Nhamundá 2 (AC)	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.25	0.25 ≤ MEE ≤ 0.35	> 0.35
Nhamundá 3 (auger)	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.10	0.10 ≤ MEE ≤ 0.30	> 0.30
Nhamundá 4 (wells/pits)	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.30	0.30 ≤ MEE ≤ 0.41	> 0.41
Nhamundá 5 (wells/pits)	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.15	0.15 ≤ MEE ≤ 0.35	> 0.35
Mutum	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.40	0.40 ≤ MEE ≤ 0.58	> 0.58
Santarém	RI < 0.6	0.6 ≤ RI ≤ 0.9	> 0.9	< 0.30	0.30 ≤ MEE ≤ 0.45	> 0.45

The final classification represents the most conservative result between RI and that based on the MEE. As both are a 3D classification, the final result also has a 3D pattern.

Post-processing of the classification is performed to avoid artefacts such as “spotted-dogs”, and to improve the continuity of the results. The post-processing is based on a grid smoothing procedure which assigns the class of a block according to the local majority.  Further post processing is performed to limit a classification of Indicated to areas supported by auger drill hole results, and to Inferred where supported by well type samples.

Figure 11‑13 shows a plan view of the Capiranga Central (top) and Mauari (bottom) model classifications.

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Capiranga Central

Mauari

Figure 11‑13: Mineral Resources classification for the Capiranga Central (top) and Mauari (bottom) plateaus (SLR, 2021)

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The Mineral Resource classification methodology described above is based on the geostatistical approach, and the uncertainties are quantified based on the quality of sampling, drill hole spacing, assays, top and low-cuts, variogram, and the expertise and experience of the Alcoa’s staff in the steps related with Mineral Resources. The source of uncertainties, depending on each Resource category mentioned here, are not all subject to quantification individually. Instead, a global perspective of all the categories together is given by the conditional simulation methodology, which stipulates the limits of ±15% of the production uncertainty on a quarterly basis for Measured Resources, ±15% of the production uncertainty on an annual basis for Indicated Resources, and Inferred Resources have the production uncertainty that are higher than ±15% on an annual basis.

The SLR QP is of the opinion that the procedures adopted to generate the final Mineral Resources classification are in accordance with the industry best practices and are reasonable and acceptable.

12.11	Block Model Validation

SLR validated the block models through the following methods:

•

Swath plots of the ordinary kriging (OK), inverse distance cubed (ID3) and nearest neighbor (NN) estimations. The inverse distance and nearest neighbor estimates were parallel estimate made by SLR using the neighborhood parameters provided by Alcoa.

•	Statistical validation comparing samples composited with the top and low-cut values and the OK estimate.
•	Visual validation of the block models and samples through vertical and longitudinal sections.
•	Statistic of parallel estimation comparison between composites with top and low-cut values and interpolated values

Alcoa similarly employs its own internal validation workflow that includes cross validation, QQ-plots, swath plots and visual inspection of sections showing the composites versus the block estimates. This validation workflow is an automatic routine in Isatis™ and is generated for all the variables for each plateau.

12.11.1	Swath Plots

Figure 11‑14 and Figure 11‑15 show the swath plots for the Capiranga Central and Mauari plateaus.

In general, the results in the swath plots are consistent, mainly for AAG in Capiranga Central. SRG does not show a homogeneous behavior compared to AAG but has a good consistency between the OK, ID3 and NN estimates. At the limit of the model extents, some plots show a more erratic behavior, but SLR considers this a normal effect in the regions with lower density of information and consequently no blocks classified as Measured Resources.

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Figure 11‑14: Swath plots in X, Y and Z for AAG - Capiranga Central plateau.

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Figure 11‑15: Swath plots in X, Y and Z for SRG - Mauari plateau.

12.11.2	Statistical Validation

Statistics of the block models and the samples composited and with top and low cuts were calculated by SLR and compared for this validation. Table 11‑14 shows the results.

Table 11‑14: Composites and block model statistics.

	Variable	Capped Composites					Ordinary Kriging					Difference
		Min (%)	Max (%)	Mean (%)	Std. Dev. (%)	CV	Min (%)	Max (%)	Mean (%)	Std. Dev. (%)	CV
Capiranga Central	AA1 (%)	35.56	56.44	47.71	4.74	0.10	29.95	56.94	47.85	3.22	0.07	0.29%
	AA3 (%)	32.95	56.02	46.08	5.37	0.12	18.7	56.73	46.15	4.17	0.09	0.16%
	AAG (%)	36.56	56.18	47.53	4.46	0.09	30.88	56.69	47.57	3.18	0.07	0.09%
	SR1 (%)	0.58	8.88	4.06	2.33	0.57	0.15	11.73	3.67	1.91	0.52	-9.70%
	SR3 (%)	0.54	10.29	3.90	2.35	0.60	0.35	13.18	3.54	1.91	0.54	-9.10%
	SRG (%)	0.62	8.14	3.95	2.18	0.55	0.21	11.75	3.61	1.85	0.51	-8.65%
	RC1 (%)	24.49	82.66	58.79	13.01	0.22	19.88	82.71	60.72	8.86	0.15	3.29%
	RC3 (%)	6.13	37.67	18.52	6.83	0.37	4.75	52.46	18.07	5.35	0.30	-2.44%
	RCG (%)	55.02	93.45	77.43	10.25	0.13	45.77	105.76	78.79	7.29	0.09	1.76%
	DENS (g/t)	0.89	1.73	1.30	0.18	0.14	0.86	1.78	1.30	0.14	0.10	0.51%
Mauari	AA1 (%)	27.31	57.41	46.65	5.19	0.11	12.92	59.79	46.79	4.05	0.09	0.30%
	AA3 (%)	31.95	55.86	45.70	5.03	0.11	24.07	58.77	45.59	3.37	0.07	-0.24%
	AAG (%)	34.50	56.74	46.80	4.63	0.10	32.28	58.98	46.70	3.35	0.07	-0.20%
	SR1 (%)	0.63	9.82	4.56	2.33	0.51	0.09	11.11	4.19	1.97	0.47	-8.10%
	SR3 (%)	0.53	9.94	4.17	2.17	0.52	0.49	11.84	3.89	1.52	0.39	-6.72%
	SRG (%)	0.60	8.31	4.36	2.12	0.49	0.32	9.73	4.04	1.72	0.43	-7.27%
	RC1 (%)	7.05	87.03	51.25	16.48	0.32	2.76	86.21	54.35	14.51	0.27	6.04%
	RC3 (%)	8.07	41.33	21.84	7.44	0.34	6.36	43.46	21.26	5.52	0.26	-2.67%
	RCG (%)	34.72	95.91	73.13	12.12	0.17	32.19	100.69	75.60	11.25	0.15	3.39%
	DENS (g/t)	0.93	1.70	1.29	0.16	0.13	0.92	1.78	1.29	0.09	0.07	-0.03%
Mutum	AA1 (%)	23.50	55.40	42.02	7.32	0.17	0	55.4	37.63	10.66	0.28	-10.45%
	AA3 (%)	22.00	55.30	42.98	7.09	0.17	0	55.3	38.43	10.85	0.28	-10.58%
	AAG (%)	20.94	57.49	42.77	6.75	0.16	0	55.36	38.12	10.60	0.28	-10.88%
	SR1 (%)	0.46	13.90	6.41	3.23	0.50	0	15.08	6.65	2.93	0.44	3.79%
	SR3 (%)	0.30	9.60	4.61	1.97	0.43	0	13.21	4.81	1.91	0.40	4.47%
	SRG (%)	0.10	14.90	5.63	2.60	0.46	0	12.95	5.97	2.50	0.42	5.99%
	RC1 (%)	0.96	67.35	33.29	12.08	0.36	0	60.41	31.86	11.12	0.35	-4.30%
	RC3 (%)	2.86	52.93	19.51	7.25	0.37	0	41.85	16.76	6.88	0.41	-14.12%
	RCG (%)	21.09	97.56	52.81	12.39	0.23	0	79.97	48.62	14.67	0.30	-7.92%
	DENS (g/t)	-	-	-	-	-	1.3	1.3	1.30	-	-	-
Nhamundá	AA1 (%)	26.37	54.32	45.39	6.11	0.13	0	56.27	45.05	6.26	0.14	-0.75%
	AA3 (%)	22.01	53.25	43.60	6.98	0.16	0	57.86	42.88	6.81	0.16	-1.65%
	AAG (%)	16.73	57.15	45.34	6.15	0.14	0	56.82	44.84	6.26	0.14	-1.11%
	SR1 (%)	0.89	12.45	5.98	2.86	0.48	0	13.75	5.81	2.18	0.38	-2.89%
	SR3 (%)	0.58	10.83	5.17	2.25	0.43	0	13.95	5.11	1.62	0.32	-1.25%
	SRG (%)	0.65	13.18	5.80	2.66	0.46	0	12.92	5.67	2.01	0.35	-2.21%
	RC1 (%)	2.34	86.78	54.85	17.44	0.32	0	85.18	51.55	13.65	0.26	-6.01%
	RC3 (%)	0.46	34.11	9.41	6.36	0.68	0	32.3	9.15	2.86	0.31	-2.70%
	RCG (%)	11.72	94.76	64.25	15.71	0.24	0	92.25	60.70	12.88	0.21	-5.53%
	DENS (g/t)	-	-	-	-	-	1.3	1.3	1.30	-	-	-

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	Variable	Capped Composites					Ordinary Kriging					Difference
		Min (%)	Max (%)	Mean (%)	Std. Dev. (%)	CV	Min (%)	Max (%)	Mean (%)	Std. Dev. (%)	CV
Santarém	AA1 (%)	23.15	54.40	41.44	7.24	0.17	0	55	40.10	5.21	0.13	-3.23%
	AA3 (%)	24.10	55.79	43.79	7.29	0.17	0	55.55	42.17	5.52	0.13	-3.71%
	AAG (%)	20.21	56.29	42.66	6.87	0.16	0	55.01	41.04	5.07	0.12	-3.79%
	SR1 (%)	1.10	14.30	6.81	2.92	0.43	0	14.57	6.77	2.15	0.32	-0.57%
	SR3 (%)	0.80	10.70	4.76	1.93	0.41	0	12.27	5.16	1.74	0.34	8.42%
	SRG (%)	0.41	13.95	5.96	2.37	0.40	0	12.51	6.13	1.83	0.30	2.83%
	RC1 (%)	3.16	63.95	32.64	11.85	0.36	0	55.91	32.19	8.00	0.25	-1.38%
	RC3 (%)	2.32	44.68	18.07	6.31	0.35	0	43.27	18.01	4.30	0.24	-0.31%
	RCG (%)	14.34	80.31	50.71	12.26	0.24	0	77.32	50.20	8.85	0.18	-1.00%
	DENS (g/t)	-	-	-	-	-	1.3	1.3	1.30	-	-	-
São Francisco	AA1 (%)	23.50	56.32	43.48	7.60	0.17	16.09	57.94	43.34	5.31	0.12	-0.32%
	AA3 (%)	26.10	56.78	46.79	6.62	0.14	24.69	57.76	45.95	5.01	0.11	-1.80%
	AAG (%)	20.37	58.97	45.57	6.63	0.15	25.15	57.76	44.82	4.78	0.11	-1.64%
	SR1 (%)	0.20	12.70	5.11	3.16	0.62	0.01	14.26	4.80	2.37	0.49	-6.02%
	SR3 (%)	0.22	10.30	3.66	2.11	0.58	0.13	12.4	3.55	1.52	0.43	-2.89%
	SRG (%)	0.10	16.61	4.33	2.49	0.58	0.12	11.76	4.18	1.86	0.44	-3.51%
	RC1 (%)	0.90	60.77	30.22	13.47	0.45	3.37	55.34	31.85	9.45	0.30	5.40%
	RC3 (%)	3.22	60.08	24.60	7.17	0.29	4.87	51.17	23.74	5.19	0.22	-3.49%
	RCG (%)	15.08	87.04	54.82	14.07	0.26	24.25	83.23	55.59	9.69	0.17	1.41%
	DENS (g/t)	-	-	-	-	-	1.3	1.3	1.30	-	-	-

Table 11‑14 shows that the maximum and minimum values of the block model grades are usually out of the range of the top and low cuts, including values of recovery above 100%. Alcoa provided information related to these occurrences and one of the reasons are kriging negative weights, which is a limitation of the estimation methodology already well known and described in public literature. As shown in the Table 11‑15, the blocks out of the top and low cuts are predominantly less than 1% of the estimated blocks.

Table 11‑15: Summary of the blocks out of the low and top cuts – Capiranga Central plateau.

Variable	Estimated blocks	Grade lower than low cut	Grade higher than top cut	Total	%
AA1	55083	64	3	67	0.12%
AA3	55083	77	5	82	0.15%
AAG	55083	185	2	187	0.34%
SR1	55083	42	663	705	1.28%
SR3	55083	35	129	164	0.30%
SRG	55083	181	42	223	0.40%
RC1	55083	26	1	27	0.05%

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Variable	Estimated blocks	Grade lower than low cut	Grade higher than top cut	Total	%
RC3	55083	61	61	122	0.22%
RCG	55083	392	79	471	0.86%
DENS	55083	6	7	13	0.02%

The SLR QP is of the opinion is that it does not have a significant impact on the global Mineral Resources results, and SLR QP recommends that the estimation workflow is refined to treat  and avoid the values above and below the top and low-cuts.

12.11.3	Visual Validation

For the visual validation, several horizontal and vertical sections in multiple orientations were created to observe if the grades in the samples were consistent with the grades in the block model. No anomalies were found, and Figure 11‑16 and Figure 11‑17 show a schematic vertical section comparing the blocks and samples in the Capiranga Central and Mauari plateaus.

Figure 11‑16: Vertical N-S section in the Capiranga Central plateau showing the blocks estimated in the bauxite layer (SLR, 2021)

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Figure 11‑17: Vertical W-E section in the Mauari plateau showing the blocks estimated in the bauxite layer (SLR, 2021)

12.11.4	Parallel Estimation Statistics

Table 11‑16 shows the comparison of the capped composites with the average grades of the block model using OK, and the ID3 and NN estimates. ID3 and NN were calculated by SLR using the same estimation strategy.

Table 11‑16: Parallel statistics for the main variables for the Capiranga Central and Mauari plateaus.

Capiranga Central
Variable	Capped Composites		Block Model
	Samples	Mean	n Blocks	OK	ID3	NN
AAG (%)	3675	47.53	55083	47.57	47.74	47.88
SRG (%)	3675	3.95	55083	3.61	3.77	3.78
RCG (%)	3675	77.43	55083	78.79	78.08	78.09
Mauari
Variable	Capped Composites		Block Model
	Samples	Mean	n Blocks	OK	ID3	NN
AAG (%)	3851	46.80	62716	46.70	47.02	46.93
SRG (%)	3851	4.36	62716	4.04	4.30	4.30
RCG (%)	3851	73.13	62716	75.60	73.69	73.40
12.11.5	Comparison to Short Term Model

None of the six plateaus for which Mineral Resources are estimated, have been mined.

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To evaluate the discrepancy between the long term and short-term block models, SLR analyzed and reviewed the reconciliation practiced elsewhere at the Juruti site, and noticed that the most important deviation is related to R.SiO2 (+5.94% for washed ore and +15.57% for unwashed ore in 2021). The highest differences in the drill holes and block model comparison were also with the reactive silica. QA/QC standard results are showing a high dispersion in this element as well. All of this indicates that the estimate of R.SiO2 is very sensitive and needs to be more detailed, given it has a high impact in the acid consumption in the process.

12.11.6	Mineral Resource Estimation Workflow Conclusions and Recommendations

Regarding the Mineral Resource estimation workflow and results, the SLR QP makes the following conclusions:

•

the Mineral Resource estimation approach is acceptable and the Mineral Resources represent a reasonable estimate of the economic potential of the mineral deposit. The impact of the current grade restriction approach may be that areas reflecting either low or high values of economic and deleterious elements, as well as wash recovery values are underrepresented in the block model.

•	Reconciliation prepared by Alcoa on actively mined plateaus indicates high dispersion and sensitivity of R.SiO2.

In consideration of the above conclusions, and to improve the estimation workflow and estimation results, the SLR QP makes the following recommendations:

1.	Reduce dependance on well and auger drill hole results supporting Mineral Resource estimation at Nhamundá, Mutum, Santarém and São Francisco.
2.	Improve the modelled bauxite layer continuity. There are some gaps in the mineralization layer locally where there are missing drill holes.
3.

Review whether grade restriction through low and top cutting is warranted, and refine the methodology to ensure that the delimiting values represent true outlier data.  As mining commences at Capiranga Central and Maurari, work to improve the accuracy and precision of the R.SiO2 results in both the analytical results and in the short term model, and carefully monitor performance.

4.	Investigate modifications to the interpolation workflow to eliminate the small number of block values that are above and below the top and low cut values.
12.12	Mineral Resource Reporting

Table 11‑17 below provides a full breakdown of the Mineral Resource estimate, arranged by plateau, product type, and classification. The effective date of this estimate is December 31, 2021. The estimate is presented on a 100% ownership basis to AWAC although Alcoa’s share is 60%.

The Mineral Resources bauxite price is defined as 30% higher than the Mineral Reserves bauxite price. The Mineral Reserves bauxite price is based on contracts between Juruti Mine and Alumar Refinery (Alcoa), since 90% of the bauxite production is shipped to this refinery. The contract is reviewed annually and is based on factors relating to internal and external demand for bauxite, as well as bonus and penalties depending on the product quality.

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The transfer price mechanism from Juruti to Alumar is determined by a weighted-average price of the previous year’s third-party sales. For example, the 2021 internal transfer price from Juruti to Alumar will be the weighted-average price of 2020 third-party sales.

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Table 11‑17: Summary of Mineral Resources by plateau and bauxite type – December 31, 2021

Plateau	Measured			Indicated			Measured + Indicated			Inferred
	Tonnage (Dry kt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (Dry kt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (Dry kt)	A.Al2O3 (%)	R.SiO2 (%)	Tonnage (Dry kt)	A.Al2O3 (%)	R.SiO2 (%)
	Washed Bauxite
Capiranga Central	1,883	44.87	5.61	9,006	45.38	4.51	10,889	45.29	4.70	852	45.33	4.51
Mauari	3,390	44.54	5.35	9,509	45.24	4.65	12,899	45.06	4.84	7,299	45.98	3.96
Mutum	0	0.00	0.00	26,509	45.07	4.52	26,509	45.07	4.52	77,438	44.05	4.67
Nhamundá	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00	284,017	46.27	5.26
Santarém	0	0.00	0.00	4,521	45.20	4.42	4,521	45.20	4.42	73,300	44.66	4.64
São Francisco	0	0.00	0.00	7,424	46.88	4.00	7,424	46.88	4.00	119,848	46.01	3.59
Total	5,273	44.66	5.45	56,969	45.39	4.47	62,242	45.33	4.55	562,752	45.70	4.72
	Not Washed Bauxite
Capiranga Central	57	46.01	3.06	474	44.45	2.82	531	44.62	2.85	13	44.19	2.29
Mauari	327	42.28	3.01	1,144	43.15	2.82	1,471	42.96	2.86	1,026	43.41	2.72
Mutum	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00
Nhamundá	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00
Santarém	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00
São Francisco	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00
Total	384	42.83	3.02	1,618	43.53	2.82	2,002	43.40	2.86	1,038	43.42	2.71
	Washed + Not washed Bauxite
Capiranga Central	1,940	44.90	5.54	9,480	45.33	4.43	11,420	45.26	4.61	864	45.31	4.48
Mauari	3,717	44.34	5.15	10,653	45.02	4.45	14,370	44.84	4.63	8,324	45.66	3.81
Mutum	0	0.00	0.00	26,509	45.07	4.52	26,509	45.07	4.52	77,438	44.05	4.67
Nhamundá	0	0.00	0.00	0	0.00	0.00	0	0.00	0.00	284,017	46.27	5.26
Santarém	0	0.00	0.00	4,521	45.20	4.42	4,521	45.20	4.42	73,300	44.66	4.64
São Francisco	0	0.00	0.00	7,424	46.88	4.00	7,424	46.88	4.00	119,848	46.01	3.59
Total	5,657	44.53	5.28	58,587	45.34	4.42	64,244	45.27	4.50	563,791	45.69	4.72

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Notes:

1.	The definitions for Mineral Resources in S-K 13000 were followed.
2.

Mineral Resources are estimated using a long-term bauxite price of US$35.33 per tonne (wet base), and a R$:US$ exchange rate of R$5.34:US$1.00, considering 100% of metal recovery for the washed and unwashed material.

3.	Mineral Resources are estimated at a pit discard cut-off value based on a benefit calculation whether a block is economically viable.
4.	There is no minimum mining width for Mineral Resources.
5.	Bulk density average is 1.30 t/m3.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability.
8.	Mineral Resources are stated on a 100% ownership basis for AWAC for consolidated reporting purposes. Alcoa’s share is 60%
9.	Numbers may not add due to rounding.

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The SLR QP reviewed the Mineral Resources assumptions, geological modelling and estimation workflows, data consistency and reporting procedures, and is of the opinion that the Mineral Resource estimate is appropriate for the style of the mineralization, and that the block model is reasonable and acceptable to support the December 31, 2021 Mineral Resource estimate.

The SLR QP is of the opinion that with consideration of the recommendations summarized in Sections 1.0 and 23.0 of this report, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

The Mineral Resources for the Juruti Bauxite Mine as of December 31, 2021, are summarized in the Table 11‑1. The Mineral Resource estimate was reported using all the blocks that have bauxite as lithology, satisfying quality and technical parameters. The Juruti Bauxite Mineral Resources are in compliance with the S-K 1300 resource definition requirement of “reasonable prospects for economic extraction”.

Compared to the 2020 fiscal year end, Juruti has a positive total balance in the Mineral Resources of +48.17 Mt, being a 323.85 Mt reduction in Measured and Indicated Mineral Resources, and a 372.02 Mt increase in Inferred Mineral Resources. The main changes for this are the total exhaustion and depletion of the Capiranga, Guaraná, and Juruti Sul, the update of the actual geological models, the 2021 production, and the Mineral Resource classification downgrade in the Mutum, Nhamundá, São Francisco and Santarém related to the lower confidence level in the auger drilling data.

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13.0	Mineral Reserve Estimates
13.1	Summary

Table 12‑1 summarizes the Mineral Reserve estimate effective as of December 31, 2021. The estimate is reported on a 100% ownership basis to AWAC for consolidated reporting purposes, although Alcoa only owns 60% of AWAC.

Table 12‑1: Summary of Mineral Reserves – December 31, 2021

Category (Washed + Unwashed Bauxite)	Tonnage (Mt)	Al2O3 (%)	Reactive SiO2 (%)	Mass Recovery (%)
Proven	50.9	47.68	3.52	80.24
Probable	37.7	46.32	3.39	81.76
Total Proven + Probable	88.5	47.10	3.47	80.89

Notes:

1.	The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves which are consistent with CIM (2014) definitions.
2.

There is no specific cut-off grade used for Mineral Reserves. Instead, Mineral Reserves are estimated at a pit discard cut-off value of the ore related costs. A Benefit calculation is applied to determine whether a block is economically viable whereby Benefit is the revenue less the ore related costs.

3.	Mineral Reserves are estimated using an average long-term bauxite price of US$27.18 per tonne and a US$/R$ exchange rate of R$5.34:US$1.00.
4.	Bulk density is 1.30 t/m3.
5.	Numbers may not add due to rounding.
6.	Mineral Reserves are stated on a 100% ownership basis for AWAC for consolidated reporting purposes although Alcoa’s share is 60%

The Mineral Reserves were estimated by Alcoa and audited by the SLR QP. SLR takes responsibility for the Mineral Reserve estimate presented in this report.

Measured and Indicated Mineral Resources, estimated as of December 31, 2021, were used as inputs for conversion into Proven and Probable Mineral Reserves respectively.

Reserve Modifying Factors were first added to the block model. No commercial optimizer software is used to generate a pit shell at Juruti, but instead a Python script. The sub-blocked resource model, with no block regularization for the best Selective Mining Unit (SMU) was used to estimate Mineral Reserves. The total revenue and selling costs are calculated for each block, either for washable ore or direct shipping ore (DSO).

Bonus and penalties are also calculated into the block model to adjust the bauxite price in accordance with the product grades. Economics estimated for each block determines the process destination (washed and DSO) of each ore block.

The initial surface wireframe for Mauari (July 2017) and Capiranga Central (November 2018) were used to deplete the respective resource block models. Environmental constraints and limits linked to mining concessions were used to specify which blocks can be mined.

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The economic value of each mining block is calculated by a script using mining costs, processing and General and Administrative (G&A) costs, process recovery factors, selling costs and a commodity selling price. The pit limits are generated, and the final pit limit is chosen based on the revenue factor equal to 1. Revenue factor 1 representing 100% of the commodity price.

From the ore contained within the final pit limit, a mine production schedule is generated. Mineral Reserves are reported as diluted tonnes and grade. The SLR QP confirmed that these were scheduled in an appropriate LOM plan and the physicals from the schedule were used in a discounted cash flow model to demonstrate that the estimated Mineral Reserves are viable for economic extraction.

The SLR QP is not aware of any risk factors associated with, or changes to, any aspects of the Modifying Factors such as mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

13.2	Dilution

The dilution factors utilized for the Juruti Bauxite Mine are listed in Table 12‑2. These have been used for the purposes of Mineral Reserves estimation.

Table 12‑2: Dilution Factors

Planned Dilution (Washed + Unwashed Bauxite)	LOM	Source
Al2O3 grade (washed)	0.9950	Historical
Al2O3 grade (unwashed)	0.9427	Historical
Reactive SiO2 grade (washed)	1.0482	Historical
Reactive SiO2 grade (unwashed)	1.2187	Historical
Plant recovery (washed)	0.9667	Historical

The LOM dilution figures are supported by the reconciled production numbers reviewed by SLR. While the current dilution numbers are supported by the tonnage and grade reconciliation, in the SLR QPs’ opinion, adjustments are required with respect to the procedures. Currently, for mining, polygons are used to define the lateral extents of the excavation whilst lithological surfaces are used to define the upper and lower boundaries for each lithology within the block model. Alcoa uses the sub-blocked resource model for pit optimization rather than determining the Selective Mining Unit (SMU) prior to the pit optimization.

SLR has reviewed dilution procedures and the current process and recommends that future adjustments should include dilution being accounted for during the block model regularization process rather than applying a global dilution figure to the scheduling results. Following the re-blocking process, the dilution should be quantified, reporting the average dilution incorporated into the new re-blocked model.

The tonnes and grade reconciliation should also take into consideration the final survey pickup after mining the waste and the ore, rather than evaluating using the panel edges alone. This would allow for a more accurate measurement of the actual mined tonnes and grade.

While increasing dilution could render some reserves below cut-off grade, SLR was not able to confirm the tonnage that might be removed from Mineral Reserves as a result. However, because a fixed dilution

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factor is applied to the scheduling results based on reconciliation data of tonnes and grade against actual measured data, SLR does not consider the dilution factor to be a risk for Mineral Reserves estimation.

Overall, SLR considers that the estimated Mineral Reserves are relatively insensitive to dilution.

13.3	Extraction

The extraction (recovery) factors for mining are shown in Table 12‑3.

Table 12‑3: Extraction Factors

Factors	LOM	Source
Ore mass	0.9661	Historical
Waste mass	1.0041	Historical

The calculation of mining recovery is obtained through the reconciliation between the actual tonnes that are fed into the plant and the estimated tonnes which lie inside the mined polygons from the block model. Contributing factors to ore loss include, ore loss along an ore waste boundary, any roads in ore that are not recovered and inter strip losses.

13.4	Cut-off Grade

A cut-off value is determined using the Mineral Reserve bauxite price, recovery, transport, treatment and mine operating costs. The bauxite price used for the Mineral Reserves is based on contracts established with Alumar Refinery (Alcoa), as 90% of the production is shipped to this refinery. The contract is reviewed annually and based on factors relating to internal and external demand for bauxite as well as bonus and penalties associated with the quality of the product.

The cut-off value used for the reserves is based on profit or positive revenue for a block within the block model. The economic formula refers to “Benefit” which is revenue generated from sales less the ore related costs. Where “Benefit” is positive, or profit is greater than zero the material is considered to be ore.

Costs and other parameters used to calculate the cut-off grade are shown in Table 12‑4 andTable 12‑5. The economic cut-off grade applied to the Mineral Reserve was estimated to be 37.62% Al2O3 for Capiranga Central and 36.71% Al2O3 for Mauari.

Table 12‑4: Parameters Description

Description	Variables
Percentage of unwashed material/total production	DIF
Equipment working with Waste
Percentage of bulldozer working on clay (%)	PercBuldClay
Percentage of bulldozer working on Laterite Type 1 (%)	PercBuldL1
Percentage of bulldozer working on Laterite Type 2a (%)	PercBuldL2a

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Description	Variables
Percentage of Hydraulic Excavator working on clay (%)	PercHEClay
Percentage of Laterite Type 1 (%)	PercLat1
Percentage of Laterite Type 2 (%)	PercLat2
Price of Bulldozer on clay (R$/m3)	PriceBuldClay
Price of Bulldozer on laterite type 1 (R$/m3)	PriceBuldL1
Price of Bulldozer on laterite type 2a (R$/m3)	PriceBuldL2a
Price of Hydraulic Excavator on Clay (R$/m3)	PriceHEClay
Bauxite prices, bonus and penalties
Al2O3 reference (contract) – not washed (%)	AAREFNW
Al2O3 reference (contract) (%)	AAREF
Average moisture – not washed (%)	AVGMONW
Average moisture (%)	AVGMO
Bauxite not washed Price (U$/tprod wet)	PriceBauxNW
Bauxite Price (U$/tprod wet)	PriceBaux
Bonus/Penalty Al2O3 – not washed (U$/tprod)	BPAANW
Bonus/Penalty Moisture – not washed (U$/tprod)	BPH2ONW
Bonus/Penalty Moisture (U$/tprod)	BPH2O
Bonus/Penalty SiO3 – not washed (U$/tprod)	BPRSNW
Fact Waste	FactWaste
Factor Al2O3	FactAA
Factor Al2O3 – not washed	FactAANW
Factor Bonus/Penalty Al2O3 (U$/tprod)	FBPAA
Factor Bonus/Penalty Moisture (U$/tprod)	FBPH2O
Factor Bonus/Penalty SiO3 (U$/tprod)	FBPRS
Factor Moisture	FactH2O
Factor Moisture – not washed	FactH2ONW
Factor Recovery	FactRecov
Factor recovery – not washed	FactRecovNW
Factor SiO3	FactRS
Factor SiO3 – not washed	FactRSNW
Mass Factor	FactMass
Moisture reference (contract) – not washed (%)	MOREFNW

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Description	Variables
Moisture reference (contract) (%)	MOREF
Not washed ore Moisture (%)	MoistureONW
SiO3 reference (contract) – not washed (%)	SRREFNW
SiO3 reference (contract) (%)	SRREF
Washed ore Moisture (%)	MoistureO
Diesel and exchange rate
Conversion reais to Dolar	Real2Dolar
Diesel Consumption of Bulldozer working on Laterite (l/m3)	DCLatBuld
Diesel Consumption of Bulldozer working on Clay (l/m3)	DCClayBuld
Diesel Consumption of Hydraulic Excavator working on Clay (l/m3)	DCClayHE
Diesel Consumption of Hydraulic Excavator working on Laterite (l/m3)	DCLatHE
Diesel Consumption on bauxite and nodular as waste (l/m3)	DieselWaste
Price Diesel in Reais (R$)	DieselReais
Fixed costs in reais
Administrative Costs (R$/tprod)	PAE
Cost of Deforestation (R$/m350+35)	CoDefor
Crushing Costs (R$/tprod)	Crush
Engineering Services (R$/tprod)	Support
Fixed cost for mine (R$/tprod)	Cfixmine
Maintenance (R$/tprod)	RM
Ore density (t/m3 DRY)	DensOre
Other Fixed Costs (R$/tprod)	OtherC
Port Costs (R$/tprod)	Port
Rail Road Costs (R$/tprod)	RailRoad
Royalty (%REVENUE)	Royalt
Washing Plant Costs (R$/tprod washed)	Wash

Table 12‑5: Parameter Values

Parameter	Value	Parameter	Value	Parameter	Value
AAREF	47.5	FactAA	0.995	PercBuldL2a	1
AAREFNW	47.5	FactAANW	0.9427	PercHEClay	0.2
AVGMO	13.35	FactH2O	1	PercLat1	0.93

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Parameter	Value	Parameter	Value	Parameter	Value
AVGMONW	13.35	FactH2ONW	1	PercLat2	0.07
BPAANW	1.58	FactMass	0.9661	Port	2.88
BPH2O	0.58	FactRecov	0.9667	PriceBaux	27.18
BPH2ONW	0.61	FactRS	1.0482	PriceBauxNW	27.18
BPRSNW	2.49	FactRSNW	1.2187	PriceBuldClay	1.88
Cfixmine	3.99	FactWaste	1.0041	PriceBuldL1	1.88
CoDefor	2.41	FBPAA	1.58	PriceBuldL2a	9.38
Crush	2.4	FBPH2O	0.58	PriceHEClay	6.03
DCClayBuld	0.223	FBPRS	2.49	RailRoad	3.5
DCClayHE	0.48	MoistureO	0.87	Real2Dolar	5.34
DCLatBuld	0.65	MoistureONW	0.87	RM	3.33
DCLatHE	0.68	MOREF	13	Royalt	0.045
DensOre	1.29	MOREFNW	13	SRREF	4.1
DieselReais	3.4	OtherC	13.27	SRREFNW	4.5
DieselWaste	0.223	PAE	10.96	Support	1.53
DIF	17.7	PercBuldClay	0.92	Wash	7.26
		PercBuldL1	1

Mining costs for all waste material are calculated within the block model. A mining cost is assigned to a waste block based on the material type and the mining equipment used to excavate the waste material. The formula for mining costs for each waste material combined with the selected mining equipment is described below.

C1BUW: Cost of bulldozer working on clay and yellow clay

𝑪𝟏𝑩𝑼𝑾 = (𝑃_𝑊_𝑃𝑟𝑒𝑑 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝑃𝑒𝑟𝑐𝐵𝑢𝑙𝑑𝐶𝑙𝑎𝑦 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐶𝑙𝑎𝑦) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

C2HEW: Cost of hydraulic excavator working on clay and yellow clay

𝑪𝟐𝑯𝑬𝑾 = (𝑃_𝑊_𝑃𝑟𝑒𝑑 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝑃𝑒𝑟𝑐𝐻𝐸𝐶𝑙𝑎𝑦 × 𝑃𝑟𝑖𝑐𝑒𝐻𝐸𝐶𝑙𝑎𝑦) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

For laterite material costs, there are three main costs allocated by equipment type. There are different categories of laterite, based on hardness throughout the geological profile, which leads to different efficiencies and as such, to a different mining cost. The diesel consumption is not included into these cost and it is calculated separately.

C3BL1: Cost of bulldozer working on laterite

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𝑪𝟑𝑩𝑳𝟏 = (𝑃_𝑊_𝑃𝑟𝑒𝑑 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝑃𝑒𝑟𝑐𝐿𝑎𝑡1 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐿1) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

C4BL2: Cost of bulldozer working on laterite material category 2

𝑪𝟒𝑩𝑳𝟐 = (𝑃_𝑊_𝑃𝑟𝑒𝑑 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝑃𝑒𝑟𝐿𝑎𝑡2 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐿2 × 𝑃𝑒𝑟𝑐𝐵𝑢𝑙𝑑𝐿2) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

C5BL2: Cost of bulldozer working on laterite material category 2a

𝑪𝟓𝑩𝑳𝟐 = ( 𝑃_𝑊_𝑃𝑟𝑒𝑑 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝑃𝑒𝑟𝐿𝑎𝑡2 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐿2𝑎 × 𝑃𝑒𝑟𝑐𝐵𝑢𝑙𝑑𝐿2𝑎) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

In some instances, waste costs are attributed to bauxite and nodular bauxite blocks, in this case the calculation of the best value of the block indicates the block should be sent to the waste dump. As the block is waste the relevant mining equipment will be assigned to this block and described below.

CWA50: Cost of equipment working on bauxite as waste

𝑪𝑾𝑨𝟓𝟎 = (𝑃_𝑆𝑈𝑅𝐹 × 𝑃_50 × 𝑉𝑜𝑙𝑢𝑚𝑒 × ((𝑃𝑒𝑟𝐿𝑎𝑡1 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐿1)+ (𝑃𝑒𝑟𝑐𝐵𝑢𝑙𝑑𝐿2 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐿2 × 𝑃𝑒𝑟𝑐𝐿𝑎𝑡2)) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

CWA35: Cost of equipment working on nodular bauxite as waste

𝑪𝑾𝑨𝟑𝟓 = (P_𝑆𝑈𝑅𝐹 × 𝑃_35 × 𝑉𝑜𝑙𝑢𝑚𝑒 × ((𝑃𝑒𝑟𝐵𝑢𝑙𝑑𝐶𝑙𝑎𝑦 × 𝑃𝑟𝑖𝑐𝑒𝐵𝑢𝑙𝑑𝐶𝑙𝑎𝑦) + (𝑃𝑒𝑟𝑐𝐻𝐸𝐶𝑙𝑎𝑦 × 𝑃𝑟𝑖𝑐𝑒𝐻𝐸𝐶𝑙𝑎𝑦)) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

Regarding diesel costs, when working on waste, the financial model adopts a diesel cost when working on overburden and two others when working on bauxite and nodular bauxite, named CF3DW, CDW50 and CDW35 respectively.

There are two divisions to define the diesel consumption, one on clay and another on laterite. The total cost of diesel referring to overburden will be then the sum of them (CF3DW).

For bauxite and nodular bauxite blocks that may become waste, the cost is represented by CDW50 and CDW35 for each block based on the percentage contribution of each lithotype specified in the block.

The following formulas shows how diesel consumption are calculated in the block model.

CF3DW: Cost of diesel working on waste

𝐷𝑖𝑒𝑠𝑒𝑙𝐶𝑙𝑎𝑦 = ((P_𝑆𝑈𝑅𝐹 × (𝑃_20 + 𝑃_30) × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑅𝑒𝑎𝑖𝑠 × 𝐷𝐶𝐶𝑙𝑎𝑦𝐵𝑢𝑙𝑑 × 𝑃𝑒𝑟𝑐𝐵𝑢𝑙𝑑𝐶𝑙𝑎𝑦) + ( P_𝑆𝑈𝑅𝐹 × (𝑃_20 + 𝑃_30) × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑅𝑒𝑎𝑖𝑠 × 𝐷𝐶𝐶𝑙𝑎𝑦𝐻𝐸 × 𝑃𝑒𝑟𝑐𝐻𝐸𝐶𝑙𝑎𝑦) ) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

𝐷𝑖𝑒𝑠𝑒𝑙𝐿𝑎𝑡 = (( P_𝑆𝑈𝑅𝐹 ×  𝑃_40 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑅𝑒𝑎𝑖𝑠 × 𝐷𝐶𝐿𝑎𝑡𝐵𝑢𝑙𝑑 × 𝑃𝑒𝑟𝑐𝐿𝑎𝑡1) + ( P_𝑆𝑈𝑅𝐹 × 𝑃_40 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑅𝑒𝑎𝑖𝑠 × 𝐷𝐶𝐿𝑎𝑡𝐻𝐸 × 𝑃𝑒𝑟𝑐𝐿𝑎𝑡2) ) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

𝑪𝑭𝟑𝑫𝑾 = 𝐷𝑖𝑒𝑠𝑒𝑙𝐶𝑙𝑎𝑦 + 𝐷𝑖𝑒𝑠𝑒𝑙𝐿𝑎𝑡

CDW50: Cost of diesel working on bauxite as waste

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𝑪𝑫𝑾𝟓𝟎 = (P_𝑆𝑈𝑅𝐹 × 𝑃_50 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑅𝑒𝑎𝑖𝑠 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑊𝑎𝑠𝑡𝑒) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

CDW35: Cost of diesel working on nodular bauxite as waste

𝑪𝑫𝑾𝟑𝟓 = (P_𝑆𝑈𝑅𝐹 × 𝑃_35 × 𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑅𝑒𝑎𝑖𝑠 × 𝐷𝑖𝑒𝑠𝑒𝑙𝑊𝑎𝑠𝑡𝑒) ÷ 𝑅𝑒𝑎𝑙2𝐷𝑜𝑙𝑎𝑟

Figure 12‑1: Formula used to calculate diesel cost (Alcoa, 2021)

Mining cost on waste (MCW_M) is one of main variables that impact the final pit boundaries, and it can be defined as the sum off all costs that will be mentioned below. The formula below defines the waste mining cost.

𝑴𝑪𝑾__𝑴 = (𝐹𝑎𝑐𝑡𝑊𝑎𝑠𝑡𝑒 × (𝐶𝑊𝐴35 + 𝐶𝐷𝑊35 + 𝐶𝑊𝐴50 + 𝐶𝐷𝑊50 + 𝐶5𝐵𝐿1 + 𝐶4𝐵𝐿2 + 𝐶𝐹3𝐷𝑊 + 𝐶3𝐵𝐿1 + 𝐶1𝐵𝑈𝑊 + 𝐶2𝐻𝐸𝑊)) ÷ (𝑉𝑜𝑙𝑢𝑚𝑒 × 𝐷𝑒𝑛𝑠)

Ore mine costs for bauxite and nodular bauxite blocks are determined by the sum of equipment and diesel costs, and calculated based on its lithology and named MCO_P.

𝑴𝑪𝑶__𝑷 = (𝐶𝑂𝑅35 + 𝐶𝐷𝑂35 + 𝐶𝐷𝑂50 + 𝐶𝑂𝑅50) ÷ (𝑀𝑃35𝑊 + 𝑀𝑃50𝑊)

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Each of the costs in the formula above are calculated as follows.

COR35: Haulage cost for nodular bauxite

COR35 = (P__35×volume × (CoDefor+PRDMT) × FactMass) ÷ Real2Dolar

COR50: Haulage cost for nodular bauxite

COR50 = (P__50×volume × (CoDefor+PRDMT) × FactMass) ÷ Real2Dolar

CDO35: Diesel cost for nodular bauxite

CDO35 = (P__35×volume × DieselReais × DCOre ) ÷ Real2Dolar

CDO50: Diesel cost for bauxite

CDO50 = (P__50×volume × DieselReais × DCOre) ÷ Real2Dolar

Diesel consumption for ore is calculated based on the haulage distance of the block to the crusher feeder. The calculation is done by way of a formula in Python language and shown in Figure 12‑2.

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Figure 12‑2: Formula used to calculate haulage distance (Alcoa, 2021)

Finally, the processing cost for washed and unwashed bauxite is assigned to each block. CF1 represents the cost of washed material and CF1NW for unwashed product:

𝑪𝑭𝟏 = 𝐶𝐹𝑖𝑥𝑚𝑖𝑛𝑒 + 𝐶𝑟𝑢𝑠ℎ + 𝑊𝑎𝑠ℎ + 𝑅𝑎𝑖𝑙𝑅𝑜𝑎𝑑 + 𝑃𝑜𝑟𝑡 + 𝑅𝑀 + 𝑆𝑢𝑝𝑝𝑜𝑟𝑡 + 𝑃𝐴𝐸 + 𝑂𝑡ℎ𝑒𝑟

𝑪𝑭𝟏𝑵𝑾 = 𝐶𝐹𝑖𝑥𝑚𝑖𝑛𝑒 + 𝐶𝑟𝑢𝑠ℎ + 𝑅𝑎𝑖𝑙𝑅𝑜𝑎𝑑 + 𝑃𝑜𝑟𝑡 + 𝑅𝑀 + 𝑆𝑢𝑝𝑝𝑜𝑟𝑡 + 𝑃𝐴𝐸 + 𝑂𝑡ℎ𝑒𝑟

Mining rights are included as mining areas limits. An internal offset of 50 m of the mining area is allowed for deforestation.

Costs are based on historical data, making adjustments for haulage distance. The plant recovery factor is estimated based on regression by analysing grades through laboratory work.

With all costs and revenues directly assigned to each block, the economic value is calculated for each block based on its process destination. Based on the process destination, another script is run to determine the blocks that are ore, the destination, and the boundary limit for the final pit shell.

With the final pit boundary, another script is run to adjust the proportion between washed and unwashed products based on the product budget for the following year. The same script will regularize the block height to only one block, with the height equal to the sum of the individual blocks in the same XY

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coordinate. The block will be assigned a single grade and ore type. In this process, any waste block in the middle of this column, will be diluted into the new ore block. To determine the final values for the Mineral Reserves, all blocks with height below 1.0m are excluded whilst the dilution is applied for tonnes and grades.

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14.0	Mining Methods

Juruti has been operating since 2009, with average historical annual production rates of approximately 8 Mtpa of ROM. In recent years, approximately 5.4 Mtpa of washed bauxite and 1 Mt of Direct Shipping Ore (DSO) have been produced per year.

The mine is an open pit operation and uses on-road 8x4 40 t trucks, hydraulic excavators 66 t and 74 t operating weight and D6 to D11 size dozers.

The Capiranga plateau is currently being mined and will be shortly followed by Capiranga Central and Mauari plateaus.

The mining concept is based on conventional strip mining. Each plateau is divided into panels and regular strips of 20 m width x 200 m length which can be mined after lateral accesses and box cuts are developed in advance. The operations within a strip consist of a number of sequential mining activities including land clearance, topsoil removal, overburden stripping and waste backfill and bauxite mining. Some lateral accesses were used in the past as a tailings dam.

Overburden has an average thickness of 12 m of clay and laterite. The preferred waste removal method for a thickness less than 12 m involves the use of D11T-DC dozers which push the overburden directly into the adjacent mined out strip. Thicker layers will require excavators/trucks which will remove the excess overburden thickness (greater than 12 m) so the dozers can further complete the stripping.

A suitable period of drying and consolidation of the fines will be allowed before overburden from the adjacent panel is dozed over the fines. The returned overburden surface will be contoured with dozers to create an acceptable final topography. Shortly thereafter, topsoil will be distributed over the overburden in preparation for landform rehabilitation.

A plan view of the mines is presented as Figure 13‑1 and Figure 13‑2 shows the stripping mining method as used at Juruti.

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Mauari plateau

Capiranga Central plateau

Figure 13‑1: Mines at Juruti (Alcoa, 2021)

Figure 13‑2: Schematic diagram of strip mining at Juruti (Alcoa, 2021)

Mining dilution and recovery associated with the adopted mining method are discussed in Section 12.0 above.

14.1	Geotechnical Considerations

The mining method for Juruti includes stripping an average thickness of 14.2 m for Capiranga Central and 14.7 m for Mauari of clay and laterite overburden by pushing back the material with dozers into the previously mined out strip. The bauxite is then mined out with backhoe excavators.

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The Massive bauxite thickness averages 2.9 m for Capiranga Central and 2.8 m for Mauari with a maximum of 7.7 m at Capiranga Central and 5.5 m at Mauari. The depth of the bauxite pits is therefore shallow, and the slope angles low and dozers can be used to cut the slopes. The geotechnical Modifying Factor is not a major consideration; no geotechnical parameters are applied in the mine area.

Wash plant fines are returned to the mined-out strips and stored in containment dams formed by bund walls created with overburden and strips prepared by dozers.

Overburden is pushed directly back into the previously mined strips so ex-pit waste dumps are limited.

14.2	Geotechnical and hydrogeological models

No geotechnical and hydrogeological models are used for the pit designs at Juruti.

14.3	Geomechanics, Ground Support

The depth of excavation at Juruti is shallow (20 m or less) and the method of overburden removal by pushing with dozers results in shallow slope angles of no greater than 35°. The geotechnical aspect of mine design is therefore not a major consideration for the deposit and a formal geotechnical investigation has not been completed for the open pits. SLR is satisfied that this does not preclude the estimation of Mineral Reserves. The safe operation of the pits can be properly managed through the application of appropriate work procedures and training.

The majority of the waste is backfilled by pushing the overburden back into the previously excavated cut with dozers. The geotechnical implications are limited, and the safety aspect of this process can be adequately managed through appropriate work procedures and training. The barren waste pile for Mauari plateau is designed to be constructed in 3 m lifts to a total maximum height of 12 m and overall slope angle of 14°. This is not considered significant geotechnically.

14.4	Hydrogeology

Ground water is not an issue at Juruti, and no lowering of the water table is necessary because the pits are typically very shallow. Drainage channels are placed around the plateaus to avoid rainwater flowing into the pit.

The water within the mining areas is pumped to sumps nearby and after some time of settling the water flows to natural drainage.

14.5	Mine Design

Strip mining requires the distribution of the mineable inventories into panels and strips. Small unprofitable areas are occasionally incorporated into the inventory due the limited flexibility of the stripping method. Once the decision to mine an area has been made, some marginal ore not included in the estimated reserves may get included in the mined ore tonnages.

Alcoa created several strip geometries and mining directions for each panel, selecting the best configuration from the mine scheduling viewpoint as shown in Figure 13‑3.

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Figure 13‑3: Mine design panels for Mauari (left) and Capiranga Central (right) plateaus by scheduled year (Alcoa, 2021)

The SLR QP is of the opinion that considering the style of mineralization, the average depth of the deposit, and the material characteristics of the overburden material whereby it is amenable to ripping / excavation using conventional earth-moving equipment, the strip mining method adopted at Juruti is the most appropriate method for the Mineral Reserves.

14.6	Life of Mine Plan

The current estimated life of mine (LOM) plan is shown in Table 13‑2. The planned mine production from 2022 through 2035 is expected to total approximately 128 wet Mt of ROM, potentially producing 101 wet Mt of washed and unwashed saleable product with average grades of around 47.1 % Al2O3, 3.5 % R.SiO2 and 16.5 % Fe. The strip ratio (SR) for the LOM is expected to be around 4.2 m3/t.

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Table 13‑2: Juruti Life of Mine plan

Year	Product	ROM (t)	Waste (m3)	SR (m3/t)	Bauxite (t)	Al2O3 (%)	R.SiO2 (%)	Fe (%)	Recovery (%)	Haul Distance (m)
2022	Washed	8,477,515	28,836,032	3.40	6,195,369	47.45	3.93	15.42	0.73	18,389
	DSO	812,051	4,449,920	5.48	812,051	42.57	2.91	20.97	1.00	15,958
	Total	9,289,566	40,236,207	4.33	7,007,419	46.88	3.81	16.07	0.75	18,107
2023	Washed	7,947,945	30,757,717	3.87	6,202,609	48.18	3.23	15.93	0.78	14,587
	DSO	1,300,550	7,253,179	5.58	1,300,550	42.96	3.13	21.61	1.00	15,875
	Total	9,248,495	42,881,797	4.64	7,503,159	47.28	3.21	16.92	0.81	14,810
2024	Washed	7,964,916	27,469,277	3.45	6,201,639	48.18	3.28	16.04	0.78	15,040
	DSO	1,309,555	7,538,519	5.76	1,309,555	43.05	3.15	21.63	1.00	14,776
	Total	9,274,471	39,742,755	4.29	7,511,194	47.29	3.25	17.01	0.81	14,994
2025	Washed	8,037,340	26,613,005	3.31	6,219,728	48.16	3.34	15.60	0.77	14,244
	DSO	1,290,222	8,017,726	6.21	1,290,222	43.09	3.12	21.51	1.00	16,461
	Total	9,327,562	37,658,344	4.04	7,509,950	47.29	3.30	16.62	0.81	14,625
2026	Washed	7,936,385	23,458,424	2.96	6,196,317	48.23	3.30	15.70	0.78	16,224
	DSO	1,306,462	7,795,795	5.97	1,306,462	42.73	3.24	21.97	1.00	17,213
	Total	9,242,847	36,696,943	3.97	7,502,779	47.27	3.29	16.79	0.81	16,396
2027	Washed	8,007,074	25,791,526	3.22	6,227,199	48.18	3.28	15.91	0.78	15,593
	DSO	1,284,775	6,802,790	5.29	1,284,775	42.93	3.15	21.70	1.00	15,449
	Total	9,291,849	35,469,205	3.82	7,511,974	47.29	3.26	16.90	0.81	15,568
2028	Washed	8,108,707	25,799,069	3.18	6,214,190	48.11	3.40	15.71	0.77	15,401
	DSO	1,300,911	6,926,872	5.32	1,300,911	43.26	3.14	21.14	1.00	16,957
	Total	9,409,618	35,870,845	3.81	7,515,100	47.27	3.36	16.65	0.80	15,670
2029	Washed	8,089,125	24,725,900	3.06	6,204,238	48.11	3.37	15.81	0.77	16,080
	DSO	1,298,804	7,633,683	5.88	1,298,804	43.29	3.09	21.34	1.00	16,054
	Total	9,387,930	34,553,478	3.68	7,503,042	47.28	3.32	16.77	0.80	16,076
2030	Washed	8,429,185	25,022,674	2.97	6,197,932	47.82	3.88	14.98	0.74	17,968
	DSO	1,303,225	7,619,839	5.85	1,303,225	42.47	2.73	21.73	1.00	19,096
	Total	9,732,410	38,571,071	3.96	7,501,158	46.89	3.68	16.15	0.77	18,164
2031	Washed	8,425,221	28,661,532	3.40	6,201,869	48.02	3.90	14.71	0.74	19,212
	DSO	1,298,806	8,451,648	6.51	1,298,806	41.52	2.87	22.38	1.00	19,628
	Total	9,724,027	42,860,912	4.41	7,500,674	46.89	3.72	16.04	0.77	19,284
2032	Washed	8,368,074	28,076,192	3.36	6,199,455	47.90	3.77	15.02	0.74	19,016
	DSO	1,299,520	8,350,711	6.43	1,299,520	41.99	3.03	21.62	1.00	17,933
	Total	9,667,594	42,686,186	4.42	7,498,976	46.88	3.64	16.16	0.78	18,828
2033	Washed	8,357,992	27,582,163	3.30	6,213,678	47.94	3.75	15.07	0.74	20,360
	DSO	1,292,260	8,902,551	6.89	1,292,260	41.73	2.96	21.41	1.00	20,467
	Total	9,650,252	44,918,966	4.65	7,505,937	46.87	3.62	16.16	0.78	20,378
2034	Washed	8,213,100	27,491,969	3.35	6,201,547	47.72	3.74	15.43	0.76	20,675
	DSO	1,311,130	7,732,562	5.90	1,311,130	42.93	3.10	19.68	1.00	21,233
	Total	9,524,230	39,928,990	4.19	7,512,676	46.88	3.63	16.17	0.79	20,773
2035	Washed	4,331,287	16,299,053	3.76	3,272,290	47.67	3.82	15.24	0.76	19,334
	DSO	535,688	3,459,890	6.46	535,688	43.53	3.14	18.91	1.00	19,764
	Total	4,866,976	24,367,612	5.01	3,807,979	47.08	3.73	15.75	0.78	19,395

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14.7	Infrastructure

A description of surface infrastructure facilities and services is included in Section 15.0.

14.8	Mine Equipment

The estimated requirement for primary and auxiliary mining equipment is provided in Table 13‑3.

Table 13‑3: Mining Equipment

Equipment	Units
Excavator CAT 349D	4
Excavator CAT 345-GC	2
Excavator CAT 365C	7
Excavator CAT 374F	1
On road truck Actros 4844K 8x4	42
On road truck G500 B HT 8x4	30
Front End Loader CAT 950H	1
Front End Loader CAT 980H	8
Dozer D6T	6
Dozer D8T	3
Dozer D11	16
Auxiliary Equipment	28
14.9	Manpower

The workforce of Juruti consists of company personnel and contractors. The Alcoa personnel and main contractor lists for mining operations are presented in Table 13‑4 and Table 13‑5, respectively. The number of Juruti employees required for mining operations is not expected to change significantly for the foreseeable future.

Mine production is carried out by contractors, employed on a permanent basis, while company personnel carry out the geology, planning and grade control activities. Administrative works on a 5x2 roster of 8-hour shifts while mine production staff work on 12h x 36h shifts.

Table 13‑4: Alcoa personnel

Juruti Alcoa	Total
Manager	12
Engineers and Geologists	38
Administrative Staff	77

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Juruti Alcoa	Total
Technical Staff	141
Operators	191
Interns/apprentices	26
Total	485

Table 13‑5: Contractors at Juruti

Juruti Contractors	No. of Personnel
Mine	1,136
Plant	781
Others	102
Total	2,019

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15.0	Processing and Recovery Methods
15.1	Process Description

The process plant has been in operation in 2009 and continues to produce bauxite ready for refining at an Al2O3 grade of 47.5%. The current production capacity of the process plant is 6.2 Mtpa of washed bauxite and 1.3 Mtpa of unwashed bauxite as a Direct Shipping Ore (DSO).

The overall processing requirements of bauxite from Juruti is limited and consists of primary and secondary ore crushing followed by washing. The principal objective of the processing flowsheet is to remove or reduce the fine silt and clay content within the run-of-mine material. The removed fines are initially deposited in a thickening pond for settling and water recovery (for reuse in the washing plant) then discarded in tailings ponds.

A block flow diagram of the process flowsheet is shown in Figure 14‑1.

Figure 14‑1: Block flow diagram of process (Alcoa, 2021)

15.1.1	Crushing

The bauxite, mined out in manageable pieces, is loaded into trucks, and transported to crushing circuit consisting of three stages of roller crushers. The crushed ore is transported by conveyor belts to the stockpiles, and later to the washing plant.

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The run of mine feeds the crushing circuit consisted of two tooth roller crushers operating in series, with the same operational conditions, to guarantee the specified particle size of the product at P95=75 mm. The capacity of the crushers is 844-1,097 tonnes per hour (tph). The crushing plant feed and the fine material content into the feed are controlled by mining sequencing rather than stockpiling. The crushed ore is then stockpiled and subsequently fed to the washing plant.

15.1.2	Washing

The washing plant is designed with the objective of separating the crushed bauxite into three separate size fractions (coarser than 1.18 mm, 38 µm to 1.18 mm and finer then 38 µm). The top two size fractions will constitute the washed product while the finest fraction will be final trails. The washing plant operates in two identical circuits with each circuit consists of scrubber/ trommel, screening, hydrocyclones, and filtering.

The crushed ore is washed in a scrubber with the objective of clay removal. The scrubber residence time and feed pulp density are approximately 3 minutes and 50% solids by weight. The scrubber discharge is screened at a 75 mm aperture trommel screen to remove the coarser particles from it.

The particles with size lower than 75 mm are screened in two stages with double deck screens while the particles size higher than 75 mm feed a tertiary crusher and then recirculated back to the trommel.

The oversize (+1.18 mm, -75 mm) of the secondary screening corresponds to the coarse product. The undersize (-1.18 mm) feeds a battery of hydrocyclones. The purpose of the hydrocyclones circuit is to remove the ultrafine material (-38 µm) that consisted of silica and other impurities. These ultrafine material reports to the cyclone overflow and pumped to the tailings disposal area of the circuit.  The cyclone underflow is the fine product with a size distribution of +38 µm – 1.18 mm. This product is filtered in two belt filters, with 20 m2 of area each. The filter cake (fine product) and the oversize (coarse product +1.18 mm, -75 mm) are considered as the washed bauxite products from the Juruti operation.

The tailings of the washing circuit (ultrafine material) are pumped as a dilute slurry at approximately 8 to 10% solids content to the tailing ponds.

The current global mass recovery of the plant is 75% ± 1%. The final product specification has 47.5 ± 1% of available alumina content (A.Al2O3) and 4.1 ± 0.5% of reactive silica (R.SiO2) content. The residual moisture content of the final product is 13% ± 1%.

15.2	Primary equipment list

The primary equipment list of Juruti process operation is shown in Table 14‑1.

Table 14‑1: Primary equipment list

Equipment	Quantity	Installed Power (kW)
Primary crusher	1	634
Secondary crusher	1	532
Shoe feeder	1	159
Conveyor	1	158

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Equipment	Quantity	Installed Power (kW)
Conveyor	1	129
Ore forklift	2	400
Conveyor	1	158
Belt feeder	1	120
Tertiary crusher	1	197
Conveyor	1	196
Rotary washer & fan	2	198
Rotary washer & fan	1	21
Shoe feeder	2	16
Slurry pump	2	196
Slurry pump	2	273
Slurry pump	1	80
Slurry pump	2	40
Slurry pump	2	33
Well pump	2	16
Vacuum pump for belt filter	2	121
Vibrating primary screen	4	16
Vibrating secondary screen	5	16
Vibrating screen	11	24
Belt conveyor	1	121
Belt conveyor	1	8
Belt filter	1	21
Belt conveyor	2	101
Coarse product conveyor	1	8
Belt conveyor	1	13
Belt conveyor	1	8
Intermediate Product conveyor	1	48
Fine product conveyor	2	20
Final product conveyor	1	121
Sampling belt conveyor	1	16
Runner feeder	1	24
Mobile feeder	1	20

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Equipment	Quantity	Installed Power (kW)
Air compressor	1	60
Freight elevator	1	33
Belt conveyor	1	157
Service water pump	2	40
Sealant water pump	2	60
Overhead crane	1	240
Overhead crane	1	60
15.3	Process plant requirements

The average annual power and water consumptions of the process plant are approximately 47,000 MWh and 18 Mm3.

Other consumables of the process plant include crusher liners, screen panels, cyclone liners, filter cloths and spares for feeders and conveyors. These are kept on site and replaced as part of the routine maintenance schedule according to manufacturers guidelines. The process plant is appropriately staffed with trained personnel and SLR has the opinion that the plant can continue to operate with the current staff levels.

15.4	Summary and QP opinion

The SLR QP is of the opinion that selected processing method and the flowsheet is suitable for Juruti operations. It is important to note that a significant proportion of the ore head grades meet the refinery specifications for processing in terms of A.Al2O3 grades and R.SiO2 grades. This means the majority of the ore can be directly shipped to the refinery for downstream refining/smelting without any upgrading in the mineral processing plant. The crushing circuit reduces the particle size suitable for conveying as well as to meet particle size specified by the refinery.

The remaining ore, with higher R.SiO2 content, is processed in a washing circuit to reduce the R.SiO2 content to meet the refinery specifications.

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16.0	Infrastructure

Infrastructure associated with bauxite mining operations is generally all located within the area of the Juruti Bauxite Mine, approximately 55 km south of the town of Juruti. The required infrastructure includes the following:

•	Rail siding and rail loading facilities
•	Bauxite beneficiation plant comprising ore crushing (primary and secondary) and washing (scrubbing, screening, cyclone separation, filtering) plants
•	Mine waste facilities including tailings thickening lagoons and tailings disposal ponds
•	Stockpiles and material handling including conveyors
•	Ancillary buildings including administrative and mine site offices, warehouses, laboratory, and workshops
•	Fuel station
•

Water supply system comprising water collection pumps installed on a raft in the Juruti Grande stream north on the mining infrastructure and plant area, and a water pipeline corridor of approximately 9 km. A portion of the water is also reclaimed from the tailings ponds and re-used by the beneficiation plant.

•

Power generation through Thermoelectric Units (UTE) under a power purchase agreement with Petrobras Distribuidora S.A. (Petrobras). Two units are located at the mine site and port, each supplying 13.8 kV into dedicated electrical substations. Power is distributed by overhead insulated transmission lines installed by Alcoa and downrated by secondary substations.

•	Surface water management and pumping systems, including a wastewater (effluent) treatment plant.
•	55 km off-site rail corridor connecting the mine to Juruti port and access road. The railroad is serviced by two locomotives and 26 wagons, each with a capacity of 81 tons.
•	Port facilities including rail siding, materials handling equipment/conveyors, and 4,000 tph capacity ship loader. The port can receive vessels with capacity up to 75,000-tons.

Other available infrastructure in proximity to the Juruti Bauxite Mine include accommodation in Juruti town, which provides a portion of labour for the mine, and Juruti Airport.

The following figures provide aerial photographs of key areas of the Juruti Bauxite Mine and infrastructure areas including the materials handling facilities and processing plant (Figure 15‑1), the product stockpiles and railroad (Figure 15‑2), and the ship loader at Juruti port (Figure 15‑3).

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Figure 15‑1: Aerial photograph of the crusher, stockpiles, washing plant and office facilities at the mine (Alcoa, 2021)

Figure 15‑2: Aerial photograph of the railroad and bauxite product stockpiles (Alcoa, 2021)

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Figure 15‑3: Aerial photograph of the ship loader and port at Juruti town (Alcoa, 2021)

Figure 15‑4 below illustrates the infrastructure layout of the Juruti Bauxite Mine, including the rail and road access points to the east, processing plant area, internal road networks, and the relative location of the thickening lagoon / settling pond and tailings ponds.

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Figure 15‑4: Juruti Infrastructure Layout (Alcoa, 2021)

Notes:

1.	TP refers to Tailings Ponds
2.	SP refer to Settling (Thickening) Pond
16.1	Mine Waste Management
16.1.1	Existing Tailings Storage Facilities

Tailings at the Juruti Bauxite Mine are generated from beneficiation of the bauxite ore at the processing plant which involves removing silt and clay (fine particles) by a simple washing process. The tailings of the overall washing circuit comprise the overflows of the hydrocyclones batteries. Based on an annual washed bauxite production of 6 Mtpa, the tailings generated annually are in the order of 1.93 Mtpa (dry tonnage).

The tailings disposal system from the bauxite process relies on the use of thickening ponds and tailings disposal ponds. The tailings produced in the processing of bauxite in the washing plant are fed into the thickening pond as a pulp with 6% to 8% of solid content on average. After a period of solid sedimentation, the water is pumped and reclaimed for reuse in the system. Settled solids are dredged and deposited into the tailings disposal ponds, see Figure 15‑5. The solid content of the dredged tailings is 22%. The solid content of the deposited tailings reaches 46.4% after one year and 55% long term.

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Figure 15‑5: Juruti Tailings Process (Alcoa, 2021)

Typically, the mine tailings storage facilities (TSFs) are constructed of earthen embankments, or dikes, forming an enclosure. Some impoundments are maintained at their original height, with the perimeter embankment constructed to full height before deposition begins. Others are raised over time using downstream, upstream or centerline methods, depending on the type of tailings being stored and the method of deposition used.

The Juruti Bauxite Mine currently has eight tailings storage facilities, as listed in Table 15‑1 below, which comprise one thickening pond and seven tailings disposal ponds in operation (TP1 to TP7), two of which are inactive (TP1 and TP2). The ninth tailings disposal pond (TP8) is under construction and will be delivered for operations in 2022.

Table 15‑1: List of Existing Tailings Storage Facilities at the Juruti Bauxite Mine

TSF Name	Date of Initial Operation	Current Max Height (m)	Current Tailings Storage Volume (Mm3)	5-yrs Tailings Storage Plan (Mm3)	Consequence Classification
Thickening Pond (LE)	2008	9.0	4.3	4.4	Medium
Disposal Pond TP1	2008	24.0	2.7	3.0	Medium
Disposal Pond TP2	2008	24.0	2.5	3.4	Medium

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TSF Name	Date of Initial Operation	Current Max Height (m)	Current Tailings Storage Volume (Mm3)	5-yrs Tailings Storage Plan (Mm3)	Consequence Classification
Disposal Pond TP3[2]	2013	10.0	4.8	5.5	Medium
Disposal Pond TP4	2016	14.0	2.0	2.4	Low
Disposal Pond TP5	2018	18.5	3.0	3.5	Medium
Disposal Pond TP6	2020	6.9	1.9	2.9	Medium
Disposal Pond TP7[3]	2021	18.0	0.8	4.8	Medium

Limited detailed design and/or construction documentation was available for the review, however, it is understood from the published Alcoa Corporate Tailings Impoundment Database (July 2021) that relevant engineering records including design, construction and closure are available for the facilities.

Information available on the governance of tailings management at the Juruti Bauxite Mine was initially limited to that publicly available, namely Alcoa policy documents, which were discussed via email correspondence with the Alcoa team (Alcoa, 2021) regarding current tailings management practice.

Alcoa’s global impoundment policy requires all impoundments to be planned, designed, constructed, operated, maintained, and closed in accordance with the Alcoa mandated impoundment standards and guidelines, the International Council on Mining and Metals Global Tailings Standard, or the laws and regulations of the country in which the Impoundments are located (whichever are higher). It has not been possible to verify the extent to which the policy requirements have been implemented for the management of the Juruti tailings storage facilities.

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Figure 15‑6: Aerial photograph of the Tailings Lagoon (LE) and Tailings Disposal Ponds (TP1 to TP7), (Alcoa 2021)

It is understood from published information and email correspondence with Alcoa’s team (Alcoa, 2021) that Alcoa applies a consequence rating system as guided by either local regulations or internal Alcoa requirements. For the case of the Juruti Bauxite Mine, the TSFs are classified and audited in accordance with Brazilian regulation and the Brazilian National Mining Agency standards are being used. Alcoa is currently in the process of reclassifying the consequence ratings of its tailings facilities to the Global Industry Standard on Tailings Management, with implementation planned to take place in 2025.

The tailings facilities, with the exception of TP7, which was not commissioned, were reviewed by independent experts in 2021. Updated dam-breach assessments for the TSFs were recommended in order to address the latest Brazilian Mining Agency regulation on the matter. This is currently being progressed.

It is noted that in November 2017, a partial overtopping of the crest took place in the southeast area of the thickening pond. There was no tailings flow downstream. Key stakeholders were engaged and remedial actions were implemented. SLR relies on the conclusions provided in the published database and email correspondence with Alcoa’s team and therefore provides no conclusions or opinions regarding the stability of the listed dams and impoundments.

The tailings management governance structure involves three reporting levels: the owner’s board of directors, an Accountable Executive Officer and a Responsible Person. An Accountable Executive has been appointed. A Senior Geotechnical Engineer is being appointed on site for the role of responsible tailings facility engineer (RTFE). The appointment of an engineer of record (EoR) is being considered as part of the implementation plan of GISTM requirements.

Email correspondence with Alcoa’s team (Alcoa, 2021) indicates that TSFs have operations, maintenance and surveillance (OMS) manuals, developed based on local guidelines and international best practice, as

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well as emergency response plans (ERP). Each TSF is inspected twice a month at a minimum. Triggers action response plans (TARP) are currently being updated in order to incorporate recently installed instruments as well as recent topographic survey and geotechnical data

16.1.2	Future Tailings Disposal Plan

The Juruti Tailings Master Plan (Alcoa, June 2021) for tailings management provides a 15-year plan for sustaining production with the current wet tailings disposal method. Alternative technology involving dry tailings disposal is being investigated. The base-case considers sustaining the production for at least 5 years with current technology. The potential technology switch to dry disposal is envisaged starting year 2026.

Table 15‑2 below presents the scheduled tailings facilities from 2021 until 2036. One new tailings pond is planned every two years based on current technology.

Table 15‑2: Planned Tailings Storage Facilities

Disposal Pond	Type	Capacity (Mm3)	Life (months)	Design & Construction	Operation Start
TP 8	In-pit with bauxite	6.7	26.8	2021/22	2022
TP 9	In-pit with bauxite	7.9	31.7	2022/24	2024
TP 10	Already Mined	6.4	25.6	2024/26	2026
TP 11	In-pit with bauxite	6.0	24.0	2026/28	2028
TP 12	Already Mined	6.0	24.0	2028/30	2030
TP 13	In-pit with bauxite	6.1	24.4	2030/32	2032
TP 14	Already Mined	6.0	24.0	2032/34	2034
TP 15	In-pit with bauxite	5.9	23.6	2034/36	2036
Total		51.0

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Figure 15‑7: Planned Tailings Storage Facilities construction sequence (Alcoa, 2021)

As an alternative to the base case scenario of tailings ponds construction, Alcoa is assessing other technologies to dewater and dispose of Juruti bauxite tailings. Preliminary studies show that the “dry backfill” alternative has technical and financial potential to be competitive and field tests need to be done in Juruti to confirm the assumptions and to substantiate a FEL2 development.

The “dry backfill” consists of excavated areas receiving tailings from the dredges or mechanical thickener which are disposed as a slurry in layers over large areas for solar drying for a certain period (it can vary from 30 to 90 days, depending on the seasonality). After that, the “dried tailings” are excavated, hauled to the mined areas and disposed with the overburden (Figure 15‑8). A field test is expected to take place by 4Q2022.

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Figure 15‑8: Alternative dry disposal technology (Alcoa, 2021)

16.1.3	Closure of Tailings Facilities

Alcoa’s 15-year Master Plan provides for closure of twelve tailings facilities, TP1 to TP12. Closure concepts and cost estimates based on preliminary assessment have been developed for TP1 and TP2 which will be the first facilities to be closed. The rest of the facilities will be closed progressively throughout the mine life.

The closure concept involves reshaping and capping of the tailings body with a conforming soil-fill and then topsoil before planting. External drainage and storm water management will be provided. The main objective of the closure design is geotechnical, geochemical, and biological stability.

16.1.4	Waste Rock Disposal

Disposal of mine waste involves backfilling of previously mined panels. The mining operations involve dividing the entire plateau in 200 m x 25 m panels. The overburden stripped from the panel being mined out is pushed by dozers into the previously excavated panel.

Only a small volume of the overburden excavated from the first panel is deposited in a waste dump in the Mauari Plateau. The dump is constructed in 3 m lifts to a total maximum height of 12 m and overall slope angle of 14° (Figure 15‑9).

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Figure 15‑9: Mauari Waste Dump (Alcoa, 2021)

16.2	Access Roads

As described in Section 4.0, the Juruti Bauxite Mine site is serviced by a local access road (PA-257) that heads south from Juruti town. After approximately 20 km, the road splits with the national road continuing eastwards and the mine access road continuing southwest for approximately 35 km. The final 17 km of the access road to the mine site follows the route of the dedicated rail corridor that connects the mine to Juruti port.

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Figure 15‑10: Juruti Bauxite Mine Access (SLR, 2021)

The Juruti Bauxite Mine site also has several internal site roads which have been constructed to interconnect the infrastructure and processing plant area and each of the individual mining areas (plateaus). The layout of these internal site roads is illustrated in Figure 15‑11 below.

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Figure 15‑11: Juruti Bauxite Mine internal site road layout (Alcoa, 2022)

16.3	Power

Power generation is available from two separate sources for the infrastructure area at the mine site and at the port site in Juruti town. Electrical power is provided by Thermoelectric Units (UTE) under a power purchase agreement with Petrobras Distribuidora S.A. (Petrobras), with one unit located at the processing plant facilities at the mine site and one unit located at the port facilities in Juruti town.

Electrical power is delivered at 13.8 kV, and Alcoa has installed insulated overhead transmission lines which distributes this incoming power to secondary substations. Substations lower the incoming voltage to 4.16 kV for high-power loads and 0.44 kV for low-power loads.

Electrical consumption is monitored by Soenergy, a subsidiary of Petrobras, jointly with AWA Brasil, from distribution boards on the substations located at the mine site and at the port. Secondary substations at the mine and port are also monitored for electrical consumption by Alcoa World Alumina Juruti.

16.4	Water

The primary source of water for the Juruti mining operations is the Juruti Grande stream north of the mining infrastructure and plant area, and which empties into the Amazon River, along with the Aruá River to the south of the mining areas, which empties into the Arapinus River at Cochoeira do Aruá. The Juruti Grande stream is known to represent the primary drainage system for surface water across the majority of the Juruti mining areas, with minor drainage into the Aruá River.

Figure 15‑12 below shows the raw water collection system on the Juruti Grande stream north of the infrastructure area. The collection system comprises vertical pumps installed on a raft and a water pipeline corridor of approximately 9 km.

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Figure 15‑12: Aerial photograph of the Juruti Grande water intake, looking southeast (Alcoa, 2021)

Water is collected, recycled, and reused across almost areas of the Juruti mining operations to ensure water demand can be met year-round. As described previously, tailings from the processing plant facilities are initially fed into a thickening lagoon as a pulp / slurry with typically 6-8% solids. The purpose of the thickening lagoons is to allow for sedimentation of solids and the recovery / reclaim of water. Tailings solids are dredged and deposited into separate tailings disposal ponds, at which time any additional water from further settling is also reclaimed where possible.

It has previously been demonstrated through an evaluation of the seasonal and steady-state recovery of water from the thickening pond that the system is sufficient to provide the required quantity of water for normal operation of the process (washing) plant.

Wastewater from the port and processing plant areas is managed by two effluent treatment stations (ETE). Raw and treated wastewater qualities are monitored on a monthly basis, with more detailed physical, chemical, and bacteriological parameters analysed on a quarterly basis by a certified laboratory. Analysis results are compared to values established by CONAMA (Brazilian National Environment Council) Resolution 430/2011 that provisions the conditions and standards of effluents, to ensure the discharged wastewater meets the required quality standards.

Wastewater discharge is reported to be from a single discharge point at the Port Sanitary Effluent Treatment Station into the Amazon River. This is reported by Alcoa to be in accordance with Ordinance no. 118/2011 by the ANA (National Water Agency). Other effluents are disposed of into the soil, however, in absence of reference values for this practice, Alcoa uses CONAMA 430/2011 as a reference.

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16.5	Site Buildings

Mine site buildings are principally located around the process plant area and include mine services offices, workshops, warehouses, and an on-site analytical laboratory. Additional administrative offices are located at the port in Juruti town.

16.5.1	Workshops

The Juruti area has a complete Maintenance Workshop equipped with bays for medium mobile equipment. Its construction is in a metallic structure and there is an office and a dressing room attached to the shed, built with masonry. Other facilities include the Lube Bay, the Vehicle Washing Bay, the Tire Shop, the Heavy and Light Vehicle Refueling Station, the Parking Lot, and the patio, all of which are in proximity to the General Maintenance Workshop.

16.5.2	Laboratory

All the quality control of the ore is carried out using the structures of the Juruti plant laboratory, where physical tests and assays of the entire production chain are carried out.

16.5.3	Offices

Masonry offices are grouped in the administrative areas of Juruti and its contractors. It is made up of offices for senior management, management, coordination, meetings, technicians, files, reception, and restrooms, which serve all administrative personnel.

16.5.4	Warehouses

The warehouse, built partly in masonry and partly in metallic structure, is surrounded by an outdoor area surrounded by gates. The covered area includes service desks, offices, and restrooms, and the external area for storage of materials at this time includes annexes for the storage of lubricants, fuels, and tires. The fuel storage is equipped with horizontal tanks for filtered diesel, with drainage basins and a water-oil separation system.

16.5.5	Meal Room

There is a cafeteria that serves all staff, both in-house and outsourced, and provides lunch, dinner, and snacks. Its operation is outsourced by Alcoa as is the case in Alcoa’s other operating units of the company.

16.5.6	Fire Fighting System

The firefighting water is stored in metal tanks and directed to the entire area of the Juruti plant, crusher, stock yard and offices through a pipe network.

16.5.7	Housing

Part of Alcoa’s staff resides in the urban center of Juruti so there is no need to build new accommodation in the industrial area.

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17.0	Market Studies
17.1	Overview

Alcoa Corporation is a vertically integrated aluminum company comprised of bauxite mining, alumina refining, aluminum production (smelting and casting), and energy generation.

Through direct and indirect ownership, Alcoa Corporation has 28 operating locations in nine countries around the world, situated primarily in Australia, Brazil, Canada, Iceland, Norway, Spain, and the United States. Governmental policies, laws and regulations, and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

There are three commodities in the vertically integrated system: bauxite, alumina, and aluminum, with each having their own market and related price and being impacted by their own market fundamentals. Bauxite, which contains various aluminum hydroxide minerals, is the principal raw material used to produce alumina. Bauxite is refined using the Bayer process to produce alumina, a compound of aluminum and oxygen, which in turn is the raw material used by smelters to produce aluminum metal.

Alcoa obtains bauxite from its own resources and processes over 85% of its combined bauxite production into alumina. The remainder is sold to the third-party market. In 2021, total Alcoa production was 47.8 M dmt.

Aluminum is a commodity that is traded freely on the London Metal Exchange (LME) and priced daily. Pricing for primary aluminum products is typically comprised of three components:

(i)	The published LME aluminum price for commodity grade P1020 aluminum;
(ii)	The published regional premium applicable to the delivery locale; and
(iii)	A negotiated product premium that accounts for factors such as shape and alloy.

Further, alumina is subject to market pricing through the Alumina Price Index (API), which is calculated by Alcoa based on the weighted average of a prior month’s daily spot prices published by the following three indices: CRU Metallurgical Grade Alumina Price; Platts Metals Daily Alumina PAX Price; and Metal Bulletin Non-Ferrous Metals Alumina Index. As a result, the price of both aluminum and alumina is subject to significant volatility and, therefore, influences the operating results of Alcoa Corporation.

Unlike alumina and aluminum, bauxite is not a standard commodity traded on an index. Bauxite’s grades and characteristics vary significantly by deposit location and the value of bauxite deposits for each downstream refinery could be different, based upon:

•	refinery technology;
•	the location of each refinery in relation to the deposit; and
•	the cost of related raw materials to each refinery.

As such, there is no widely accepted index for bauxite. Most bauxite traded on the third-party market is priced using a value-in-use methodology. The key assumption for the value-in-use methodology is that both the (1) offered bauxite and the (2) comparative bauxite being used in the target refinery will generate the same refining cost. As such, using the known price for the comparative bauxite used in the target

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refinery, the offered bauxite price will then be derived by considering the bauxite characteristics and quality differences between the offered and comparative bauxite.

17.1.1	Market Fundamentals

Bauxite is the principal ore of alumina (Al2O3), which is used to produce aluminum. Bauxite mining and alumina refining are the upstream operations of primary aluminum production. China is the largest third-party seaborne bauxite market and accounts for more than 90% of all bauxite traded. Bauxite is sourced primarily from Australia, Guinea, and Indonesia on the third-party market. In the long run, China is expected to continue to be the largest consumer of third-party bauxite with Guinea expected to be the majority supplier. Further, third-party traded bauxite is expected to be in surplus over the next decade, with most new mining projects announced recently being located in Guinea.

Bauxite characteristics and variations in quality heavily impact the selection of refining technology and refinery operating cost. A market bauxite with high impurities could limit the customer volume an existing refinery could use, resulting in a discount applied to the value-in-use price basis.

Besides quality and geography, market fundamentals, including macroeconomic trends; the prices of raw materials, like caustic soda and energy; the prices of alumina and aluminum; and, the cost of freight, will also play a role in bauxite prices.

17.2	Market: Juruti
17.2.1	Operation

The Juruti Bauxite Mine, located in the Amazon region of Brazil, serves primarily to supply bauxite to the integrated Alumar refinery, a joint venture between Alcoa, South32 and Rio Tinto (also located in the Amazon region of Brazil) as well as to supply third-party customers in the Atlantic region. The market for Amazon bauxite is used primarily to supply Atlantic region refineries with demand expected to be slightly in surplus over the next decade.

17.2.2	Sales Contract

The majority of Juruti bauxite is shipped internally to Alumar. The Alumar refinery has been designed to consume Amazon bauxite for its unique quality, composition, and other characteristics. In 2021, approximately 76% of Juruti bauxite was shipped to supply Alcoa’s share of the Alumar refinery. A further 13% of Juruti bauxite was shipped to meet the other Alumar partners’ obligations of the refinery. In total 89% of Juruti bauxite was shipped to the Alumar refinery. The remaining Juruti bauxite was sold externally to the third-party market. The sales contracts for these third-party sales include both near-term (1 year) and long-term (exceeding 1 year) contract terms, or spot prices.

17.2.3	Pricing

As bauxite is not reliant on an index to negotiate price, the value-in-use methodology is used as the starting point of pricing negotiations which also consider the MRN partner price formula as well as certain fixed- and formula-based prices negotiated with individual customers. Mineração Rio Do Norte (MRN) is a Brazilian bauxite mine in which Alcoa has an ownership interest. MRN bauxite price is set using the MRN

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partner price formula, which considers bauxite quality and mineralization and is linked to LME aluminum and API alumina prices. MRN partner price provides a benchmark for Juruti bauxite sales to third parties.

The transfer price mechanism from Juruti to Alumar is determined by a weighted-average price of the previous year’s third-party sales. For example, the 2021 internal transfer price from Juruti to Alumar will be the weighted-average price of 2020 third-party sales.

The average LOM selling price, for washed and unwashed bauxite product $31.66/tonne.

17.3	Contracts

Shipping contracts: The majority of Juruti volume used to supply its integrated demand is reliant on the Cabotage Model (Brazilian coastal) delivered via Panamax vessel. The cargoes/shipments are managed by Alcoa, but the services and vessels are provided by a third-party, covered mostly by long-term contracts with a few spot contracts, aiming to guarantee the number of shipments expected for the year.

Juruti volume shipped to the third-party market are usually negotiated on Free On Board (FOB) terms.

Electric power generation contract: Alcoa has a mid-term contractual agreement with a third-party to supply energy for mining operations. Pricing is based on market pricing for fuel, payable on volume consumed.

Mining contractor contract: Alcoa has a long-term contractual agreement with a third-party to perform bauxite and overburden extraction. Pricing is based on a fixed rate schedule, payable based on volume extracted.

Pre-mining clearing contract: Alcoa has a long-term contractual agreement with a third-party to provide vegetal suppression services to enable mining. Pricing is based on a fixed rate schedule, payable on area of work completed.

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18.0	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

The 2020 Alcoa Annual Report states that Alcoa is a values-based company and strives to protect the environment and work with communities where Alcoa operates. Advancing sustainability of operations is listed as one of three strategic priorities. Alcoa’s sustainability guidelines support its strategic priorities through three pillars:

•	Create shared value with the communities where Alcoa operates.
•	Reduce environmental impacts to improve the efficiency of operations.
•	Differentiate products to better meet sustainability demands.

The Juruti operations are reported by Alcoa to be certified by the Aluminum Stewardship Initiative (ASI). ASI is a comprehensive global sustainability certification program for the entire aluminum value chain. Alcoa is also a member of the International Council on Mining and Metals (ICMM), an organization focused on improving the contribution of industry to society with safe, fair, and sustainable practices.

The Juruti Bauxite Mine and supporting services areas of operations include the open cast mine and residue facility, mineral processing plant, rail, highway and harbor or port operations. The port area comprises offices, maintenance areas, a fuel station, thermoelectric power plant, seedling nursery and water and wastewater treatment plant. Mining commenced in September 2009. The mine feeds the Alumar alumina refinery in Maranhão State.

18.1	Environmental Studies

The Environmental Impact Assessment (EIA) Report for Juruti Bauxite Mine was compiled in 2004 by CNEC Engenharia SA (CNEC) to obtain a Preliminary Environmental License (LP). The EIA provided detailed baseline descriptions of the physical, biological and socio-economic environment. The report included an impact assessment which assessed all project phases and assessed impacts in terms of the nature of the impact (positive or negative), type (direct or indirect), duration, spatial extent, reversibility, temporal scale and occurrence. Alcoa provided an impact assessment matrix which is understood to match this EIA. The following impacts were noted as having a high significance:

•	Vegetation clearing (referred to as vegetation suppression in the documents reviewed).
•	Vegetation degradation by increased human activity in the area.
•	Decrease in local fauna populations due to habitat reduction.

The main mitigation measures listed are preventative and corrective and include conservation of vegetation where possible, management of vegetation clearing, rehabilitation and recovery of degraded areas, and environmental education.

Environmental Control information is presented in the annual Environmental Reports submitted to the regulator. The annual reports refer to a Social and Environmental Management Plan (PGSA), which was prepared by Alcoa based on the requirements of its operation license. SLR was not provided with this

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PGSA, however the annual reports include information on the control plans for air quality, water quality and drainage, solid waste management, ecology, heritage resources, erosion management and social aspects. The controls mentioned are mainly monitoring, and dust suppression in the air quality control information section. Juruti has implemented management processes for vegetation removal and rescue of fauna and for rehabilitation and recovery of degraded areas and monitoring thereof. These management processes therefore focus on the impacts that were identified as having a high significance in the EIA. The annual reports provide a significant level of detail on these activities.

18.2	Environmental Monitoring

Environmental monitoring is described in the 2020 and 2021 Annual Environmental Reports.  This is summarized below.

18.2.1	Climatic

Climatological monitoring is conducted at the port facility and at the mineral processing facility.

18.2.2	Air Quality

Air quality monitoring includes:

•	Dust monitoring at the port area and Capiranga Base occurs every 6 days and every 3 months at the Jauari Community.
•	Carbon monoxide, nitrogen oxides (NOx), and sulphur dioxide (SO2) emissions are determined at Alcoa's Port and Beneficiation power generation units monthly through estimates by mass balance.
•	Particulate matter is monitored at the generators and mobile sources (vehicles and diesel equipment) through visual inspection made with reference to the Ringelmann scale.
•

Measurements of NOx and SO2 gases from diesel used in locomotives is determined quarterly, with the use of testing equipment, aiming at controlling the emissions of pollutants from the burning of diesel.

Air quality monitoring was suspended in September 2019 at two monitoring points due to the position of the Association of Communities of the Juruti Velho Region (Acorjuve).  Monitoring resumed in April 2021 when an agreement was apparently reached between the parties. In 2020 the pandemic further impacted monitoring activities. Air quality monitoring data is analyzed using the Pollutant Standards Index (PSI) of the United States Environmental Protection Agency (US EPA). Air quality monitoring data is compared with the legal limits for inhabited areas aiming at community comfort as specified in CONAMA Resolution No. 1/1990. Alcoa reported no exceedance of these limits when sampling was possible.

18.2.3	Noise

Noise monitoring is conducted on a quarterly basis during the day and night at six monitoring points in surrounding communities. These include the Terra Preta, Lago Preto, Jauari Community, Capiranga, São Pedro and Café Torrado. Noise monitoring was suspended in September 2019 for approximately 18 months at two monitoring points due to the position of the Association of Communities of the Juruti Velho Region (Acorjuve), as described above.  In 2020 the pandemic further impacted monitoring activities.  Noise monitoring data is compared with the legal limits for inhabited areas aiming at community comfort

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as specified in CONAMA Resolution No. 1/1990.  Alcoa reported some exceedances of these limits but attributed these to community and traffic noise not associated with the Juruti operations.

18.2.4	Surface Water

Surface water monitoring includes monthly in-situ monitoring for pH, dissolved oxygen, electrical conductivity and turbidity; and quarterly sampling and lab analysis of a set a parameters including metals and salts at 35 monitoring points.  These monitoring points are located upstream (reference points) and downstream of operations and activities, not just at the mine site but at the port, along railway and highways used, and in communities.  Water quality results are compared with the water quality guidelines for Class 2 watercourses specified in CONAMA Resolution No. 357/2005. Two monitoring points are in the Amazon River and show different results when compared to the other monitoring points.  Alcoa reported that monitoring results complied with the maximum allowed values in CONAMA Resolution No. 357/2005.  It was noted that some monitoring results were influenced by the geology of the area and the natural characteristics of the Amazon River.  Monitoring was disrupted on a few occasions due to health and safety risks.

Effluent is discharged from the domestic or sewage wastewater treatment plant into the Amazon River at the port in accordance with Ordinance n. 118/2011 issued by the National Water Agency.  This effluent is monitored monthly using in-situ monitoring for pH, dissolved oxygen, and electrical conductivity, and quarterly sampling is conducted when samples are sent for lab analysis.  Monitoring results are compared with the limits specified in CONAMA Resolution No. 430/2011 and Alcoa reported no exceedances.  The mining area also has a sewage wastewater treatment plant, and this effluent is discharged to land.  There are no effluent quality requirements specified in the law for land disposal, however Alcoa monitors the effluent quality and uses the CONAMA Resolution No. 430/2011 limits to compare with the results of this monitoring and noted some exceedance of ammonia and nitrogen.

Monitoring is also conducted within the mine water circuit in the operational areas, but this monitoring is aimed at understanding the quality of water for reuse within the water circuit.  These include:

•	Fines retention pond which receives runoff from the port area.
•	Waste disposal site treatment ponds.
•	Mineral processing plant sewage treatment plant.
•	Mineral processing plant oil separation system.
•	Bauxite washing plant (no chemicals used in this process).
•	Port oil separation system.
18.2.5	Groundwater

Groundwater monitoring is conducted in the shallow aquifer using in-situ monitoring for pH, dissolved oxygen, electrical conductivity and turbidity; and quarterly sampling and lab analysis of a selected metals and salts, as well as coliforms at 18 monitoring points.  The monitoring points are located at the mining area, processing plant and port operations.  Water quality results are compared with the water quality guidelines for Class 2 watercourses specified in CONAMA Resolution No. 396/2008.   Alcoa reported that monitoring results generally complied with the maximum allowed values in CONAMA Resolution No. 396/2008, although aluminum and iron concentrations exceeded the limits but are ascribed to the natural geology in the area.

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18.2.6	Ecology

Detailed ecological monitoring is conducted following specific procedures developed by Alcoa as referenced in the 2021 Annual Environmental Report.  Fauna inventories and periodic seasonal surveys to trap, mark and release fauna are conducted.  Animal mortalities are recorded as well.  Vegetation monitoring is conducted in affected areas as well as in rehabilitated or recovered areas.  Aquatic fauna monitoring is conducted at 17 monitoring points.

18.3	Waste and Tailings Disposal, and Site Monitoring

The tailings storage facilities are covered by the National Dam Safety Policy (PNSB). According to Art. 16 and Art. 18 of Ordinance No. 70,389/2017, the operator must carry out routine inspections of the facilities under his responsibility, at least once every two weeks. Inspections are recorded in a Regular Inspection Form. They are performed by qualified staff trained to identify deviations from standards and anomalies that could potentially or immediately affect the safety of the TSF.

Visual inspections are essential activities for the assessment of the safety status of structures, since they allow the detection of signs of potential instabilities, as well as any other anomalies. The Regular Safety Inspection Form is filled in the SIGBM (Integrated Mining Dam Safety Management System), a management system which has been developed with the objective of managing mining dams in the national territory by the Brazilian National Mining Agency.

The frequency of visual inspections is necessary to maintain adequate operation of the tailings disposal system and to obtain a history of the behavior of the structures. In the event of an anomaly, the inspection frequency is intensified. Visual inspections are classified according to the level of complexity and severity of the situation being faced. In the event of a trigger anomaly, emergency actions will follow the procedures established in the Emergency Action Plan for Mining Dams.

To comply with Law 12,334, of the 20th of September 2010, TSF safety audits must be carried out every six months. Declarations of Stability are presented on by the 30th of March and the 30th of September each year.

As part of its Environmental Education Program, the company has a specific campaign on TSF safety. The campaign’s objective is to inform internal staff and the external public about the TSFs function as part of the company’s operation, their structures, the risks they pose, the safety control procedures and monitoring carried out by the company to ensure the integrity of the TSFs and the environmental protection.

Alcoa samples the tailings in the thickening pond to characterize this waste material on an annual basis. According to a report dated October 2021, the results comply with the Brazilian Association of Technical Standards 10004 (November 2004) and the tailings material was determined to be inert.

Juruti has a small waste rock dump from the first boxcut. This facility does not have stability concerns due to its limited size. No further information is available on this facility.

18.4	Water Management

Juruti has a mine drainage or stormwater management plan for three phases, pre-mining, operations, and post-mining (Alcoa, 2021).  The 2021 Annual Environmental Report describes mining progress for the period and states that there were no issues of excessive water accumulation. The report describes

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maintenance activities completed and the construction of drainage basins in the operational areas as required by the plan. The report also describes water balance and stability monitoring in the main containment dams as required by the operating licence.

Alcoa provided a brief presentation file which describes water management focussed on the tailings and impoundments.  Wastewater is generated in the washing plant. This flow is monitored and there are control measures to ensure that there is no discharge, and the water is reused.  Some effluent is discharged to the Amazon River, this is understood to be from the sewage treatment plant at the port, and the effluent meets applicable discharge criteria. Alcoa provided a water balance flow diagrams for the mine and the port and these confirm the discharge of treated sewage effluent into the Amazon River, and additional discharge of treated sewage effluent to land in the mining area.  It should be noted that there are various uncertainties and limitations noted in the water balance and supporting information. Notably, infiltration and evaporation data are highly uncertain, and these have been balanced so that inputs equal outputs.  The densification of tailings in the ponds is also noted to be variable. The information made available in the water balance cannot be verified by SLR.

The hydrogeology section 13.4 describes water management in the mining areas.  The operation does not lower the groundwater level because the mine in shallow.  Instead, water inside the mining areas is pumped to sumps nearby, allowed to settle out and then released to natural drainage.

18.5	Waste (Non-Mineralized) Management

Alcoa reports in the 2021 Annual Environmental Report that the Juruti Solid Waste Management Program addresses all phases of waste management, namely waste generation, separation, collection, reuse and recycling, temporary storage and final disposal. A licenced contractor with extensive experience in the field of waste management implements the program under supervision from Alcoa.

Alcoa has a solid waste management team comprising company representatives. This group meets monthly, and their main activities include education campaigns, field inspections, identification of non-conformances and preparation of correction action plans, and mapping opportunities for waste reduction.  Alcoa has developed and regularly updates a detailed waste inventory.  The 2021 Annual Environmental Report lists a series of procedures for waste management.

The waste disposal area is located between the port and the beneficiation plant. It is approximately 50 hectares in size. Sorting is conducted at the waste site to separate out recyclable materials.  Hazardous waste is stored in metal drums in a designated shed until collection by a licenced contractor for treatment.  Organic material is used in compost and in a landfill cell with effluent collection and treatment systems.  The landfill ultimately receives solid waste classified as non-recyclable and non-hazardous and includes dehydrated sludge from the sewage treatment plants. Waste is covered with soil daily.

18.6	Project Permitting
18.6.1	Legal framework

In Brazil, Mineral Resources are the property of the Federal Government. The Mineral Resource rights are separated from surface property ownership.  Exploration and mining activities can be executed by private entities, through an authorization or a concession granted by the Federal Government, thereby offering to the concessionaire the guarantee of ownership of the mining product.

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The Mining Code (Decree No. 227, dated February 28, 1967 - Mining Code (modified by Law 7.805 dated 18 July 1989 and recently modified by Law 14.066 dated 30 September 2020) and its regulation (Decree No. 9.406 dated June 12, 2018) provide for the rights related to Mineral Resources, the legal regimes for their exploration and development, and establish the norms on government inspection of the mineral industry. Furthermore, the Mining Code and its regulations establish, among other things, the classification of mines, exploration, mining, surface owner rights, sanctions, and cancellation.

Resolution No. 237 of the Conselho Nacional de Meio Ambiente (CONAMA, the National Environmental Council), dated December 19, 1997, provides that any mineral activity shall be subject to:

•	An environmental licensing process.
•	An environmental impact assessment.
•	Restoration of degraded areas.

Companies which conduct activities considered as potentially polluting or utilizing natural resources, such as mining, must be registered with the Federal Environmental Agency called Agência Ambiental Federal (IBAMA), as per IBAMA Normative Instruction No. 6 dated March 15, 2013. Companies must hold the applicable Technical Registers and pay the environmental fees (TCFA – Taxa de Controle e Fiscalização Ambiental) on a quarterly basis. Annual reports must be submitted to the federal agency by March every year.

Environmental permitting is required for the following project phases:

•

A Preliminary Permit (LP – Licença Prévia) must be obtained prior to the planning stage. An Environmental Impact Assessment (EIA – Estudo de Impacto Ambiental) must be conducted, and the respective Environmental Impact Report (Relatório de Impacto Ambiental - RIMA) must also be completed. The EIA/RIMA must be submitted for approval by the competent environmental agency, together with a plan for recovery of degraded areas.

•	At the development stage, the Installation Permit (LI – Licença de Instalação) must be obtained to allow the installation of all buildings, equipment, machines, etc.
•

At the mining stage, another permit must be obtained, the Operating Permit (LO – Licença de Operação), which must be issued authorizing the mining operations. Permit renewals must be applied 120 days prior to the permit expiration and any modifications or expansions must be preceded by permitting, as legally required.

18.6.2	Juruti approvals

SLR and Brazilian consultancy Antithesis reviewed the Juruti approvals and gained an understanding of the Juruti areas of operations and activities by reviewing the 2021 Annual Environmental Report.  The table below lists the approvals currently held by Juruti.  One permit listed was not provided for review, namely the Vegetation Suppression (clearing or removal) Authorization No. 4332/2020 (item 22 in the table below).

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Table 17‑1: Environmental Approvals

Item #	Permit	Validity	Regulation	Description
1	Authorization # 4726/2021	February 25, 2022	Law 5457/1988, Law 5752, 1993, 7.026/2007 and 5.887/1995	Suppressing (clearing or removal) vegetation in an area of 5,669.77 ha at Juruti Bauxite Mine.
2	Operating Permit # 1658/2008	October 10, 2012 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Water and wastewater treatment at the beneficiation area
3	Operating Permit # 3262/2010	February 07, 2014 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Class II Industrial Landfill and a screening and compost plant operated by Omnia Minérios Ltda.
4	Operating Permit # 7405/2015	August 27, 2018 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Mineral research (exploration) referring to DNPM process # 808.953/1975, 751.777/1996 and 850.580/2003.
5	Operating Permit # 8105/2013	December 19, 2016 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Water Treatment Plant to treat water abstracted from two groundwater wells (240m³/day) at the Port.
6	Operating Permit # 12148/2020	March 31, 2024	State Laws 5752/1993, 7026/2007 and 5887/1995	Wildlife Recovery Center at Juruti Bauxite Mine.
7	Operating Permit # 11122/2018	April 26, 2019 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Disposal Pond No. 3 (LD 3) after the first increase in capacity (2,710,000 m³ capacity).
8	Operating Permit # 10606/2017	March 28, 2019 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Disposal Pond No. 4 (LD 4) (2,360,639.37 m³ capacity).
9	Operating Permit # 11658/2019	May 01, 2022	State Laws 5752/1993, 7026/2007 and 5887/1995	Disposal Pond No. 5 (LD 5) (3,504,352.00 m³ capacity)
10	Operating Permit # 8629/2014	May 15, 2016 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Disposal Pond Nos. 1, 2 and 3 (LD 1, LD 2 and LD 3) + Thickening Pond (total operational volume of 12.15 million m³)
11	Operating Permit # 3113/2009	September 17, 2013 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Mineral Research (exploration) referring to DNPM process # 808.954/1975, 850.010/1991 and 850.011/1991

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Item #	Permit	Validity	Regulation	Description
12	Operating Permit n. 9638/2015	January 28, 2018 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Bauxite Extraction (9.2 Mtpa of bauxite ore) and disposal of construction debris (lavra 04)
13	Operating Permit n. 9636/2015	December 01, 2017 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Bauxite Beneficiation (5.0 Mtpa of bauxite – washed dry base and 2.5 Mtpa of bauxite – crushed dry base)
14	Operating Permit n. 9273/2015	May 26, 2018 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Port operations at the Juruti Bauxite Mine, including equipment required for the operations.
15	Operating Permit n. 8995/2015	January 27, 2018 (renewal lodged)	State Laws 5752/1993, 7026/2007 and 5887/1995	Railway operations (55 km expansion).
16	Operating Permit n. 12858/2021	June 25, 2023	State Laws 5752/1993, 7026/2007 and 5887/1995	Disposal Pond 6 – LD 6 with a capacity of 3,001,330 m³
17	Operating Permit n. 12986/2021	August 30, 2022	State Laws 5752/1993, 7026/2007 and 5887/1995	Disposal Pond 7 – LD 7 with a capacity of 4,648,164 m³
18	Operating Permit n. 12444/2020	October 14, 2025	State Laws 5752/1993, 7026/2007 and 5887/1995	Wastewater Treatment Plant located at Juruti Bauxite Mine
19	Operating Permit n. 12437/2020	October 14, 2025	State Laws 5752/1993, 7026/2007 and 5887/1995	Fuel Station at the beneficiation area, including two aboveground storage tanks with 15 m³ each.
20	Operating Permit n. 12440/2020	October 14, 2025	State Laws 5752/1993, 7026/2007 and 5887/1995	Fuel Station at the Juruti Bauxite Mine, including two aboveground storage tanks with 15m ³ each.
21	Vegetation Suppression Authorization n. 3826/2018	November 21, 2021	State Laws 5752/1993, 7026/2007 and 5887/1995	Supressing (removal of) vegetation for mineral exploration activities (125.20 ha)
22	Vegetation Suppression Authorization n. 4332/2020	February 26, 2022	State Laws 5752/1993, 7026/2007 and 5887/1995	Supressing (removal of) vegetation for mineral operations, exploration and geotechnical drilling for CAPEX project (bridge).

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Item #	Permit	Validity	Regulation	Description
23	Fauna Authorization n. 4471/2020	August 25, 2021 (Replaced by Authorization 4825/2021)	State Laws 5752/1993, 7026/2007 and 5887/1995	Fauna activities at the Juruti Bauxite Mine.
24	Fauna Authorization n. 4578/2020	November 27, 2021 (Replaced by Authorization 4873/2021 which expires November 30, 2022)	State Laws 5752/1993, 7026/2007 and 5887/1995	Fauna activities at the Juruti Bauxite Mine.
25	Fauna Authorization n. 4825/2021	October 01, 2022	State Laws 5752/1993, 7026/2007 and 5887/1995	Fauna activities at the Juruti Bauxite Mine.

Juruti also has an Exemption Certificate issued by the Federal Water Agency (ANA) on February 18, 2021, exempting Alcoa from requiring a discharge permit as the discharge was considered as “not having a significant impact”. The certificate specifically allows the discharge of a maximum of 1.44 kg/day of organic matter into the Amazonas River within the Juruti municipal area.

The following conclusions are made regarding the Juruti approvals:

•	24 approvals were provided for review and 14 were noted to have reached the expiry dates on the permits.
•

Alcoa indicated that renewal applications were lodged within the legal timeframe for renewals (120 days prior to expiration) for approvals 2 – 5, 7, 8, 10 and 12 – 15. These permit renewals are long overdue.  Alcoa has indicated that the company does engage with the regulators regularly on these overdue renewals and includes a list of these in the annual report submitted to the regulators, however the lack of capacity at the regulator is a significant issue in the State of Pará.

•

Alcoa has confirmed that replacement permits were not required for the vegetation suppression permits once vegetation removal was completed (items 21 and 22).  These permits cannot be renewed but must be applied for each year they are required.

•	Items 9, 17 and 25 have expiry dates in 2022 and therefore renewals must be lodged 120 days prior to expiry.
•

Alcoa has indicated that all the required permits are in place.  It is noted that the two thermo-electric plants (one at the beneficiation plant and the other at the port) are operated and licensed by Petrobras, a separate company.  Alcoa has additionally indicated that no specific licence is required for the seedling nursey at the port.

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18.6.3	Compliance

Alcoa submits an Annual Environmental Report in compliance with the Juruti operating licenses and approvals. This report includes detailed descriptions of activities undertaken for the year and environmental and social monitoring.  No significant compliance issues were identified in the 2019/2020 and 2020/2021 Annual Environmental Reports.

Alcoa conducted an environmental assessment on the impacts of two environmental incidents that occurred in December 2020 and March 2021.  These incidents occurred during heavy rainfall over 24 hours which led to siltation of downstream watercourses.  The assessment was comprehensive and addressed ecology, water, and social impacts.  Alcoa has therefore demonstrated that the mine reports and addresses non-compliance issues and incidents.

18.7	Social or Community Requirements
18.7.1	Stakeholders

Alcoa has defined its area of influence, and this includes the municipality of Juruti and communities surrounding the Grande River.  The nearest major urban center is Santarém which lies some 200 km away from the mine by boat.  Alcoa has not provided information on stakeholders identified other than Alcoa technical teams.  The external audit report compiled in 2019 indicates that there are no influences of the project operations on indigenous areas.

18.7.2	Indigenous Communities

The external audit report compiled in 2019 indicates that there are no influences of the Project operations on Indigenous areas.  Alcoa has confirmed that are no Indigenous Communities or escaped slave (Quilombola) communities directly affected by the Juruti Mine.  However, there are agro-extractive traditional communities that are affected and are included in the list of groups covered by the concept of “Indigenous people” in terms of the Indigenous and Tribal Peoples Convention (ILO Convention) 169 of 1989, to which Brazil is a signatory. Alcoa therefore consulted with and established agreements with the traditional communities in Juruti Velho.  These communities are represented by the Association of Communities of the Juruti Velho Region (Acorjuve) and this representation includes landownership rights.  Juruti Velho has a population of approximately 9,900 people (21% of the overall population of the municipality of Juruti) and includes 56 settlements located near the mining operations (Alcoa, 2020).

In February 2018, Acorjuve, the National Institute of Colonization and Agrarian Reform (INCRA), federal and state regulators and Alcoa signed a social, environmental, and economic agreement on common land use, shared value and sustainable mining in the Amazon region. This followed a comprehensive study to evaluate compensation for loss and damages that was completed in late 2014.  Alcoa agreed to pay US$ 5.3 M in compensation for the 2006 to 2010 period. The parties agreed that this amount and the royalties paid to Acorjuve would be managed by a foundation to ensure transparency and good governance in accordance with recommendations issued in February 2015 by federal and state regulators.  Alcoa indicated that INCRA also granted land titles to the communities through the agreement process.

Alcoa states in its 2020 Sustainability report that in the third quarter of 2019, the representatives of Acorjuve decided not to follow the agreed-upon path to transition proceeds to the foundation. In 2020, Alcoa again approached the association to return to the negotiation table and work toward the execution

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of the agreement signed in 2018, but the association declined. Along with the other participants in the negotiations, Alcoa states that it continues to urge the association to engage in dialogue with the expectation of completing the foundation’s by-laws as soon as possible.

According to the 2020 Sustainability Report, from mine start-up in October 2009 through December 2019, Alcoa paid US$ 25.1 M in royalties to Acorjuve (Alcoa, 2020). Alcoa provided SLR with an updated figure of US$ 27.2 M paid in royalties until December 2021.

18.7.3	Land use agreements

The external audit report compiled in 2019 indicates that Alcoa has mining concessions and agreements with surface owners for implementation of activities. Alcoa works with the consent of the surface owners and there is no current need to purchase third-party land. In February 2018 Alcoa entered into an agreement on shared land use as described in the section above.

18.7.4	Resettlement

Port development necessitated the relocation of 32 families. Alcoa reports on monitoring of three families who remain vulnerable in the 2019/2020 and 2020/2021 Annual Environmental Reports.  This monitoring is required by the operating license. Each family’s employment and income are monitored.  Alcoa makes some effort to obtain employment for some family members in contracted companies.

18.7.5	Social or community relations

SLR conducted an internet search and found an account of land protests launched by the traditional riverine settlers represented by Acorjuve against Alcoa in 2009. Approximately 1,500 people blockaded the road linking the town of Juruti to the mine on 28 January 2009. The government was reported to grant full collective land rights, and Alcoa agreed to pay rent for occupying community land, compensate for losses and damages, and give locals an annual share in the mine profits. Alcoa has shared information on the compensation programs implemented with SLR and this is discussed at the end of this section.

The 2021 Annual Environmental Report describes how Alcoa disseminates information to communities using advertising, social media platforms and radio.  Information on COVID-19 has been disseminated in this way. Alcoa also conducts environmental education campaigns in local communities. SLR understands that communities can raise grievances via a formalised complaint system. It is noted that Acorjuve remains active in the area and submitted a letter in September 2019 in which the community objected to the social programs and dissemination of information from Alcoa, stating that the company used photos of their communities and children without authorization in the information Alcoa disseminated. In this letter Acorjuve requested a meeting with Alcoa representatives to address these issues. Alcoa reportedly came to an agreement with the parties and environmental monitoring and dissemination of information resumed in April 2021.

18.7.6	COVID-19 pandemic response

Alcoa conducted internal campaigns on COVID-19 aimed at educating its employees on the illness and prevention measures.  Alcoa reported that it mobilized to transport oxygen cylinders between Juruti and Belém to support the treatment of patients.

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18.7.7	Local hiring

The EIA identified the needs for strengthening education levels in the municipal area and promoting   employability of professionals in the region.  Alcoa therefore developed and implements a labor training program in partnership with the National Industrial Apprenticeship Service of Pará (SENAI).  The 2021 Environmental Report includes information on training completed and planned.  Examples of these courses include functional English, administrative assistant, technician courses in mining mechanics and electronics, as well as a technical qualification in chemistry.  All professionals who complete the courses are evaluated by SENAI and Alcoa with the aim of including them in Alcoa’s and SENAI's talent pool. As of August 2021, 10,089 students were trained by the partnership, in more than 100 different courses, distributed in 606 classes, in a total 113,652 hours/class. Among the students from Juruti, 36% are women and 64% men.

Regarding employment of local people, the 2021 Annual Environmental Report provides information on the workforce and how employment of local skilled and unskilled labor is being achieved.  There were 464 jobs at the mine with 33% of these being held by people in the municipal area, and 39% held by people within the State of Pará. The report indicates that there were 1,961 indirect jobs with 52% being held by people in the municipal area, and 31% held by people within the State of Pará.  These percentages have increased slightly from those reported in the 2020 Annual Environmental Report.  Alcoa therefore reports that the labor training program is resulting in more local hiring.

18.7.8	Local Procurement

Alcoa has a draft Local Procurement Policy aimed at adding value to Indigenous and land-connected people and the local economy.  Alcoa implements a program to promote the participation of local and regional suppliers in economic activities resulting from the mining activities.  Some detail is provided in the 2021 Annual Environmental Report. Alcoa reported that it invested approximately US$ 213 M in local and regional services in that year.   Alcoa provided a list of activities to be initiated in 2022 to support local supplier capacity building and partnering with local businesses.

18.7.9	Socio-economic programs

In response to an information request from SLR, Alcoa has indicated that it implements a “Positive Agenda” which corresponds to a series of complementary actions that have been developed jointly with the Juruti town administration and the local community to improve the quality of life of the local population by supporting and encouraging the carrying out of rural and urban infrastructure building works and other actions for strengthening health, education, culture, the environment, public security and justice and social assistance. This is referred to as a Collective Compensation Matrix.  Participants in the implementation and monitoring of these programs include APRAS (Association of Rural Producers of the Socó I settlement), INCRA, workers union, Juruti Municipality and Alcoa.  Completed actions include training of the community for agriculture, forest and timber management, infrastructure maintenance, monitoring of surface water, recover of degraded areas, construction and equipping of a hospital in Juruti, expansion of St. Peters school and construction of a new school in Café Torrado, construction of roads, construction of a community center in St. Peters amongst others.  Alcoa indicated that 50 initiatives were concluded and four are still in progress.  The 50 initiatives are listed in the 2020 closure plan.  The four in progress include the labor training and local supplier initiatives discussed above, and these three programs:

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•

Support for family farming: This program is aimed at encouraging and supporting family farming in the region, promoting agricultural diversification, and keeping the families in the countryside by using rational and environmentally sustainable practices.

•

Non-Timber Forest Management Program: This program aims to conserve natural resources and the generation of income for rural communities, this program encourages the sustainable exploitation of forest resources. Nurseries are used to source vegetation for the rehabilitation of mined-out areas.

•

Heritage education: this program was developed by Scientia Consultoria Científica (a scientific consultancy) in a partnership with Alcoa and conducts heritage education activities in Juruti. The activities were carried out jointly with the Municipal Departments of Education with the active participation of teachers, students, and communities.

18.8	Mine Closure Requirements

All mines must have a Mining Closure Plan, known as a Plano de Fechamento de Mina (PFM), which is required by the National Mineral Agency (ANM) Resolution #68/2021.  This plan must include all procedures to be followed for the decommissioning of the mine operations after the end of beneficiation and extraction activities, including the removal of all structures and recovery and preparation of the area for further use. This plan must also include the financial aspects related to the mine rehabilitation and closure. According to ANM Resolution, this plan must include maps and photographs of the area, pictures presenting the current situation of the area, description of the historical activities, existing structures, decommissioning project, planned monitoring activities, rehabilitation actions done and planned, financial schedule including pre-closure, closure and post-closure, general characterization of the area, risks evaluation, plans for structures removal and stabilization, measures to avoid unauthorized access and guidelines for the future use of the area.

Alcoa has compiled a 2020/2025 updated closure plan which addresses closure and post-closure.  This plan also discusses the management measures being implemented during operations to manage impacts with a view towards closure.  Closure objectives are not clearly stated in the plan.  In general, most structures will be removed, and the areas rehabilitated.  Waste will be disposed of responsibly.  Key infrastructure will be dealt with as follows:

•

Open cast mine: The mining area is progressively rehabilitated during strip mining and rehabilitation of mined-out areas during operations.  Post-closure monitoring will be implemented but has not yet been defined.

•

Mineral processing plant:  The plant will be disassembled, and structures and equipment will be removed, concrete and masonry structures will be demolished.  The area will be rehabilitated and revegetated with native plant species.  Post-closure monitoring will be implemented but has not yet been defined.

•

Class II industrial landfill: The landfill will be sealed to prevent water ingress and the pollution control dam will be drained and the area rehabilitated and revegetated with native plant species.  Post-closure monitoring will be implemented but has not yet been defined.

•

Effluent treatment plant:  Concrete structures will be demolished, and ponds will be drained.  The area will be rehabilitated and revegetated with native plant species.  Post-closure monitoring will be implemented but has not yet been defined.

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The closure plan does not describe how the tailings storage facilities or the waste rock dump will be decommissioned and closed. The tailings closure is however described in Section 15.1.3 of this report.

The closure plan lists potential socio-economic impacts from closure and indicates that a management plan will be developed to manage these impacts.

Post-closure monitoring will include surface and groundwater, soil and fauna and flora in rehabilitated areas.  The specific monitoring plans will be developed in the future.

The closure plan concludes that Alcoa aims to close the Juruti Bauxite Mine and supporting infrastructure in accordance with best practices and respond adequately to the demands of environmental protection and social responsibility, meeting legal obligations and contributing to the sustainability of the Juruti municipality and surroundings.  Alcoa participates in and contributes to funding of sustainability project of the Sustainable Juruti Institute (IJUS), a civil society organization of public interest.

The 2020 closure plan does not include a rehabilitation and closure cost. Alcoa has however provided a separate cost in excel format. A mine closure plan has been prepared by Alcoa and total LOM costs are estimated to be $62.0 million.

The closure plan will be revised every five years or when changes are made to the mining activities or legal requirements to warrant an update sooner.

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19.0	Capital and Operating Costs
19.1	Capital Costs

The operation is well-established and since the LOM plan does not envisage any significant change of the mining and production rate, capital expenditures anticipated by Alcoa are related to sustaining the current operations.

An estimated $183.5 million is required for the construction of new tailings storage facilities, of which one new facility is needed every two years of future mine life. Other sustaining capital over the remaining LOM is estimated to be $135.4 million. Allowances are included for the construction of new haul roads and the costs of establishing future mining operations on the Capiranga Central Plateau.

The operational costs for opening up new box cuts to sustain production amount to $114.6 million.

Alcoa’s sustaining and capital estimates for Juruti are derived from annual budgets and historical actuals over the long life of the current operation.  According to the American Association of Cost Engineers (AACE) International, these estimates would be classified as Class 1 with an accuracy range of ‑3% to -10% to +3% to +15%.

The mining area is progressively rehabilitated during mining with on-going rehabilitation of mined-out areas. A mine closure plan has been prepared by Alcoa and total LOM costs are estimated to be $62.0million.

19.2	Operating Costs

Mine production is carried out by contractors. Company personnel carry out the geology, planning and grade control activities. Administrative and technical support personnel work on a five by two, 8-hour shift roster while mine production staff work 12-hour shifts.

Operating expenditures include labour, fuel, energy, contracted services, mining contracts, maintenance, processing, transportation and offsite services.

Table 18‑1: LOM Operating Costs

Cost Centre	2022 ($/t product)	LOM Average ($/t product)
Mining	5.56	5.91
Processing	1.78	2.11
General & Administration	2.97	3.54
Concentrate Rail Freight Cost	0.61	0.75
Transportation Cost	2.17	2.59
Total Cost	13.09	14.90

The workforce of Juruti consists of company personnel and contractors. The Alcoa personnel and main contractor lists for mining operations are presented elsewhere in Table 13‑4 and Table 13‑5, respectively. The number of Juruti employees required for mining operations is not expected to change significantly for the foreseeable future.

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20.0	Economic Analysis
20.1	Economic Criteria

Alcoa prepares a rolling annualised LOM plan for the Juruti operations, which is updated annually. The current LOM plan for 2022 to 2035 is shown in Table 13‑1: Mining Equipment

Table 13‑2.

An un-escalated technical-economic model was prepared on an after-tax discounted cash flow (DCF) basis, the results of which are presented in this subsection.

Annual estimates of mine production with associated cash flows are provided for years 2022 to 2033, based on Proven and Probable Reserves only. The presented economic analysis is based on 100% attributable Mineral Reserves (Alcoa Corporation owns 60%),

The assumptions used in the analysis are current at the end of December 2021.

Alcoa uses a 9% discount rate for DCF analysis.  SLR is of the opinion that a 9% discount/hurdle rate for after-tax cash flow discounting for the well-established, large-scale bauxite operations at Juruti is reasonable and appropriate.

Key criteria used in the analysis are discussed elsewhere throughout this TRS.  General assumptions used are summarized in Table 19‑1.

Table 19‑1: LOM Technical-Economic Assumptions

Description	Value
Start Date	January 1, 2022
Mine Life based on Mineral Reserves	11 years
Average LOM Price Assumption	$31.66/t
Average LOM Operating Costs per tonne sold	$14.90/t
Sustaining Capital	$330.1 million
Production Box Cuts	$114.6 million
Mine Closure/Reclamation Costs	$62.0 million
Discount Rate	9%
Discounting Basis	Beginning of Period
Inflation	0%
Royalty + CFEM	4.5%

Table 19‑2 provides a summary of the mine physicals over the 11-year mine life.

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Table 19‑2: LOM Production Summary

Description	Units	Value
Mine Life	Years	11
Total Mined	Mt	113.3
Waste Mined	Mm3	472.1
Average Strip Ratio	m3/t	3.61
Average LOM Annual Mining Rate	Mtpa	9.4
Average LOM Annual Product Tonnage	Mtpa	7.4
LOM washed Product	Mt	72.4
LOM Unwashed (DSO) Product	Mt	16.0
Total Product (washed +unwashed) sold	Mt	88.5
Average Product Available Al2O3 Grade	%	47.12
Average Product Reactive SiO2 Grade	%	3.45

20.2	Cash Flow Analysis

The indicative economic analysis results, presented in Table 19‑3, indicates an after-tax free cash flow of $343.2 million and an after-tax Net Present Value (NPV), using a 9% discount rate of $224.0 million at an average selling price of $31.66/tonne.

Capital expenditure identified in the economics is for the continuation of the operations over the mine life and covers construction costs for new tailings storage facilities (TSF), capitalised costs for excavation of future box cuts, haul roads and the set up and start of mining operations on the Capiranga Central plateau.

Project economic results and estimated cash costs are summarized in Table 19‑3.  Annual estimates of mine production with associated cash flows are provided for years 2022 to 2033, the current LOM based on Proven and Probable Reserves only.

The economic analysis was performed using the estimates presented in this TRS and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

20.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities.  The operation is nominally most sensitive to market prices (revenues) followed by operating cost.

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Table 19‑3: Life of Mine Indicative Economic Results

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21.0	Adjacent Properties

There are no mineral properties immediately adjacent to those licenses / permits which comprise the Juruti Bauxite Mine, and as such the SLR QPs have not reported any other relevant information in this Technical Report Summary.

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22.0	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report Summary understandable and not misleading.

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23.0	Interpretation and Conclusions
23.1	Geology and Mineral Resources
•

As of December 31, 2021, exclusive of Mineral Reserves, Measured Mineral Resources are estimated to total 5.66 Mt at 44.53% available alumina (A.Al2O3) and 5.28% of reactive silica (R.SiO2) for washed and unwashed material, and Indicated Mineral Resources are estimated to total 58.59 Mt at 45.34% A.Al2O3and 4.42% R.SiO2 for washed and unwashed material. In addition, Inferred Mineral Resources are estimated to total 563.79 Mt at 45.69% A.Al2O3and 4.72% R.SiO2. Mineral Resources are reported on a 100% Alcoa attributable ownership basis for consolidated reporting purposes.

•

Juruti is a lateritic bauxite deposit formed through a combination of intense weathering and geochemical alteration, leaching by meteoric waters, and accumulation of alumina and iron-rich horizons. Periodic erosion and redeposition is also known to have occurred.

•

The lateritic deposits have originated from the Alter-do-Chao Formation; Cretaceous fluvial-lacustrine deposits of sandstone, siltstones, mudstones, and quartz breccia. Weathering and alteration of these parent rocks is estimated to have taken place during the Eocene.

•

Bauxitization has occurred through the formation of gibbsite crystals which form massive bauxite horizons which exist as plateaus across the Juruti region. In comparison to their lateral extent over tens of kilometers, the overall thickness of the bauxite deposits are relatively thin being only several metres thick.

•	Geological interpretation of the Juruti deposit has been possible through extensive exploration drilling, detailed geological logging, sampling, and the results of chemical analysis.
•

Mutum, Santarém, São Francisco and Nhamundá are plateaus drilled by auger, and to a less extent wells which support the estimation of Mineral Resources. SLR has reviewed this information and it is reasonable, but there is not a complete statistical study comparing these methodologies with more accurate drilling procedures (AC). The R.SiO2 bias identified in a preliminary comparison approach, is a known risk which can impact the Mineral Resources definition of these plateaus.

•	Protocols for drilling, sampling preparation and analysis, verification, and security meet industry standard practices and are appropriate for the purposes of Mineral Resource estimation.
•

Juruti technical staff do not use the short-term drilling information for the long term models due to different QA/QC and sampling methodologies used. Therefore the long term models do not have any detailed information that can confirm the continuity of the bauxite layer or change the KEV grades.

•

In the SLR QPs’ opinion, the QA/QC program as designed and implemented at Juruti is being improved continuously, and the assay results within the database are suitable for use in a Mineral Resource estimate.

•	The drill hole database used for geological modelling has been reviewed by the SLR QP and is deemed suitable for Mineral Resource estimation.
•	For the Mineral Resources classification IK and conditional simulations are used to quantify the uncertainty related with geological modelling and grade estimation.
•

The final Mineral Resource estimate is obtained through a benefit calculation that considers a future bauxite price, exchange rate, the three key economic variable grades, 100% of the metal recovery, and maximum mining selectivity, without consideration of a minimum thickness.

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•

The SLR QP reviewed the Mineral Resources assumptions, geological modelling and estimation workflows, data consistency and reporting procedures, and is of the opinion that the Mineral Resource estimate is appropriate for the style of the mineralization, and that the block model is reasonable and acceptable to support the December 31, 2021 Mineral Resource estimate.

23.2	Mining and Mineral Reserves
•

As of December 31, 2021, Proved Reserves are estimated to total 50.94 dry Mt at 47.68% available alumina (A.Al2O3) and 3.52% of reactive silica (R.SiO2) for washed and unwashed material and Probable Reserves are estimated to total 37.94 dry Mt at 46.32% A.Al2O3and 3.41% R.SiO2 for washed and unwashed material.

•

A cut-off value is determined using the Mineral Reserve bauxite price, recovery, transport, treatment and mine operating costs. The bauxite price used for the Mineral Reserves is based on contract established with Alumar Refinery (Alcoa), as 90% of the production is shipped to this refinery, annually updated, upon which are considered clients characteristic, offer and demand for internal consumption and exported bauxite, bonus, and penalties according to the quality of the product.

The Juruti Mine operations are based on the use of conventional strip mining. Each plateau is divided into panels and regular strips of 20 m width x 200 m long within which a number of sequential mining activities including land clearance, topsoil removal, overburden stripping and waste backfill, and bauxite mining take place. The life of mine (LOM) plan is shown in Table 13‑1: Mining Equipment

•	Table 13‑2.
•

The production from 2022 through 2035 will include approximately 127.6 wet Mt of ROM, 100.9 wet Mt of bauxite with average grades of 47.10% Al2O3, 3.48% R.SiO2 and 16.47% Fe. Strip ratio for the LOM is 4.2 (m3/t).

•	Dilution and extraction factors follow the historical trend and are considered appropriate for the type of mining methods employed at Juruti.
•

The level of dilution will likely increase if the methodology is changed to the use of survey pickups also for the floor and by creation of solids by lithology as the current process. This does not represent a significant risk to the Mineral Reserve estimate, as the dilution should just be adjusted to more accurate values. The level of extraction will likely decrease under similar circumstances as more care will be required to avoid excess dilution in the ore.

23.3	Mineral Processing
•

The Juruti Bauxite Mine’s processing plant has been in operation since 2009 and uses a simple comminution (crushing), washing, and wet screening circuit to produce washed bauxite for shipping, in addition to an unwashed bauxite product (direct shipping ore). The plant flowsheet is designed for the removal of silt and clay (fine particles) using a scrubber and hydrocyclone which are subsequently deposited into tailings storage facilities.

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•

The production capacity of the process plant is 6.2 Mtpa of washed and 1.3 Mtpa of unwashed bauxite. The current global mass recovery of the plant is approximately 75% and the final product specification has 47.5 ± 1% of available alumina content (A.Al2O3) and 4.1 ± 0.5% of reactive silica (R.SiO2) content.

•	The SLR QP is of the opinion that the process flowsheet is straightforward as it comprises only comminution and washing and that it is appropriately aligned to the ore feed material.
•

The SLR QP is also of the opinion that the samples previously used for comminution test work were representative of the Juruti project ore at the time, and that test work results indicated that the ore is moderately hard and can be ground to the required product sizes without any challenges. More complex or extensive test work is deemed not to be required given the simple process flowsheet. The comminution results are sufficient for the initial mill sizing and ongoing benchmarking exercises.

•

On the basis that the process plant at the Juruti Bauxite Mine has been in operation since 2009, the SLR QPs are satisfied that the existing flowsheet is appropriate for the continued processing of Juruti ore.

•	The SLR QP is satisfied that according to Alcoa, plant consumables are kept on site and replaced as part of the routine maintenance schedule.
23.4	Infrastructure and Tailings
23.4.1	Infrastructure
•

The required infrastructure to support the ongoing mining operations at the Juruti Bauxite Mine are well established. Most of the required infrastructure is located within the surface infrastructure area at the mine site itself, including the bauxite processing / beneficiation plant, bulk power generation and water supply, mine waste facilities, railroad siding and materials handling/loading equipment, in addition to ancillary buildings.

•

Power to the mine site is supplied by fuel oil generators, while the port is connected to the commercial grid from Juruti town. Water for the mine site, principally used in the processing plant, is supplied from water collection pumps installed in the Juruti Grande stream to the north then via an approximately 9 km overland pipeline. Water is also recovered from the tailings ponds where possible and recirculated for use in the plant. SLR is satisfied that the power and water supplies to the Juruti Bauxite Mine are in place and have been demonstrated through past production to be sufficiently reliable to support ongoing operations.

•

Off-site infrastructure is similarly well established and comprises the materials handling and ship loading equipment at Juruti port used for bauxite product export along the Amazon River. The mine site is connected to the port by a dedicated railroad approximately 55 km in length, serviced by two locomotives.

•

The Juruti Bauxite Mine is accessible via a public road from Juruti town which connects to a mine access road. This road provides the primary means of access to the site for personnel living in Juruti town. Given the remote location of Juruti within Pará State, access to other regions by road is limited. Juruti port therefore, in addition to Juruti Airport, serves as the primary transportation route for equipment, materials and supplies from other regions of Brazil, or internationally.

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•

SLR has been able to confirm the suitability of infrastructure during a site visit conducted by the QPs and is satisfied that the equipment and facilities required to sustain the proposed bauxite mining activities are available.

23.4.2	Tailings
•

Based on an annual washed bauxite production of 6 Mtpa, the tailings generated annually are in the order of 1.93 Mtpa (dry tonnage). The Juruti Bauxite Mine currently has eight tailings storage facilities which comprise thickening ponds and tailings disposal ponds.

•

No design or construction documentation was made available for the review, however, it is understood that relevant engineering records are available. It has not been possible to verify the extent to which Alcoa’s corporate policy requirements have been implemented for the management of the Juruti tailings storage facilities.

•

The TSFs are classified and audited in accordance with Brazilian regulation and the Brazilian National Mining Agency standards are being used. SLR relies on the conclusions provided in the published database and correspondence with Alcoa’s team, and therefore provides no conclusions or opinions regarding the stability of the listed dams and impoundments.

•

To support ongoing operations, one new tailings pond is planned every two years based on current disposal technology i.e., the use of thickening and disposal ponds. The total planned disposal capacity is 51 Mm3. Alcoa is assessing other technologies to dewater and disposal Juruti bauxite tailings. Preliminary studies show that the “dry backfill” alternative has technical and financial potential to be competitive.

•

Closure concepts and cost estimates based on preliminary assessment have been developed for TP1 and TP2 which will be closed first. The rest of the facilities will be closed progressively throughout the mine life.

•

Overall, the SLR QP is of the opinion that the current method of tailings disposal is conventional and that alternative technologies for future disposal are being considered by Alcoa. SLR is also satisfied that Alcoa has established or plans to establish sufficient tailings disposal capacity requirements for the next 15 years of operation and is actively addressing the closure of existing facilities at full capacity.

23.5	Environment
•

Juruti has several permit renewals that are long overdue, however Alcoa has confirmed that applications for renewal were lodged 120 days prior to expiry as required by law.  Alcoa follows up on these overdue permits with the regulators, but the renewal processes are hampered by capacity limits of the authorities. Evidently this is a widespread problem affecting many other companies in Pará state. The permits remain valid because renewal applications have been submitted, unless the regulators issue a negative decision. It does seem unlikely that a negative decision would be issued years after the renewals were lodged, however the risk cannot be ruled out.

•	Alcoa reports annually to the regulators in compliance with operating licence requirements and no compliance issues were identified with regards to compliance with licence conditions. Alcoa reported

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two environmental incidents to the regulators which occurred in Dec 2020 and March 2021 which caused siltation of downstream watercourses. These incidents were fully investigated and addressed.
•

The water balance provided to SLR for review does not include all Project facilities and there are several uncertainties in the input data. There is risk in the lack of understanding the water management and water balance at the operations that could lead to unplanned discharge of excess and potentially contaminated water to the environment. Pollution incidents would result in non-compliance events and represent a risk of potential fines and costs associated with investigation and remediation. Pollution events also has the potential to impact negatively on the operations relationships with affected communities.

•

SLR has made recommendations regarding continuing to follow up with the regulators on permit renewals that are long overdue, updating environmental and social management plans, improving the water balance accuracy, and adding information in the closure plan on the management of mine tailings and waste rock facilities and to state the closure objectives.

•

The Association of Communities of the Juruti Velho Region (Acorjuve) has been active in the area since 2005 and disrupted environmental monitoring, a routine operational activity, as recently as 2019. The community objected to the social programs and dissemination of information from Alcoa and stated that the company used photos of their communities and children without authorization in the information Alcoa disseminated. Alcoa reportedly came to an agreement with the parties and environmental monitoring and dissemination of information resumed in April 2021.  However, another community issue arose in 2020 when Acorjuve representatives decided not to follow the agreed-upon path to transition mining proceeds to the foundation. This agreement was reached between Alcoa, community representatives and regulators in February 2018 in which Alcoa agreed to pay compensation and royalties to the community through a foundation to ensure transparency and good governance.  Alcoa has stated that it continues to urge the association to engage in dialogue with the expectation of completing the foundation’s by-laws as soon as possible. Community disruptions and a lack of progress in setting up the community foundation represent some risk, likely low, to the operations.

In SLR’s opinion Alcoa manages permitting adequately within the context of the regulator’s capacity limitations by applying for renewals according to legal requirements and following up on overdue renewals. Provided that Juruti personnel maintain auditable records of written and verbal communication with authorities regarding the overdue renewals and respond promptly to any requests for additional information, this risk should be appropriately managed. Alcoa continues to negotiate on the key issue of setting up a foundation to manage royalty payments to the communities.

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24.0	Recommendations
24.1	Geology and Mineral Resources
1.

SLR has reviewed and agrees with Alcoa’s proposed plan to convert the historical exploration drilling data from auger and wells in Mutum, Santarém, São Francisco, and Nhamundá plateaus with air core (AC) drill hole data. Phase I of the recommended work program will include a significant amount of exploration and infill AC drilling and Phase II a Preliminary Economic Assessment (PEA) also called an Initial Assessment (currently in progress).

2.	Review the grade restriction approach for all variables, and implement a procedure to avoid the estimation of values outside the low and top cut range.
3.

Review wireframe parameters to improve the modelled bauxite layer continuity and address gaps in the mineralization layer where there are no drill holes. In some areas the drill hole spacing is not regular resulting in incorrect geological interpretation of the continuity of the bauxite layer.

4.	For the future works, revise Mineral Resource classification criteria to correlate with drill hole spacing as it relates to geological and mineralization continuity.
5.	Use the short-term drill hole information to update the long-term models, with consideration of the quality and confidence of the database.
6.

Investigate the discrepancies between the samples and block model results for reactive silica, as well as the high dispersion in the standards Quality Assurance/Quality Control (QA/QC) charts for this variable. As mining commences at Capiranga Central and Maurari, work should be carried out to improve the accuracy and precision of the reactive silica testwork in both the analytical results and in the short-term model, and carefully monitor performance.

7.	Develop a robust monthly QA/QC report, which includes a summary of performance and related actions to improve results as needed.
8.	Work towards Brazilian and/or international accreditation for quality management (such as ISO 9001) and analytical techniques (such as ISO 17025 or ISO 14000) at the onsite Juruti laboratory.
9.

Continue to work with an inter-disciplinary team to develop and improve the reconciliation process and establish reconciliation factors to consider for model calibration of all relevant model pair comparisons, e.g. long and short-term block models

10.	Continue to explore prospective plateaus with mineralization indicated through well or auger drill hole results (historical information) and to replace them with AC drill holes.
11.

Develop a statistic and geostatistical study with twin holes to calculate the real bias between methodologies for all the plateaus where the samples are from auger or wells. After that define correction factors or penalties for the biased variables.

24.2	Mining and Mineral Reserves
1.

SLR recommends converting the sub-cell Resource block model to a SMU regularised block model with the ore lithology. This will account for the operating dilution prior calculating the NSR value. Current process calculates the NSR for each sub-cell block not accounting for operating dilution.

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2.	SLR recommends an application of the dilution and mining recovery factors prior pit optimization and mining scheduling.
3.

SLR recommends implementing a proper reconciliation process, taking in consideration the creation of 3D solids of each type of material is mined, increasing the accuracy of dilution and mining recovery factors. Those modifying factors should be calculate by each panel and a weight average should be calculated for each plateau and applied respectively on the block with the plateau.

4.

Haulage distance is calculated based on regressions. SLR recommends using the entrance haul roads design for plateau and use the entry point as the reference point to be used for each block, increasing the level of calculation.

5.	SLR recommends an economical trade-off study to define of what is the best percentage between washed and unwashed product.
24.3	Mineral Processing
1.	SLR recommends reducing the reactive SiO2 grades by potential process improvements such as reverse flotation to increase the quality of the product.
2.

SLR understands that all of the analysis for the Juruti operation is conducted internally by Alcoa and recommends that independent verification of the sample analysis by a certified laboratory. This program can be conducted on a structured basis to ensure the QA/QC aspects of the internal analysis.

24.4	Infrastructure and Tailings
1.

Updated dam breach assessments for the TSFs were previously recommended during independent reviews in 2021. These were ongoing at the time of reporting and therefore SLR recommends that the outcome of these assessments is evaluated for adherence to existing designs and ongoing monitoring/maintenance requirements.

2.

Continue with the implementation of the GISTM requirements, the assessment of alternative dry tailings disposal technologies, as well as the closure plan of the facilities that reach their full capacity.

24.5	Environment
1.	Continue to regularly update the Social and Environmental Management Plan in response to monitoring information to ensure that environmental and social impacts are managed as effectively as possible.
2.	Continue to ensure that renewal applications are lodged for all approvals that are due to expire soon and continue to follow up on renewals that are long overdue with the regulator.
3.

Develop an integrated water balance and management plan that includes all Project facilities.  This is necessary because the current water balance does not include all Project facilities and has various uncertainties.  Maintaining an accurate water balance is imperative to understand how water is stored in the various facilities and identify when there is risk of overflows or unplanned discharge.

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4.

It is recommended as per industry good practice that the mine develop and maintain a list of external stakeholders and their interests, and setup and maintain a system to receive, document and address community complaints or grievances.

5.	Continue negotiations with Acorjuve to set up the foundation to manage royalties paid to the communities.
6.

SLR recommends that Alcoa develop an integrated Mine Closure Plan (MCP) and associated cost estimate for closure, covering all mine facilities including mining areas, tailings and waste rock facilities, process plant and other infrastructure. The integrated MCP should include land use objectives for closure and should address social aspects of closure.

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25.0	References

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

US Securities and Exchange Commission, 2018: Regulation S-K, Subpart 229.1300, Item 1300 Disclosure by Registrants Engaged in Mining Operations and Item 601 (b)(96) Technical Report Summary.

Carvalho, A., and Lucas, Y., et al., 1997, Brazilian Bauxites, Chapter III The Bauxite of Juruti, Paris: ORSTROM, 331 p.

Negrao, L. B. A., da Costa, M. L., Pollmann, H., 2018, The Belterra Clay on the bauxite deposits of Rondon do Pará, Eastern Amazon, Brazilian Journal of Geology, 48 (03),

de Oliveira, S. B., da Costa, M. L., Filho, H. P., 2016, The lateritic bauxite deposit of Rondon do Pará: A new giant deposit in the Amazon Region, Northern Brazil, Economic Geology, 111. 1277-1290. 10.2113

Alcoa, 2018. QAQC System Management - Rev 001.005. Internal Juruti Mine document prepared by consulting firm VCE and approved by M. Oliveira and A Lacerda of Alcoa.

Alcoa, 2021. Email response from Flavio Silva, relating to queries on tailings at Juruti, 18 November 2021

Alcoa, June 2021: Juruti Bauxite Tailings – 15 Year Master Plan (2021-2035), Presentation to internal stakeholders

Alcoa, 2021, Juruti Resource and Reserves Report_WashingPlant -2021, 31 October 2021

JKTech, 2002, Bond rod and ball mill work index tests on nine washed bauxite samples from Jurunti project, Brazil, prepared for Omnia minerios Ltd (December 2002)

HDA Servicos S/C Ltda, 2007, Bond work index testing on Juruto washed bauxite, prepared for Omnia minerios Ltds (February 2007)

Alcoa 2021a: Relatorio de Informacao Ambiental Annual, Alcoa Juruti 2020/2021 (2020/2021 Annual Environmental Report).

Alcoa, 2021b: Presentation titled: Matriz de Compensação Coletiva do Assentamento Socó 1 (Water management presentation).

Alcoa, 2021c: Draft Local Procurement Policy.

Alcoa, 2021d: Presentation titled: Development of commercial opportunities - Suppliers and communities from Juruti outskirts (English version).

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Alcoa, 2020a: Annual Report.

Alcoa, 2020b:  Juruti 2020 Plano de fechamento de Mina DNPM 808.954/1975 DNPM 850.010/1991 DNPM 850.011/1991 (Mine Closure Report).

Alcoa 2020c: Relatorio de Informacao Ambiental Annual, Alcoa Juruti 2019/2020 (2019/2020 Annual Environmental Report).

Associacao das Comunidades da Regiao de Juruti Velho-ACORJUVE, 9 September 2019: letter to Alcoa titled: Convite Pará Reu

CNEC, 2004: Projecto Juruti Estudo de Impacto Ambiental (Environmental Impact Assessment).

Internet account of community protest, sourced on 30 November, 2021. Alcoa vs. the Amazon: How the ribeirinhos won their collective land rights (mongabay.com)

Magma Analises Ambientais LTDA, October 2021: Resultados DA NBR 10004 – Rejeito De Bauixita Final (tailings analysis results)

VCE, 2019.  Relatorio QAQC Alcoa-18H17-008, Internal Report.

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26.0	Reliance on Information Provided by the Registrant

This report has been prepared by SLR for Alcoa.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to SLR at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information supplied by Alcoa and other third-party sources.

For the purpose of this report, SLR has relied on ownership information provided by Alcoa in a legal opinion by Luciano Amaral, Legal Manager – Brazil, dated February 10, 2022 entitled Alcoa World Alumina Brasil Ltda. to SRL executed. SLR has not researched property title or mineral rights for the Juruti Bauxite Mine as we consider it reasonable to rely on Alcoa’s legal counsel who is responsible for maintaining this information.

SLR has relied on Alcoa for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Juruti Bauxite Mine in the Executive Summary and Section 19.  As the Juruti Bauxite Mine has been in operation for over ten years, Alcoa has considerable experience in this area.

The SLR QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from Alcoa is sound.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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27.0	Date and Signature Page

This report titled “Technical Report Summary on the Juruti Bauxite Mine, Brazil
S-K 1300 Report” with an effective date of December 31, 2021 was prepared and signed by:

SLR International Corporation(Signed) SLR International Corporation

Dated in WA, USA
February 24, 2022

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